As confidentially submitted to the Securities and Exchange Commission on June 22, 2018

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Arog Pharmaceuticals Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	83-0944201
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	5420 LBJ Freeway, Suite 410 Dallas, Texas, 75240 (214) 593-0500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
M. Scott Salka Chief Executive Officer Arog Pharmaceuticals Holdings, Inc. 5420 LBJ Freeway, Suite 410 Dallas, Texas, 75240 (214) 593-0500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies to:
Sophia Hudson Joseph A. Hall Davis Polk & Wardwell llp 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Brian J. Cuneo Patrick A. Pohlen Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Class A Common Stock, par value $0.0001 per share		$	$	$
(1)	Includes shares that may be purchased by the underwriters to cover the underwriters’ option to purchase additional shares of our common stock of the public offering price less the underwriters’ discount.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

We currently operate as Arog Pharmaceuticals, Inc., a Delaware corporation whose financial statements are included in this registration statement. Prior to the consummation of this offering, Arog Pharmaceuticals, Inc. will convert into a Delaware limited liability company which will be named Arog Pharmaceuticals LLC. Subsequently, Arog Pharmaceuticals Holdings, Inc., the registrant whose name appears on the cover of this registration statement, will become the sole managing member of Arog Pharmaceuticals LLC, which will then become a consolidated subsidiary of Arog Pharmaceuticals Holdings, Inc. We refer to these and related transactions throughout the prospectus included in this registration statement collectively as the Reorganization Transactions, and they are described in further detail under “Organizational Structure” in the prospectus included in this registration statement. Shares of Class A common stock of Arog Pharmaceuticals Holdings, Inc. are being offered by the prospectus included in this registration statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 22, 2018

PRELIMINARY PROSPECTUS

Shares

Arog Pharmaceuticals
Holdings, Inc.

Class A Common Stock
$           per share

Arog Pharmaceuticals Holdings, Inc. is offering           shares of its Class A common stock.

This is our initial public offering and no public market exists for our Class A common stock. We anticipate that the initial public offering price will be between $           and $           per share.

We will be a holding company and our principal asset will be our common units in Arog Pharmaceuticals LLC. Immediately following this offering, the purchasers of our Class A common stock in this offering will collectively own          % of the economic interests in Arog Pharmaceuticals Holdings, Inc. and have            % of the voting power of Arog Pharmaceuticals Holdings, Inc. Our pre-IPO owner will have the remaining          % of the voting power of Arog Pharmaceuticals Holdings, Inc. through ownership of our Class A and Class B common stock. After the completion of this offering, an entity affiliated with our Executive Chairman will continue to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq Stock Market LLC. See “Management—Controlled Company.”

We intend to apply to list our Class A common stock on the Nasdaq Global Market under the symbol “AROG.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 16.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and will therefore be subject to reduced reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses(1)	$	$

___________
(1) We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional           shares of our Class A common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $           , and the total proceeds to us, before expenses, will be $           .

The underwriters expect to deliver the shares to purchasers on or about           , 2018 through the book-entry facilities of The Depository Trust Company.

Citigroup

, 2018

TABLE OF CONTENTS

Page

Prospectus Summary	1
Risk Factors	16
Special Note Regarding Forward-Looking Statements	64
Organizational Structure	66
Use of Proceeds	72
Dividend Policy	74
Capitalization	75
Dilution	76
Unaudited Pro Forma Financial Information	78
Selected Historical Financial Data	79
Management’s Discussion and Analysis of Financial Condition and Results of Operations	80
Business	93
Management	130
Executive Compensation	134
Certain Relationships and Related Party Transactions	136
Principal Stockholders	143
Description of Capital Stock	145
Material U.S. Federal Tax Considerations for Non-U.S. Holders of Class A Common Stock	152
Shares Eligible for Future Sale	154
Underwriting	157
Legal Matters	162
Experts	162
Where You Can Find More Information	162
Index to Financial Statements	F-1

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

Basis of Financial Presentation

In this prospectus, unless the context otherwise requires, the “company,” “we,” “us” and “our” refer to (1) prior to the completion of the Reorganization Transactions, Arog Pharmaceuticals LLC and Arog Pharmaceuticals, Inc., and (2) after giving effect to the Reorganization Transactions, Arog Pharmaceuticals Holdings, Inc. and its consolidated subsidiary, Arog Pharmaceuticals LLC. Arog Pharmaceuticals LLC has owned all of our operating assets and substantially all of our business since its inception on March 29, 2010. Such entity was converted into a Delaware corporation, Arog Pharmaceuticals, Inc., on September 13, 2014. In connection with the Reorganization Transactions (as defined herein) which will occur prior to the completion of this offering, Arog Pharmaceuticals, Inc. will convert into a Delaware limited liability company, again named Arog Pharmaceuticals LLC. The financial statements of Arog Pharmaceuticals, Inc. included elsewhere in this prospectus reflect its results through December 31, 2017. The financial results of Arog Pharmaceuticals LLC will be consolidated in the financial statements of Arog Pharmaceuticals Holdings, Inc. following this offering. We have not included the historical financial statements of Arog Pharmaceuticals Holdings, Inc. in this prospectus because Arog Pharmaceuticals Holdings, Inc. has engaged to date only in activities in contemplation of this offering and has no operations or assets. Following the completion of this offering, Arog Pharmaceuticals Holdings, Inc. will be a holding company and its principal asset will be common units in Arog Pharmaceuticals LLC. Accordingly, following the completion of this offering, we will include the consolidated financial statements of Arog Pharmaceuticals Holdings, Inc. in our periodic reports and other filings as required by applicable law and the rules and regulations of the Securities and Exchange Commission, or SEC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

i

This prospectus also includes unaudited pro forma financial information in order to reflect, on a pro forma basis, the impact of the Reorganization Transactions and as further adjusted for this offering, on the historical financial information of Arog Pharmaceuticals, Inc. The unaudited pro forma financial information also reflects certain purchase accounting adjustments. See “ Unaudited Pro Forma Financial Information.”

This prospectus contains references to fiscal 2016 and fiscal 2017, which represent our fiscal years ended December 31, 2016 and December 31, 2017, respectively.

Market and Industry Data

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the section entitled “Business.” We have obtained the market data from certain publicly available sources of information, including publicly available independent industry publications and other third-party sources. Unless otherwise indicated, statements in this prospectus concerning our industry and the markets in which we operate, including our general expectations and competitive position, business opportunity and market size, growth and share, are based on information from independent industry organizations and other third-party sources (including industry publications, surveys and forecasts), data from our internal research and management estimates. Forecasts are based on industry surveys and the preparer’s expertise in the industry and there is no assurance that any of the forecasted amounts will be achieved. We believe the data that third parties have compiled is reliable, but we have not independently verified the accuracy of this information (other than information provided by our affiliates). Any forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. All of the forecasts, assumptions, expectations, beliefs, estimates and projections discussed herein, including statements from third parties regarding industry data, involve risks and uncertainties and are subject to change based on various factors, including those described under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

ii

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes appearing elsewhere in this prospectus before making an investment decision to invest in our Class A common stock. In this prospectus, unless the context otherwise requires, the “company,” “we,” “us” and “our” refer to (1) prior to the completion of this offering, Arog Pharmaceuticals LLC, and (2) after giving effect to this offering, Arog Pharmaceuticals Holdings, Inc. and its consolidated subsidiary, Arog Pharmaceuticals LLC, through which all of the company’s business will continue to be conducted.

Overview

We are a late-stage biopharmaceutical company dedicated to improving the lives of cancer patients by developing crenolanib in indications with high unmet need. Crenolanib is an orally administered, highly potent and selective, mutation-resistant pan-FLT3 inhibitor. To date, crenolanib has been evaluated in over 400 patients across 19 completed or ongoing clinical trials. In Phase I/II clinical trials of crenolanib combined with intensive chemotherapy in patients with relapsed or refractory and newly diagnosed FLT3-mutated acute myeloid leukemia, or AML, composite complete remission have been observed in 68% and 85% of patients, respectively, as evidenced by the reduction in leukemic blasts to less than or equal to 5% in the bone marrow. Based on these results, we have commenced two pivotal Phase III clinical trials of crenolanib in FLT3-mutated AML: one trial in relapsed or refractory patients, and another trial in newly diagnosed patients. In addition to its observed activity in FLT3, in preclinical studies, crenolanib has also been observed to be a highly potent inhibitor of platelet-derived growth factor, or PDGF, receptors, and is being evaluated in several solid tumor indications where PDGF pathways are implicated as disease drivers. Given the compelling safety and clinical benefit observed thus far, we believe crenolanib has the potential to become a best-in-class therapeutic for multiple oncology indications. Our vision is to prolong the lives of cancer patients by advancing crenolanib in combination with standard of care chemotherapies as well as emerging therapies that offer the potential for synergistic treatment effects. In certain diseases which currently have no approved treatments, crenolanib is being evaluated as monotherapy.

The lead indication for crenolanib is AML driven by FMS-like tyrosine kinase 3, or FLT3, mutations, an aggressive and deadly disease with limited targeted therapy options. In 2017, the estimated annual incidence of AML in the United States was 21,380 according to the American Cancer Society; there are also estimated to be over 18,000 new diagnoses in Europe each year. FLT3 mutations occur in approximately one-third of AML patients and are associated with increased rates of relapse and decreased overall survival, or OS. Crenolanib has been granted Orphan Drug designation for AML in the United States by the FDA, in the European Union by the EMA and in Switzerland by Swissmedic. In November 2017, crenolanib was granted Fast Track designation by the FDA for the treatment, in combination with cytarabine-based salvage chemotherapy, of relapsed or refractory FLT3-mutated AML.

We believe crenolanib has the potential to be a best-in-class therapeutic for treating FLT3-mutated AML, and that we have optimized the design of our pivotal clinical trials to improve our chances to generate compelling efficacy and safety data. We have detailed the key reasons below:

•	Encouraging composite complete remission rates and low rates of relapse. Based on results from our safety studies, the combination of crenolanib with intensive standard of care chemotherapy has produced greater composite complete remission, or CRc, rates than those reported for Phase III clinical trials evaluating chemotherapy alone or chemotherapy combined with other FLT3 inhibitors. In Phase I/II clinical trials in relapsed or refractory FLT3-mutated AML patients and a Phase II clinical trial in newly diagnosed FLT3-mutated AML patients, crenolanib added to intensive chemotherapy regimens has demonstrated 68% and 85% CRc rates, respectively. Additionally, the cumulative incidence of relapse of newly diagnosed patients treated with crenolanib and intensive chemotherapy observed in these studies is 13% as of May 2018, with a median follow-up of 23 months.

•	Clinical safety data to date have shown crenolanib can be continually dosed with intensive chemotherapy. We believe crenolanib’s safety, drug-drug interaction and pharmacokinetic profiles suggest that it could be the only known FLT3 inhibitor that has the potential to be tolerated when dosed continually and at full strength between chemotherapy cycles. This allows for constant inhibition of FLT3 signaling for the duration of treatment. In contrast, other known FLT3 inhibitors appear to require two-weeks-on/two-weeks-off dosing cycles when combined with chemotherapy, allowing the possibility for FLT3-driven proliferation to resume. Further, clinical data suggest that crenolanib is well tolerated when co-administered alongside other drugs frequently used to manage side effects of AML treatment, including anti-fungal drugs.

•	Potential for accelerated data readout with EFS primary endpoint. The FDA and EMA have given us guidance on the use of event free survival, or EFS, as the primary endpoint in our Phase III FLT3-mutated AML pivotal clinical trials, and based on this feedback, we believe these studies, if successful, could support a New Drug Application, or NDA, and a Marketing Authorization Application, or MAA, respectively. EFS is defined as the failure to achieve a complete remission, relapse or death from any cause. We believe the use of EFS as the primary endpoint is a significant evolution from the traditional utilization of OS in pivotal oncology clinical trials. We believe the use of this endpoint could reduce the time required to obtain topline results by more than one year compared to a primary endpoint of OS. Further, for both ARO-013 and ARO-021, we assumed that the control arms would achieve higher EFS rates than those supported by historical data published in the literature, and we conservatively assumed that the crenolanib treatment arms would experience shorter EFS compared to what we have demonstrated in Phase I/II clinical trials to date.

Our Pipeline for Crenolanib

The following table summarizes the indications and development stage of crenolanib:

In Phase I/II clinical trials (ARO-007, ARO-010 and ARO-011) evaluating the safety of crenolanib in combination with intensive chemotherapy in relapsed or refractory FLT3-mutated AML patients, the full monotherapy dose (100 mg thrice daily) of crenolanib has been well tolerated. While these trials were not designed to evaluate efficacy, we have conducted post-hoc analyses in which we have observed encouraging responses in a subset of patients who received one or two prior therapies. Thirteen of the 19 patients (68%) who would have met the age and disease status criteria for our Phase III clinical trial (ARO-013) achieved CRc and as of June 2018, the median OS is estimated to be 17 months. In our Phase II clinical trial (ARO-006) evaluating crenolanib in combination with standard induction chemotherapy in newly diagnosed FLT3-mutated AML patients, 23 of the 27 patients (85%) who would have met the age and disease-status criteria for our Phase III clinical trial (ARO-021) achieved CRc. As of May 2018, OS at two years in our newly diagnosed clinical trial was 81% in these 27 patients and only three patients have relapsed. In each of these clinical trials, patients continue to be monitored for survival and several patients continue to receive crenolanib maintenance.

After receiving feedback and guidance from the FDA, we have initiated two pivotal Phase III clinical trials in AML (ARO-013 and ARO-021). The primary endpoint of each of the clinical trials is EFS, with OS as a secondary endpoint. The ARO-013 clinical trial is evaluating crenolanib combined with chemotherapy in up to approximately 320 relapsed or refractory FLT3-mutated AML patients. An interim data readout for this clinical trial is expected during the first half of 2020. The ARO-021 clinical trial is evaluating the current standard of care, which is Rydapt (midostaurin) combined with intensive chemotherapy, against crenolanib combined with the same chemotherapy regimen, in up to approximately 500 newly diagnosed FLT3-mutated AML patients. The first of two interim data readouts for this clinical trial is expected in the second half of 2021.

In addition to FLT3-mutated AML, we are also evaluating crenolanib in gastrointestinal stromal tumor, or GIST, with platelet-derived growth factor receptor A, or PDGFRα, mutation D842V. GIST is the most common sarcoma of the gastrointestinal tract, with an estimated 3,300 to 6,000 new cases diagnosed annually in the United States. In approximately 5% of patients with GIST, mutations in the PDGFRA gene, known as D842V, lead to primary resistance to targeted therapies and are associated with markedly inferior survival in patients with advanced or metastatic disease. Currently, there are no approved targeted therapies for PDGFRα D842V-mutated GIST. Crenolanib has demonstrated inhibition of PDGFRα D842V activity and showed a clinical benefit in five of 16 (31%) heavily pretreated evaluable patients in our Phase II dose-finding clinical trial (ARO-002). On this basis, we began dosing PDGFRα D842V-mutated GIST patients in a pivotal Phase III clinical trial in April 2017 (ARO-012). An interim data readout for this clinical trial is expected in 2020. Crenolanib has been granted Orphan Drug designation for soft tissue sarcoma by the FDA and by the EMA. In October 2016, crenolanib was granted Fast Track designation by the FDA in PDGFRα D842V-mutated unresectable or metastatic GIST.

PDGF receptors, specifically PDGFRα and PDGFRβ, are also implicated in several solid tumors and play an important role in the regulation of angiogenesis. We believe that crenolanib’s potency in suppressing the angiogenic process, and its synergy in combination with vascular endothelial growth factor, or VEGF, targeted treatment in vivo, will translate into greater clinical benefit for patients already receiving VEGF therapies. We are exploring this hypothesis with an ongoing Phase I clinical trial in gastric cancer combining crenolanib with the VEGF inhibitor Ramucirumab and paclitaxel chemotherapy.

Our Company

We were founded by Dr. Vinay Jain, a board-certified medical oncologist with over 20 years of experience in clinical drug development. In 2010, we in-licensed crenolanib and a benzimidazole portfolio of more than 200 related molecules from Pfizer Inc., or Pfizer. The clinical development of crenolanib at Pfizer had focused on the inhibition of PDGFR in solid tumors and had demonstrated favorable safety and tolerability in over 100 patients in two clinical trials. After obtaining rights to crenolanib, we discovered its potent activity against FLT3, a now validated target; such activity against FLT3 was previously unknown. In addition, we discovered that optimizing the dosing schedule to three times daily allows for greater sustained target inhibition, a critical attribute of effective tyrosine kinase inhibitor, or TKI, therapies. Pursuant to our license agreement with Pfizer, we are obligated to pay Pfizer three commercialization milestone payments totaling $12.5 million in the aggregate, as well as a percentage of royalties in the low teens based on net sales of licensed products by us, our affiliates and our sublicensees, with the royalty percentage in the United States decreasing to a high single digit percentage upon the expiration or abandonment of the last valid licensed U.S. patent claim covering the licensed product.

Since in-licensing crenolanib, we and other trial sponsors have evaluated the drug in over 300 additional patients across 17 completed or ongoing clinical trials aimed at expanding the therapeutic potential of crenolanib. In order to capitalize on this opportunity, we have assembled an experienced management team led by our founder and Executive Chairman, Dr. Vinay Jain. In March 2018, we appointed Scott Salka as our Chief Executive Officer, who most recently was the Chief Executive Officer of AmpliPhi Biosciences, and Dean Ferrigno as our Chief Financial Officer, who most recently was the Vice President of Finance and Chief Accounting Officer of Sorrento Therapeutics.

Our Strategy

Our goal is to become a leading global oncology company. Key elements of our strategy are as follows:

•	Advance crenolanib toward U.S. and E.U. regulatory approvals and commercialization in AML.

•	Capture the full commercial potential of crenolanib, if successfully developed and approved, in AML and other potential indications.

•	Expand the crenolanib opportunity by developing it as a novel angiogenesis inhibitor for additional indications.

•	Maximize the value of our target discovery benzimidazole platform by identifying additional novel and highly-specific kinase inhibitors.

Class A Common Stock and Class B Common Stock

After the completion of this offering, our outstanding capital stock will consist of Class A common stock and Class B common stock. Investors in this offering will hold shares of Class A common stock. See “Description of Capital Stock.”

Risk Factors

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.” We believe the principal risks facing us are as follows:

•	our history of net losses, including approximately $11.6 million and $12.1 million for fiscal 2017 and fiscal 2016, respectively, and our ability to achieve profitability in the future;

•	our substantial dependence on our sole product candidate, crenolanib;

•	the uncertainty inherent in the clinical development and regulatory process for new drug candidates;

•	our ability to obtain the additional funding we will require on acceptable terms, or at all;

•	our lack of an operating history, conducting large scale clinical trials or commercializing drug products;

•	our substantial dependence on our Executive Chairman, Dr. Vinay Jain;

•	the possibility that crenolanib, or any future product candidates, may cause undesirable side effects that could delay or prevent their regulatory approval or result in significant negative consequences following marketing approval, if any;

•	the significant competition we face, and the chance that our competitors may develop and market products that are more effective, safer or less expensive than crenolanib, or any other future product candidates;

•	that we are controlled by the Continuing LLC Owner (as defined herein) whose interest in our business may be different than yours, and, due to the high vote stock held by the Continuing LLC Owner, that we will continue to be controlled by such entity even though it may in the future own less than a majority of the outstanding shares of our common stock;

•	that we engage in related party transactions, which result in a conflict of interest involving our management; and

•	our intention to take advantage of certain exemptions following the completion of this offering as a “controlled company” under the rules of the Nasdaq Stock Market LLC.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. In particular, we have provided only two years of audited financial statements and we have not included all of the executive compensation related information that would be required in this prospectus if we were not an emerging growth company. In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies.

As an emerging growth company, upon completion of this offering we will not be required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes Oxley. Section 404(a) requires issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting, as well as assess the effectiveness of such internal controls and procedures. Section 404(a) requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment and the effectiveness of the internal control structure and procedures for financial reporting. We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2019, and because we have opted to rely on the exemptions provided in the JOBS Act, we will not be required to comply with Section 404(b) until we cease to be an “emerging growth company” as defined in the JOBS Act.

We could be an “emerging growth company” for up to five years from completion of our initial public offering, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Controlled Company

Upon the completion of this offering, we expect to be considered a “controlled company” under the Nasdaq Stock Market LLC rules. As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors” as defined under the rules of Nasdaq; (2) our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and (3) our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We intend to take advantage of certain of these exemptions following the completion of this offering. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of Sarbanes Oxley and rules with respect to our audit committee within the applicable time frame. See “Management—Controlled Company.”

Our History and Summary of Offering Structure

Our business has been operated through Arog Pharmaceuticals, Inc. Arog Pharmaceuticals Holdings, Inc. was formed on June 4, 2018 for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of the Reorganization Transactions (as defined herein) and this offering, all of our business will be conducted through Arog Pharmaceuticals LLC, and the financial results of Arog Pharmaceuticals LLC will be consolidated in Arog Pharmaceuticals Holdings, Inc.’s financial statements. Arog Pharmaceuticals Holdings, Inc. is a holding company whose principal asset will be common units in Arog Pharmaceuticals LLC.

This offering is being conducted through what is commonly referred to as an “Up-C” structure. The Up-C structure allows existing owners of a newly formed or existing partnership or limited liability company to realize the tax benefits associated with their ownership in an entity that is treated as a flow-through for income tax purposes following an initial public offering, and provides tax benefits and associated cash flows to both the issuer corporation in the initial public offering and the existing owners of the partnership or limited liability company.

After the completion of the Reorganization Transactions, Arog Pharmaceuticals Holdings, Inc. will operate and control the affairs of Arog Pharmaceuticals LLC as its sole managing member, conduct our business through Arog Pharmaceuticals LLC and include Arog Pharmaceuticals LLC in the consolidated financial statements of Arog Pharmaceuticals Holdings, Inc.

Investors in this offering will purchase shares of our Class A common stock. Arog Pharmaceuticals Holdings, Inc. intends to use all of the proceeds from the sale of its Class A common stock in this offering to purchase common units with economic, non-voting interests in Arog Pharmaceuticals LLC, or LLC Units, from Arog Pharmaceuticals LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering, net of underwriting discounts and commissions. The aggregate number of LLC Units purchased will be equal to the number of shares of Class A common stock sold to the public in this offering.

In connection with this offering, the existing owner of Arog Pharmaceuticals LLC, or the Continuing LLC Owner, will transfer, pursuant to the Contribution Agreement, a portion of its LLC Units to Arog Pharmaceuticals Holdings, Inc. in exchange for shares of our Class A common stock on a one-for-one basis.

Except as described in the preceding paragraph, the Continuing LLC Owner will continue to hold LLC Units and will be issued a number of shares of our Class B common stock equal to the number of LLC Units held by it upon the completion of this offering. The Class B common stock will not be publicly traded and will not entitle its holders to receive dividends or distributions upon a liquidation, dissolution or winding up of Arog Pharmaceuticals Holdings, Inc.

Each share of Class A common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. For so long as the Continuing LLC Owner beneficially holds at least 10% of the aggregate number of outstanding shares of our common stock, which we refer to as the “Substantial Ownership Requirement,” each share of Class B common stock will generally entitle its holder to ten votes per share on all matters submitted to a vote of our stockholders. Upon completion of this offering, the Continuing LLC Owner (or certain permitted transferees) will have, at all times while it beneficially holds shares of Class B common stock constituting at least 10% of the aggregate number of outstanding shares of our common stock, at least a majority of the combined voting power of our common stock through its ownership of all of our outstanding Class B common stock and, subject to certain exceptions, will control any action requiring the general approval of our stockholders, including the election of our Board of Directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of us or substantially all of our assets. Upon the date when the Substantial Ownership Requirement is no longer satisfied, each share of Class B common stock entitles its holder to one vote per share on all matters submitted to a vote of our stockholders. The voting rights of holders of Class B common stock are subject to automatic reduction to ensure such holders do not, in the aggregate and taking into account any shares of our Class A common stock then held by them, hold more than 79% of the combined voting power of our Class A and Class B common stock. The Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by applicable law.

Under the New LLC Agreement (as defined under “Organizational Structure—Reorganization Transactions—Amendment of the Limited Liability Company Agreement of Arog Pharmaceuticals LLC”), the Continuing LLC Owner will have the right, from and after the completion of this offering (subject to the terms of the New LLC Agreement), to require Arog Pharmaceuticals LLC to redeem all or a portion of their LLC Units for newly issued shares of Class A common stock on a one-for-one basis or, at our election, cash of equivalent value. Additionally, in the event of a redemption request by the Continuing LLC Owner, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be canceled on a one-for-one basis if we redeem or exchange LLC Units of the Continuing LLC Owner pursuant to the terms of the New LLC Agreement. See “Certain Relationships and Related Party Transactions—Proposed Transactions with the Continuing LLC Owner—Amended and Restated Limited Liability Company Agreement of Arog Pharmaceuticals LLC.”

Except for transfers to us pursuant to the New LLC Agreement or to certain permitted transferees, the Continuing LLC Owner is not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Upon completion of the Reorganization Transactions and this offering:

•	our Class A common stock will be held as follows:

•	shares, corresponding to LLC Units held by us (or shares, corresponding to LLC Units held by us, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), by investors in this offering;

•	shares, corresponding to LLC Units held by us, by the Continuing LLC Owner;

•	our Class B common stock will be held as follows:

•	shares by the Continuing LLC Owner (corresponding to LLC Units held by the Continuing LLC Owner);

•	the combined voting power in Arog Pharmaceuticals Holdings, Inc. will be as follows:

•	% for investors in this offering (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	% for the Continuing LLC Owner (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

The diagram below shows our organizational structure immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Pursuant to a tax receivable agreement we expect to enter into with the Continuing LLC Owner, we will pay 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize to the Continuing LLC Owner as a result of (i) any increase in tax basis in Arog Pharmaceuticals Holdings, Inc.’s assets (including its share of the assets of Arog Pharmaceuticals LLC) resulting from (a) the purchase of LLC Units from the Continuing LLC Owner using the net proceeds from any future offering, (b) redemptions or exchanges by the Continuing LLC Owner of LLC Units for shares of our Class A common stock or (c) payments under the tax receivable agreement and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. This is a payment obligation of us and not of Arog Pharmaceuticals LLC. See “Certain Relationships and Related Party Transactions.”

Our ability to make payments under the tax receivable agreement and to pay our tax liabilities to taxing authorities will require that we receive distributions from Arog Pharmaceuticals LLC. These distributions will include pro rata tax distributions to us and the other holders of LLC Units, calculated by reference to the taxable income of Arog Pharmaceuticals LLC. Generally, these tax distributions will be computed based on an assumed income tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of Texas (taking into account the non-deductibility of certain expenses and the character of our income).

For more information regarding the Reorganization Transactions and offering structure, see “Risk Factors—Risks Related to Our Organization and Structure,” “Organizational Structure” and “Certain Relationships and Related Party Transactions.”

Corporate History and Information

Arog Pharmaceuticals Holdings, Inc. was incorporated in Delaware on June 4, 2018. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with the Reorganization Transactions described under “Organizational Structure.” Arog Pharmaceuticals, Inc., the entity through which all of our business has been conducted, was originally formed as a Delaware limited liability company on March 29, 2010, and was converted into a Delaware corporation, Arog Pharmaceuticals, Inc., on September 13, 2014. In connection with the Reorganization Transactions (as defined herein) which will occur prior to the completion of this offering, Arog Pharmaceuticals, Inc. will convert into a Delaware limited liability company (again named Arog Pharmaceuticals LLC). Our principal executive offices are located at 5420 LBJ Freeway, Suite 410, Dallas, Texas, 75240 and our telephone number is 214-593-0500. Our Internet site is www.arogpharma.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

We are planning to file various U.S. federal trademark registrations and applications, and we own unregistered trademarks and servicemarks, including AROG and our corporate logo. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

The Offering

Class A common stock offered by us	shares.

Option to purchase additional shares of Class A common stock	shares.
Class A common stock to be outstanding after this offering

shares (or           shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock, in each case including shares of Class A common stock to be held by the Continuing LLC Owner following the transfer to Arog Pharmaceuticals Holdings, Inc. of LLC Units pursuant to the Contribution Agreement upon the consummation of this offering).

Class B common stock to be outstanding after this offering	shares.
Voting power held by holders of Class A common stock after this offering

          % (or           % if the underwriters exercise in full their option to purchase additional shares of Class A common stock), of which           % (or           % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) will be held by investors in this offering and           % (or           % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) will be held by the Continuing LLC Owner.

Voting power held by holders of Class B common stock after this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Principal stockholders	Upon completion of this offering, the Continuing LLC Owner, which is an entity associated with our Executive Chairman, Dr. Vinay Jain, will continue to beneficially own shares of our common stock representing approximately % of the combined voting power of our issued and outstanding common stock (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we intend to avail ourselves of exemptions available to controlled companies under the corporate governance rules of Nasdaq. See “Management—Controlled Company.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, assuming an initial

Use of proceeds

public offering price of $           per share of Class A common stock (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive in this offering to purchase LLC Units from Arog Pharmaceuticals LLC at a price per LLC Unit equal to the public offering price per share of our Class A common stock, less underwriting discounts and commissions, as described under “Organizational Structure—Reorganization Transactions.” We intend to cause Arog Pharmaceuticals LLC to bear all of the expenses of this offering.

The offering is designed to provide funding for the development of crenolanib, our sole product candidate, across multiple indications, to repay outstanding indebtedness and to increase our financial flexibility. In particular, we currently expect to cause Arog Pharmaceuticals LLC to use the net proceeds from this offering to develop crenolanib for the treatment of patients with relapsed or refractory and newly diagnosed AML and various solid tumors, including conducting clinical trials and financing drug manufacturing and internal personnel costs, and to repay amounts outstanding under our loan agreements with Jain Investments, LLC, or Jain Investments, which we refer to as the Related Party Demand Notes.

We expect to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes.

See “Use of Proceeds.”

Voting rights

Each share of Class A common stock will entitle its holder to one vote per share.

For so long as the Continuing LLC Owner beneficially holds a number of outstanding shares of our common stock meeting the Substantial Ownership Requirement, each share of Class B common stock will generally entitle its holder to ten votes per share.

Each share of Class B common stock will entitle its holder to one vote per share upon the date when the Substantial Ownership Requirement is no longer satisfied.

The voting rights of holders of Class B common stock are subject to automatic reduction to ensure such holders do not, in the aggregate and taking into account any shares of our Class A common stock then held by them, hold more than 79% of the combined voting power of our Class A and Class B common stock.

The Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by applicable law.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common stock.

Redemption rights of holders of LLC Units

Under the New LLC Agreement, the Continuing LLC Owner will have the right, from and after the completion of this offering (subject to the terms of the New LLC Agreement), to require Arog Pharmaceuticals LLC to redeem all or a portion of their LLC Units for newly issued shares of Class A common stock on a on a one-for-one basis or, at our election, cash of equivalent value. Additionally, in the event of a redemption request by the Continuing LLC Owner, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be canceled on a one-for-one basis if we redeem or exchange LLC Units of the Continuing LLC Owner pursuant to the terms of the New LLC Agreement. See “Certain Relationships and Related Party Transactions—Proposed Transactions with the Continuing LLC Owner—Amended and Restated Limited Liability Company Agreement of Arog Pharmaceuticals LLC.”

Except for transfers to us pursuant to the New LLC Agreement or to certain permitted transferees, the Continuing LLC Owner is not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Tax receivable agreement	Pursuant to a tax receivable agreement we expect to enter into with the Continuing LLC Owner, we will pay 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize to the Continuing LLC Owner as a result of (i) any increase in tax basis in Arog Pharmaceuticals Holdings, Inc.’s assets (including its share of the assets of Arog Pharmaceuticals LLC) resulting from (a) the purchase of LLC Units from the Continuing LLC Owner using the net proceeds from any future offering, (b) redemptions or exchanges by the Continuing LLC Owner of LLC Units for shares of our Class A common stock or (c) payments under the tax receivable agreement and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. This is a payment obligation of us and not of Arog Pharmaceuticals LLC. See “Organizational Structure” and “Certain Relationships and Related Party Transactions—Proposed Transactions with the Continuing LLC Owner—Tax Receivable Agreement.”

“Controlled company”	Upon the completion of this offering, we expect to be considered a “controlled company” under the Nasdaq Stock Market LLC rules. As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors” as defined under the rules of Nasdaq; (2) our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and (3) our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We intend to take advantage of certain of these exemptions following the completion of this offering. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of Sarbanes Oxley and rules with respect to our audit committee within the applicable time frame. See “Management—Controlled Company.”

Listing	We intend to apply to list our Class A common stock on the Nasdaq Global Market under the symbol “AROG.”

The information contained in this prospectus reflects and assumes an initial public offering price of $           per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus.

In addition, unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to           shares of Class A common stock which the underwriters have the option to purchase from us. If the underwriters exercise their option to purchase additional shares in full,           shares of Class A common stock will be outstanding after this offering.

Summary Financial Data

The following tables present summary historical financial data of Arog Pharmaceuticals, Inc. and pro forma financial data of Arog Pharmaceuticals Holdings, Inc. for the periods presented. Arog Pharmaceuticals Holdings, Inc. was formed as a Delaware corporation on June 4, 2018 and has not conducted any activities other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Arog Pharmaceuticals, Inc. will be considered the predecessor of Arog Pharmaceuticals Holdings, Inc. for accounting purposes and the financial statements of Arog Pharmaceuticals, Inc. will be the historical financial statements of Arog Pharmaceuticals Holdings, Inc. following this offering.

The statements of operations data for the years ended December 31, 2017 and 2016 and balance sheet data as of December 31, 2017 are derived from Arog Pharmaceuticals, Inc.’s audited financial statements and the notes thereto included elsewhere in this prospectus.

The summary unaudited pro forma statement of operations data for the year ended December 31, 2017 gives pro forma effect to the Reorganization Transactions, and is further adjusted to give effect to this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2017. The summary unaudited pro forma balance sheet data as of December 31, 2017 gives pro forma effect to the Reorganization Transactions, and is further adjusted to give effect to this offering and the application of the net proceeds from this offering as if they had been completed as of December 31, 2017, in each case, as described in “ Unaudited Pro Forma Financial Information.”

The summary financial data presented below is not necessarily indicative of the results to be expected for any future period. You should read the following summary financial data in conjunction with “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended December 31,		Pro Forma Year Ended December 31,
	2017	2016	2017
	(in thousands, except per share data)

Summary Statements of Operations Data
Operating expenses:
Research and development	$10,038	$10,509
General and administrative	1,520	1,388
Total operating expenses	11,558	11,897
Other (income) expense:
Interest expense	29	164
Total other expense	29	164
Net loss	$(11,587)	$(12,061)
Net loss per common share–basic and diluted	$(3.58)	$(3.80)
Weighted average common shares outstanding–basic and diluted	3,240,266	3,177,250

	As of December 31, 2017
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)

Summary Balance Sheet Data
Cash and cash equivalents	$113
Total assets	293
Accumulated deficit	(37,036)
Total stockholders’ equity (deficit)	(3,086)

(1) Pro forma amounts give effect to the Reorganization Transactions.

(2) Pro forma as adjusted amounts give effect to (a) the Reorganization Transactions and (b) the issuance and sale of shares of Class A common stock by Arog Pharmaceuticals Holdings, Inc. in the offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. See “Use of Proceeds” and “Capitalization.”

Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in shares of our Class A common stock. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of shares of our Class A common stock could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to Our Business and the Development and Commercialization of Crenolanib and Our Future Product Candidates

We are substantially dependent on the success of our sole product candidate, crenolanib.

We currently have no drug products approved for commercial sale, and we cannot guarantee that we will ever have marketable drug products. To date, we have invested substantially all of our efforts and financial resources in the research and development of crenolanib, which is currently our sole product candidate. In particular, since our in-licensing of crenolanib, we and other trial sponsors have evaluated it in over 300 patients across 17 completed or ongoing clinical trials (which number does not include patients treated in any clinical trials conducted by Pfizer, the licensor of crenolanib).

Our near-term prospects, including our ability to finance our operations and generate revenue, will depend substantially on the successful development and commercialization of crenolanib. The clinical and commercial success of crenolanib will depend on a number of factors, including the following:

•	the commencement and timely completion of our clinical trials, which will depend substantially upon the satisfactory performance of third-party contractors, including DAVA Oncology, LP (dba as DAVA CRO Services), or Dava;

•	our ability to demonstrate crenolanib’s safety and efficacy to the satisfaction of the U.S. Food and Drug Administration, or FDA or any other foreign regulatory authority;

•	whether we are required by the FDA or any other foreign regulatory authority to conduct additional clinical trials prior to approval to market crenolanib;

•	the prevalence and severity of adverse side effects of crenolanib;

•	the timely receipt of necessary marketing approvals from the FDA and the European Medicines Agency, or EMA, national competent authorities in Europe, and other non-U.S. regulatory authorities;

•	our ability to successfully commercialize crenolanib, if approved for marketing and sale by the FDA or foreign regulatory authorities, whether alone or in collaboration with others;

•	the ability of our third-party manufacturers to manufacture quantities of crenolanib using commercially sufficient processes and at a scale sufficient to meet anticipated demand and to develop, validate and maintain a commercially viable manufacturing process that is compliant with current good manufacturing practices, or cGMP;

•	our success in educating physicians and patients about the benefits, administration and use of crenolanib;

•	achieving and maintaining compliance with all regulatory requirements applicable to crenolanib;

•	acceptance of crenolanib as safe and effective by patients and the medical community;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	our ability to obtain and sustain an adequate level of reimbursement for crenolanib by third-party payors;

•	the effectiveness of our own or any future strategic collaborators’ marketing, sales and distribution strategy and operations;

•	our ability to obtain, maintain, protect and enforce our intellectual property rights in and to crenolanib;

•	our ability to avoid and defend against third-party patent interference or patent infringement claims or other intellectual property related claims;

•	a continued acceptable safety profile of crenolanib following approval; and

•	our ability to raise sufficient capital resources to continue to fund the development and, if approved, commercialization of crenolanib.

Many of these factors are beyond our control. Accordingly, we cannot assure you that we will ever be able to generate revenue through the sale of crenolanib. If we are not successful in commercializing crenolanib, or are significantly delayed in doing so, our business will be materially harmed.

Drug development is expensive, time-consuming and uncertain, and we may ultimately not be able to obtain regulatory approvals for the commercialization of crenolanib or any future product candidates.

The research, testing, manufacturing, record-keeping, labeling, approval, selling, advertising, promotion, import, export, marketing and distribution of drug products are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, national competent authorities in Europe, and other non-U.S. regulatory authorities, which establish regulations that differ from country to country. The process of obtaining regulatory approval is expensive, often taking many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. We are not permitted to market our product candidates in the United States or in other countries until we receive approval of an NDA from the FDA or marketing approval from applicable regulatory authorities outside the United States.

Our future success is dependent on our ability to obtain regulatory approval for, and then successfully commercialize crenolanib and any future product candidates. Our business currently depends entirely on the successful development and commercialization of crenolanib. Crenolanib has not yet been evaluated in a large-scale or pivotal clinical trial. As a company, we have not submitted an application for or received marketing approval for any product candidates, and we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. Obtaining approval of an NDA can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA, EMA and other non-U.S. regulatory requirements may, either before or after product approval, if any, subject our company to administrative or judicially imposed sanctions, including:

•	restrictions on our ability to conduct clinical trials, including full or partial clinical holds, or other regulatory objections to, ongoing or planned trials;

•	restrictions on the products, manufacturers or manufacturing process;

•	warning letters;

•	civil and criminal penalties;

•	injunctions;

•	suspension or withdrawal of regulatory approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	total or partial suspension of production;

•	imposition of restrictions on operations, including costly new manufacturing requirements; and

•	refusal to approve pending NDAs or supplements to approved NDAs in the United States and refusal to approve marketing research approvals in other jurisdictions.

The FDA, the EMA and other non-U.S. regulatory authorities also have substantial discretion in the drug approval process. The number of preclinical studies and clinical trials that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

•	a product candidate may not be deemed safe or effective;

•	the results may not confirm the positive results from earlier preclinical studies or clinical trials;

•	regulatory agencies may not find the data from preclinical studies and clinical trials sufficient or well-controlled;

•	regulatory agencies might not approve or might require changes to our manufacturing processes or facilities; or

•	regulatory agencies may change their approval policies or adopt new regulations.

Additionally, regulatory authorities may require a companion diagnostic in order for us to obtain marketing approval for crenolanib or any future product candidates. In the United States, the FDA requires that the diagnostic test used to select patients in a pivotal trial be approved in parallel with the product candidate as a companion diagnostic. A companion diagnostic is an in vitro diagnostic device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. We believe a companion diagnostic will be required for the approval of crenolanib, and we plan to discuss this possibility with regulatory authorities in future meetings. Companion diagnostics are subject to regulation as medical devices by the FDA and may be subject to regulation by comparable regulatory authorities in various foreign countries. The process of complying with the requirements of the FDA and comparable foreign agencies to support marketing authorization of a companion diagnostic is costly, time-consuming and burdensome.

Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our share price. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product.

Failure to successfully validate, develop and obtain regulatory approval for companion diagnostics could harm our drug development strategy.

As one of the key elements of our clinical development strategy, we seek to identify patient subsets within a disease category who may derive selective and meaningful benefit from crenolanib. In collaboration with partners, we plan to develop companion diagnostics to help us to more accurately identify patients within a particular subset, both during our clinical trials and in connection with the commercialization of crenolanib.

Companion diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities as medical devices and require separate regulatory approval prior to commercialization. The FDA generally expects contemporaneous regulatory approvals of the companion diagnostic and the therapeutic product. We do not develop companion diagnostics internally and thus we are dependent on the sustained cooperation and effort of third-party collaborators in developing and obtaining approval for these companion diagnostics. For example, although there is currently a commercially available companion diagnostic for FLT-3 mutations, the test is currently approved and labeled only for use as a companion diagnostic in connection with a specified third-party drug. As such, to pursue approval of crenolanib using the companion diagnostic that is commercially available, we would need to partner with the diagnostic developer to conduct additional development work and the diagnostic partner would need to obtain regulatory approval by the FDA. We and our collaborators may encounter difficulties in developing and obtaining approval for the companion diagnostics, including issues relating to selectivity/specificity, analytical validation, reproducibility, or clinical validation. Any delay or failure by our collaborators to develop or obtain regulatory approval of the companion diagnostics could delay or prevent approval of our product candidates.

In addition, our collaborators may encounter production difficulties that could constrain the supply of the companion diagnostics, and both they and we may have difficulties gaining acceptance of the use of the companion diagnostics in the clinical community. If such companion diagnostics fail to gain market acceptance, it would have an adverse effect on our ability to derive revenues from sales of our products. In addition, the diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic that we anticipate using in connection with development and commercialization of our product candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our product candidates.

We have no history of conducting large-scale or pivotal clinical trials or commercializing drug products, which may make it difficult to evaluate the prospects for our future viability.

Our operations to date have been limited to financing and staffing our company, developing our technology and developing crenolanib for the treatment of AML, GIST, glioma and gastric cancer. We have not yet demonstrated an ability successfully to complete a large-scale or pivotal clinical trial, obtain marketing approval, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing drug products.

The clinical trials for crenolanib or any future product candidates may be prolonged, delayed or stopped, and we cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized. Our inability to obtain regulatory approval and commercialize our product candidates on a timely basis would require us to incur additional costs and delay our receipt of any product revenue.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time consuming and uncertain as to outcome. In addition, we may rely in part on preclinical, clinical and quality data generated by clinical research organizations, or CROs, and other third parties for regulatory submissions for our product candidates. While we have or will have agreements governing these third parties’ services, we have limited influence over their actual performance.

In addition to already completed clinical trials, we have initiated, or plan to initiate, clinical trials of crenolanib for the treatment of AML, GIST, glioma and gastric cancer, and other malignancies. There is no guarantee that any of these trials will commence or be completed on time or at all. The commencement of these planned clinical trials could be substantially delayed or prevented by several factors, including:

•	further discussions with the FDA, the EMA or other regulatory agencies regarding the scope or design of our clinical trials;

•	the limited number of, and competition for, suitable sites to conduct our clinical trials, many of which may already be engaged in other competitive clinical trial programs, including some that may be for the same indication as our product candidates;

•	any delay or failure to obtain regulatory approval or agreement to commence a clinical trial in any of the countries where enrollment is planned;

•	inability to obtain sufficient funds required for a clinical trial;

•	clinical holds on, or other regulatory objections to, a new or ongoing clinical trial;

•	delay or failure in the testing, validation, manufacture and delivery of sufficient supplies of the product candidate for our clinical trials;

•	delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or CROs, including Dava, the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs;

•	the FDA or other regulatory authorities may require us to submit additional data or impose other requirements before permitting us to initiate a clinical trial; and

•	delay or failure to obtain institutional review board, or IRB, or ethics committee approval to conduct a clinical trial at a prospective site.

The completion of our clinical trials could also be substantially delayed or prevented by several factors, including:

•	slower than expected rates of patient recruitment and enrollment;

•	failure of patients to complete the clinical trial or return for post-treatment follow-up;

•	unforeseen safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including possible deaths;

•	lack of efficacy during clinical trials;

•	termination of our clinical trials by one or more clinical trial sites;

•	inability or unwillingness of patients or clinical investigators to follow our clinical trial protocols;

•	inability to monitor patients adequately during or after treatment by us and/or our CROs;

•	significant competition for patient recruitment from potentially competitive product candidates being developed in the same indications;

•	a withdrawal or suspension of the approval of midostaurin (the comparative drug in our ARO-021 trial) and/or our failure to manufacture an adequate placebo for use in our registrational trials; and

•	the need to repeat or terminate clinical trials as a result of inconclusive or negative results or unforeseen complications in testing.

Changes in regulatory requirements and guidance, as well as changes in the competitive environment, may also occur and we may need to significantly amend clinical trial protocols or submit new clinical trial protocols to reflect these changes with appropriate regulatory authorities. Amendments may require us to renegotiate terms with CROs or resubmit clinical trial protocols to IRBs or ethics committees for re-examination, which may impact the costs, timing or successful completion of a clinical trial. Our clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, the IRB or ethics committee overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site, or us, due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	unforeseen safety issues or any determination that a clinical trial presents unacceptable health risks;

•	lack of adequate funding to continue the clinical trial due to unforeseen costs or other business decisions; and

•	upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future collaborators that have responsibility for the clinical development of any of our product candidates.

Any failure or significant delay in completing clinical trials for our product candidates would adversely affect our ability to obtain regulatory approval and our commercial prospects and ability to generate product revenue will be diminished. In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

We have publicly disclosed, and in the future may publicly disclose, preliminary, topline or interim data from our clinical studies, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical studies. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

Furthermore, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, drug candidate or our business. If the topline data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

The results of previous clinical trials may not be predictive of future results, our progress in clinical trials for crenolanib for one cancer indication or patient population may not be indicative of results of trials evaluating crenolanib in other cancer indications or patient populations and the results of our current and planned clinical trials may not satisfy the requirements of the FDA, the EMA or other non-U.S. regulatory authorities.

Clinical failure can occur at any stage of clinical development. Clinical trials may produce negative or inconclusive results, and we or any of our future collaborators may decide, or regulators may require us, to conduct additional clinical or preclinical testing. We will be required to demonstrate with substantial evidence through well-controlled clinical trials that crenolanib or any future product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that future larger registration clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and non-U.S. regulatory authorities despite having progressed through initial clinical trials. Product candidates that have shown promising results in early clinical trials may still suffer significant setbacks in subsequent registration clinical trials. Similarly, the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. For example, the results of our early clinical trials of crenolanib in relapsed or refractory AML patients who would have met the enrollment criteria for our Phase III clinical trial may not translate into positive results in the similar patient population in a larger scale trial. Progress in clinical trials for crenolanib in one cancer indication or patient population does not indicate that we will make similar progress in clinical trials for crenolanib in other cancer indications or patient populations. A number of companies in the pharmaceutical and biotechnology industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials.

In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We may be unable to design and execute a clinical trial to support regulatory approval.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any clinical trials we or any of our future collaborators may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

Further, crenolanib or future product candidates may not be approved even if they achieve their primary endpoints in Phase III clinical trials or registration trials. The FDA, the EMA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a clinical trial. Any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA, the EMA or other non-U.S. regulatory authorities may not accept the labeling claims that we believe would be necessary or desirable for the successful commercialization of crenolanib or any future product candidates.

Even if crenolanib or any future product candidates obtain regulatory approval, they will be subject to continual regulatory review.

Following potential approval of crenolanib or any future product candidates, the FDA may impose significant restrictions on a its indicated uses or marketing or impose ongoing requirements for potentially costly and time consuming post-approval studies, post-market surveillance or clinical trials to monitor the safety and efficacy of the product candidate. The FDA may also require a risk evaluation and mitigation strategy, or REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCP requirements for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;

•	fines, restitutions, disgorgement of profits or revenues, warning letters, untitled letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;

•	product seizure or detention, or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

In addition, if any of our product candidates is approved, our product labeling, advertising and promotion will be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions, including the Executive Orders will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

We may not be successful in our efforts to develop crenolanib for multiple indications.

A key element of our strategy is to develop crenolanib for multiple cancer indications and progress crenolanib through clinical development for the treatment of a variety of different cancers. Although our research and development efforts to date have led to encouraging initial results in early-stage clinical trials of crenolanib, we may not be able to develop crenolanib for any, or more than one, indication, and additional clinical trials may be required. Furthermore, failure to show an acceptable safety or sufficient efficacy profile of crenolanib for one indication may mean that crenolanib is also not suitable for development for other indications. If we do not continue to successfully develop and begin to commercialize crenolanib, we will face difficulty in obtaining revenue from product sales in future periods, which could result in significant harm to our financial position and adversely affect our share price.

Even if we obtain marketing approval of crenolanib or any future product candidates in the United States, we may never obtain approval or commercialize our products in other markets, which would limit our ability to realize their full market potential.

In order to market any products in a country or territory, we must establish and comply with numerous and varying regulatory requirements of such countries or territories regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in all major markets could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. Crenolanib is not approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of crenolanib or any future product candidates will be harmed, which could materially and adversely affect our business.

In the United States, we may seek breakthrough therapy designation of crenolanib for one or more cancer indications and/or future product candidates and fast track designations for additional indications. There is no assurance that the FDA will grant such designations, and, even if it does, such designations may not actually lead to a faster development or regulatory review or approval process and do not increase the likelihood that our product candidates will receive marketing approval in the United States.

We have been granted fast track designation for crenolanib in combination with cytarabine based salvage chemotherapy for the treatment of refractory or relapsed FLT3-mutated AML and for the treatment of patients with unresectable or metastatic GIST harboring PDGFRα D842V mutations. We may seek breakthrough therapy designation of crenolanib for one or more indications and/or future product candidates and additional fast track designations for additional indications or future product candidates besides these indications. Fast Track designation is designed to facilitate interactions between a sponsoring company and the FDA before and during submission of an NDA for an investigational agent that, alone or in combination with one or more other drugs, is intended to treat a serious or life-threatening disease or condition, and which demonstrates the potential to address an unmet medical need for that disease or condition. Under the fast track program, the FDA may consider reviewing portions of a marketing application before the sponsor submits the complete application if the FDA determines, after a preliminary evaluation of the clinical data, that a fast track product may be effective. However, the FDA’s review of the NDA usually does not begin until the entire application has been submitted, and the applicant must pay the applicable user fees before the FDA can begin reviewing any portion of the application. A fast track designation provides the opportunity for more frequent interactions with the FDA, and a fast track-designated product could be eligible for priority review if supported by clinical data at the time of submission of the NDA.

The FDA is authorized to designate a product candidate as a breakthrough therapy if it finds that the product is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For products designated as breakthrough therapies, interaction and communication between the FDA and the product sponsor can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as breakthrough therapies by the FDA may also be eligible for accelerated approval.

The FDA has broad discretion whether or not to grant fast track or breakthrough designation. Accordingly, even if we believe a product candidate meets the criteria for fast track or breakthrough designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of fast track or breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and, in any event, does not assure ultimate approval by the FDA. In addition, even if one or more product candidates qualifies for fast track or breakthrough therapy designation, the FDA may later decide that the product candidates no longer meet the conditions for qualification or that the time period for FDA review or approval will not be shortened.

We may be unable to obtain orphan product designation or exclusivity for crenolanib or any future product candidates. If our competitors are able to obtain orphan product exclusivity for their products in the same indications for which we are developing crenolanib or any future product candidates prior to us, regulators may not be able to approve our product candidates during our competitors’ exclusivity periods except in limited circumstances. Conversely, if we obtain orphan drug exclusivity for some of our product candidates, we may not be able to benefit from the associated marketing exclusivity.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as “orphan drugs.” Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or if the disease or condition affects more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making a drug product available in the United States for the type of disease or condition will be recovered from sales of the product. In the European Union, or the EU, the European Commission may designate a product candidate as an orphan medicinal product if it is a medicine for the diagnosis, prevention or treatment of life-threatening or very serious conditions that affects not more than five in 10,000 persons in the EU, or if it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development.

The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Additionally, if a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in exceptional circumstances, including proving clinical superiority (i.e., another product is safer, more effective or makes a major contribution to patient care) to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity, or obtain approval for the same product but for a different indication than that for which the orphan product has exclusivity. Orphan drug exclusivity also could preclude the approval of a product candidate for seven years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease and we are not able to demonstrate clinical superiority.

If a drug product designated as an orphan product receives marketing approval for an indication broader than that for which it is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the European Union has similar but not identical benefits in those jurisdictions.

We have received orphan drug designation for crenolanib for the treatment of AML, GIST and glioma in the United States. We have also received orphan drug designation for crenolanib for the treatment of AML and soft tissue sarcoma in the European Union and for the treatment of AML in Switzerland. Furthermore, in both the United States and Europe, we are applying for orphan drug designation for crenolanib for gastric indications. We may apply for similar designations in other geographies, but orphan drug status may not ensure that we have market exclusivity in a particular market and there is no assurance we will be able to receive orphan drug designation for crenolanib for the treatment of any additional indications for crenolanib, or any additional product candidates. Further, the granting of a request for orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval.

Even though we have obtained obtain orphan drug exclusivity for crenolanib in certain indications and in the future may obtain orphan drug exclusivity for one or more additional indications or future product candidates, that exclusivity may not effectively protect the product from competition because exclusivity can be suspended under certain circumstances. In the United States, orphan drug exclusivity may be lost if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition. In the EU, orphan exclusivity will not prevent a marketing authorization being granted for a similar medicinal product in the same indication if the new product is safer, more effective or otherwise clinically superior to the first product or if the marketing authorization holder of the first product is unable to supply sufficient quantities of the product.

Crenolanib or future product candidates may have serious adverse, undesirable or unacceptable side effects which may delay or prevent marketing approval. If such side effects are identified during the development of a product candidate or following approval, if any, we may need to abandon our development of such product candidate, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.

To date, the clinical development program for crenolanib includes over 400 patients (including children and adults) treated in clinical trials conducted by us and Pfizer in a variety of cancer indications, including AML, GIST, glioma and gastric cancer, and other solid tumors. Although crenolanib has undergone or will undergo safety testing to the extent possible and agreed with health authorities, not all adverse effects of drugs can be predicted or anticipated. We believe the adverse events we have observed to date are manageable, and the most common all grade treatment-emergent adverse events in our completed AML clinical trials included nausea, rash, diarrhea, fatigue and elevated liver enzymes; however, regulatory authorities may disagree with our assessment. While crenolanib has been well tolerated in clinical trials to date, the results from future trials may not confirm these results. Although toxicities have been manageable to date, if crenolanib displays characteristics in larger-scale clinical trials that are unexpected, we may need to abandon its development or limit development to more narrow uses or to subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound. Unforeseen side effects from crenolanib or any future product candidates could arise either during clinical development or, if such side effects are rarer, after a product candidate has been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients.

Furthermore, we are developing crenolanib for patients who have high unmet medical needs and for whom survival times are frequently short. Therefore, we expect that certain patients may expire during the clinical trials of crenolanib, and it may be difficult to ascertain whether such deaths are attributable to the underlying disease, complications from the disease, concomitant medications, crenolanib or a combination thereof.

The results of future clinical trials may show that a product candidate causes undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA, the EMA and other regulatory authorities, or result in marketing approval from the FDA, the EMA and other regulatory authorities with restrictive label warnings or potential product liability claims.

If a product candidate receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such product:

•	regulatory authorities may require us to take our approved product off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we may be subject to limitations on how we may promote the product;

•	market acceptance could be significantly hindered;

•	sales of the product may decrease significantly;

•	we may be subject to litigation or product liability claims

•	we could elect to discontinue the sale of our drug; and

•	our reputation may suffer.

Any of these events could prevent us, our collaborators or our potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of crenolanib or any future product candidates.

We depend on enrollment of patients in our clinical trials for crenolanib and future product candidates. If we are unable to enroll patients in our clinical trials, our research and development efforts could be materially adversely affected.

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the target patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. Because the target patient populations for crenolanib are relatively small and there are many other drugs in development for such indications, some of which may be approved for commercial sale, it may be difficult to successfully identify patients or to recruit them to our trials. For example, crenolanib has orphan drug designation in the United States for the treatment of AML, GIST and glioma, which means that the potential patient population is limited. As a further example, in two upcoming planned clinical trials of crenolanib, we plan to enroll patients newly diagnosed with AML and activating FLT3 mutations receiving chemotherapy, as well as patients with relapsed or refractory AML and activating FLT3 mutations receiving chemotherapy. These are both even more limited populations of AML patients. As we are developing crenolanib in part for patients for whom all other targeted therapies have failed and who may not have long to live, patients may elect not to participate in our, or any, clinical trials. In addition, there are several other drugs potentially in development for the indications for which we may develop crenolanib, and we may compete for patients with the sponsors of trials for those drugs. Further, some of those trials’ sponsors enjoy better access to funding than we do, which, among other things, allows them to pay more to trial sites than we do. These and other factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of a product candidate will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

Even if approved, if crenolanib or any future product candidates do not achieve broad market acceptance among hospitals, cancer treatment centers, physicians, the medical community, patients and third-party payors, our revenue generated from their sales will be limited.

The commercial success of crenolanib or any future product candidate will depend upon its acceptance among hospitals, cancer treatment centers, physicians, the medical community, patients and third-party payors. The degree of market acceptance of a product candidate will depend on a number of factors, including:

•	limitations or warnings contained in the approved labeling for a product candidate;

•	changes in the standard of care for the targeted indications for any of our product candidates;

•	limitations in the approved clinical indications for our product candidates;

•	demonstrated clinical safety and efficacy compared to other products;

•	prevalence and severity of any side effects;

•	the strength of sales, marketing and distribution support;

•	availability and extent of reimbursement from government authorities, managed care plans and other third-party payors;

•	timing of market introduction and perceived effectiveness of competitive products;

•	the degree of cost-effectiveness of our product candidates;

•	availability of alternative therapies at similar or lower cost, including generic and over-the-counter products;

•	the extent to which the product candidate is approved for inclusion on formularies of hospitals and managed care organizations;

•	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular indications;

•	adverse publicity about our product candidates or favorable publicity about competitive products;

•	convenience and ease of administration of our products; and

•	potential product liability claims.

If crenolanib or any future product candidates are approved, but do not achieve an adequate level of acceptance by physicians, patients and the medical community, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

We are subject to manufacturing risks that could substantially increase our costs and limit supply of crenolanib.

The process of manufacturing crenolanib is complex, highly regulated and subject to several risks, including:

•	We do not have experience in manufacturing at commercial scale. We have contracted with external manufacturers to manufacture sufficient quantities of drug substance and placebo in quantities we anticipate will support our planned development activities. However, difficulties in completing such manufacturing efforts, or the need for additional regulatory approvals, in addition to the international locations of our external manufacturers, could delay the development and regulatory approval of our product candidates and ultimately affect our success. These manufacturing risks could be increased if we are required to manufacture additional therapeutics or placebos for combination trials.

•	The manufacturing facilities in which crenolanib is made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors.

•	We and our third party manufacturers must comply with applicable cGMP regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We and our third party manufacturers are subject to inspections by the FDA and comparable agencies in other jurisdictions to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging or storage of a product candidate as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, including leading to significant delays in the availability of drug product for our clinical trials or the termination or hold on a clinical trial, or the delay or prevention of a filing or approval of marketing applications for a product candidate. Significant noncompliance could also result in the imposition of sanctions, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation. If we or our contract manufacturers are not able to maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls, seizures, injunctions, or criminal prosecution.

•	Any adverse developments affecting manufacturing operations may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of a drug product. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives.

•	A product candidate that has been produced and is stored for later use, as well as any product candidate that must be shipped before use, may degrade, become contaminated or suffer other quality defects, which may cause the affected product candidate to no longer be suitable for its intended use in clinical trials or other development activities. If the defective product candidate cannot be replaced in a timely fashion, we may incur significant delays in our development programs that could adversely affect the value of such product candidate.

We currently have no marketing, sales or distribution infrastructure. If we are unable to develop sales, marketing and distribution capabilities on our own or through collaborations, or if we fail to achieve adequate pricing and/or reimbursement we will not be successful in commercializing crenolanib or any future product candidates.

We currently have no marketing, sales and distribution capabilities. If crenolanib or any future product candidates are approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates, or to outsource this function to a third-party. Either of these options would be expensive and time-consuming. These costs may be incurred in advance of any approval of crenolanib or a future product candidate. In addition, we may not be able to hire a sales force that is sufficient in size or has adequate expertise in the medical markets that we intend to target. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of crenolanib or a future product candidate, if approved.

To the extent that we enter into collaborative agreements with respect to marketing, sales or distribution of crenolanib or any future product candidates prior to their approval, our revenue from product sales may be lower than if we directly marketed or sold any approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third-party collaborators, which may not be successful and are generally not within our control. If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize any approved products. If we are not successful in commercializing any approved products, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

We may not be able to achieve the prices for crenolanib or any future product candidate that we may need for sustained profitability. If we successfully develop combinations of a product candidate with other potentially expensive agents, the market may not allow for premium pricing of our products and hence may impair our ability to achieve profitability.

Coverage and reimbursement may be limited or unavailable in certain market segments for crenolanib or any future product candidates, if approved, which could make it difficult for us to sell the product candidate profitably.

Significant uncertainty exists as to the coverage and reimbursement status of drug products under development. Successful sales of crenolanib or any future product candidate, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors for such product candidate. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Because our product candidates represent new approaches to the treatment of cancer, we cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, crenolanib or any future product candidate.

Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of clinical and economic factors that may disfavor new drugs when more established or lower cost therapeutic alternatives are already available or subsequently become available. Assuming that we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate or may require copayments that patients find unacceptably high. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors, and coverage and reimbursement for products can differ significantly from payor to payor. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products and to justify the level of coverage and reimbursement relative to other therapies, with no assurance that coverage and adequate reimbursement will be obtained. Third-party payors may also have difficulty in determining the appropriate coverage of crenolanib, particularly if approved for more than one cancer indication, or may not establish a reimbursement level that adequately considers its development cost or covers the cost if we successfully develop combinations with other potentially expensive agents. To the extent there are any delays in determining such coverage or inadequate coverage and reimbursement for crenolanib or any future product candidates or all aspects of a combination therapy, it would adversely affect the market acceptance, demand and use of crenolanib or any future product candidates. Any denial in coverage or reduction in reimbursement from Medicare or other government programs may result in a similar denial or reduction in payments from private payors, which may adversely affect our future profitability.

We intend to seek approval to market crenolanib and any future product candidates in both the United States and in selected foreign jurisdictions for which we have retained the rights to the particular product candidate. If we obtain approval in one or more foreign jurisdictions for a product candidate, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of pharmaceutical products is subject to governmental control and other market regulations which could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate.

Governmental and commercial third-party payors in the United States and internationally are developing increasingly sophisticated methods of controlling healthcare costs. Market acceptance and sales of our product candidates may be affected by existing and future healthcare reform measures.

We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than crenolanib or any future product candidates, our commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive and subject to rapid and significant technological change. We are currently developing crenolanib, which will compete with other drugs and therapies that currently exist or are being developed. Products we may develop in the future are also likely to face competition from other drugs and therapies, some of which we may not currently be aware. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and in manufacturing pharmaceutical products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or marketing approval or discovering, developing and commercializing products in our field before we do.

There are a large number of companies developing or marketing treatments for our current and planned cancer indications, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, as well as biologic therapeutics that work, among others, either by using next-generation antibody technology platforms or new immunological approaches to address specific cancer targets. These treatments are often combined with one another in an attempt to maximize the response rate. In addition, several companies are developing therapeutics that work by targeting multiple specificities using a single recombinant molecule.

If crenolanib receives marketing approval for the treatment of AML, it will face competition from Novartis AG, and may face competition from product candidates in development from other companies. This includes, but is not limited to, several other companies have small molecule and biologic product candidates in development that target the FLT3 pathway and, if approved, could compete with crenolanib, including Takeda Pharmaceutical Company Ltd, Daiichi Sankyo Company, Astellas Pharma US, Inc, Fujifilm Holdings Corp., Selvita S.A., TauTaTis, Inc. and Aptose Biosciences Inc. If crenolanib receives marketing approval for the treatment of GIST and/or for patients with GIST with the PDGFRα D842V mutation, it may face competition from product candidates in development from other companies including Deciphera Pharmaceuticals, LLC, Daiichi Sankyo Company, Oncology Venture ApS and Blueprint Medicines Corporation. If crenolanib receives marketing approval for the treatment of PDGFRα amplified/mutated glioma, it may face competition from product candidates in development from other companies including Arbor Pharmaceuticals, LLC and F. Hoffmann-La Roche Ltd. Additionally, it is possible that there are other companies of which we are not aware that are also targeting these indications. See “Business—Competition.”

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In particular, we believe that one or more of our competitors’ product candidates in development that target the FLT3 pathway could be approved by the FDA and/or EMA in 2018. Even if crenolanib or any future product candidates achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness.

In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

Furthermore, we also face competition more broadly across the market for cost-effective and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, hormone therapy and targeted drug therapy or a combination of such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While crenolanib or any future product candidates, if any are approved, may compete with these existing drug and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our product candidates may not be competitive with them. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. We expect that if our product candidates are approved, they could be priced at a significant premium over competitive generic, including branded generic, products, although any pricing strategy we may employ has not yet been determined. As a result, obtaining market acceptance of, and a gaining significant share of the market for, any of our product candidates that we successfully introduce to the market will pose challenges. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as our product candidates progress through clinical development.

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize crenolanib or any future product candidates and may affect the prices we may set. The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage and reimbursement levels and pricing policies.

In the United States, the EU, its member states and some other foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system. These changes could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to sell profitably any products for which we obtain marketing approval. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare.

For example, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (which we collectively refer to as the “Affordable Care Act”) was enacted, which substantially changes the way healthcare is financed by governmental and private insurers. Among other things, the Affordable Care Act increased rebates a manufacturer must pay to the Medicaid program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, imposed a significant annual fee on companies that manufacture or import branded prescription drug products, established a new Medicare Part D coverage gap discount program, in which manufacturers must provide point-of-sale discounts on products covered under Part D and provided incentives to programs that increase the federal government’s comparative effectiveness research. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the Affordable Care Act may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we may charge for, any products we develop that receive regulatory approval, and may also increase our operating costs.

Since its enactment there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the Affordable Care Act. In January 2017, the federal government began directing federal agencies with authorities and responsibilities under the Affordable Care Act to waive, defer, grant exemptions from, or delay the implementation of any provision of the Affordable Care Act that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Further, in May 2017, the U.S. House of Representatives passed legislation known as the American Health Care Act, or the AHCA, which, if enacted, would amend or repeal significant portions of the Affordable Care Act. Prospects for legislative action on this bill are uncertain. In addition, on October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the Affordable Care Act. Several state attorneys general filed suit to stop the administration from terminating these subsidies, but on October 25, 2017, a federal judge in California denied their request for a restraining order. There may be further action to repeal, replace or modify the Affordable Care Act. It is unclear what impact any changes to the Affordable Care Act will have on the availability of healthcare and containing or lowering the cost of healthcare. We plan to continue to evaluate the effect that the Affordable Care Act and its possible repeal and replacement may have on our business. Healthcare reforms stemming from the repeal of, and potential replacement for, the Affordable Care Act may result in more rigorous coverage criteria and lower reimbursement among regulated third-party payors, and in additional downward pressure on the prices that we receive for sales of our products, if approved. Any reduction in reimbursement from Medicare or other government-funded federal programs, including the Veterans Health Administration, or state healthcare programs could lead to a similar reduction in payments from private commercial payors. The implementation of cost containment measures or other healthcare reforms may thus prevent us from being able to generate revenue or attain profitability. We continue to evaluate the effect that the Affordable Care Act and its possible repeal and replacement has on our business.

Moreover, other legislative changes have also been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction of several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. On April 16, 2015, former President Obama signed into law the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA. Among other things, MACRA creates incentives for physicians to participate in alternative payment models under Medicare that emphasize quality and value in place of the traditional, volume-based fee-for-service program. We expect that additional state and federal healthcare reform measures will be adopted in the future. Further, payment methodologies may be subject to changes through healthcare legislation or regulatory initiatives. Moreover, payment methodologies including payment for any companion diagnostics may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting and, beginning in 2017, CMS pays for clinical laboratory services based on a weighted average of reported prices that private payors, Medicare Advantage plans, and Medicaid Managed Care plans pay for laboratory services. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

The delivery of healthcare in the E.U., including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most E.U. member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing E.U. and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In other international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

We cannot predict the likelihood, nature or extent of healthcare reform measures that may arise from future legislation or administration action, either in the United States or abroad, or adopted by commercial third-party payors, which could adversely affect our business.

Our relationships with physicians, patients and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which, if violated, could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Although we do not currently have any products on the market, if we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our relationships with physicians, patients and third-party payors, subject to various U.S. federal and state healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable healthcare laws and regulations include the following:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act);

•	the U.S. federal false claims and civil monetary penalties laws, including the False Claims Act, which impose criminal and civil penalties, through governmental, civil whistleblower or qui tam actions, on individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false, fictitious or fraudulent or from knowingly making, using or causing to be made or used, a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, and as amended again by the Final HIPAA Omnibus Rule,

Modifications to the HIPAA Privacy, Security, Enforcement and Breach Notification Rules Under HITECH and the Genetic Information Nondiscrimination Act; Other Modifications to the HIPAA Rules, published in January 2013, which imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information;

•	the U.S. federal Food, Drug and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•	the U.S. physician payment transparency requirements, commonly referred to as the Physician Payments Sunshine Act, enacted as part of the Affordable Care Act, which requires manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the U.S. Department of Health and Human Services information related to certain payments and other transfers of value made by such manufacturers to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians described above and their immediate family members;

•	analogous state laws and regulations, such as state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Efforts to ensure that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government-funded healthcare programs, such as Medicare and Medicaid, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business with are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs and imprisonment.

If any product liability lawsuits are successfully brought against us or any of our collaborators, we may incur substantial liabilities and may be required to limit commercialization of crenolanib or any future product candidates.

We face an inherent risk of product liability lawsuits related to the testing of crenolanib or any future product candidates in seriously ill patients, and will face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Product liability claims may be brought against us or our collaborators by participants enrolled in our clinical trials, patients, healthcare providers or others using, administering or selling any of our future approved products and our current product candidates. If we are unable to successfully defend ourselves against any such claims, we may incur substantial liabilities. Regardless of their merit or eventual outcome, liability claims may result in:

•	decreased demand for our future approved products;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	termination of clinical trial sites or entire trial programs;

•	increased regulatory scrutiny;

•	significant litigation costs;

•	substantial monetary awards to or costly settlement with patients or other claimants;

•	product recalls or a change in the indications for which they may be used;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy;

•	diversion of management and scientific resources from our business operations; and

•	the inability to commercialize crenolanib or any of our other future product candidates.

If crenolanib or any future product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of us and the safety and quality of our products. We could be adversely affected if we are subject to negative publicity. We could also be adversely affected if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from patients’ use or misuse of our products or any similar products distributed by other companies could have a material adverse impact on our financial condition or results of operations.

Our current insurance coverage may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage when we begin the commercialization of crenolanib or any future product candidates. Insurance coverage is becoming increasingly expensive. As a result, we may be unable to maintain or obtain sufficient insurance at a reasonable cost to protect us against losses that could have a material adverse effect on our business. A successful product liability claim or series of claims brought against us, particularly if judgments exceed any insurance coverage we may have, could decrease our cash resources and adversely affect our business, financial condition and results of operation.

Our business and operations would suffer in the event of computer system failures, cyberattacks or a deficiency in our cybersecurity.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyberattacks or cyber intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of crenolanib or any future product candidate could be delayed.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. To date, we have no products approved for commercial sale, and we have not generated any revenue or profit from product sales. We may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company with a limited operating history. We have incurred significant losses since our inception. As of December 31, 2017, our accumulated deficit was $37.0 million. Our losses have resulted principally from expenses incurred in research and development of crenolanib and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, crenolanib or any future product candidates, prepare for and begin to commercialize any approved products, and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had and likely will continue to have an adverse effect on our stockholders’ equity and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. For example, our expenses could increase if we are required by the FDA or the EMA to perform trials in addition to those that we currently expect to perform or if there are any delays in completing our currently planned clinical trials or in the development of crenolanib or any future product candidates.

To become and remain profitable, we must succeed in developing and commercializing products with significant market potential. This will require us to be successful in a range of challenging activities for which we are only in the preliminary stages, including developing product candidates, obtaining regulatory approval for them, and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We may never succeed in these activities and may never generate revenue from product sales that is significant enough to achieve profitability. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•	completing research and successful clinical development of crenolanib;

•	obtaining marketing approvals for crenolanib or any future product candidates;

•	developing a sustainable and scalable manufacturing process for any approved product candidates and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (both in amount and in quality) products to support clinical development and the market demand for our product candidates, if approved;

•	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;

•	establishing sales, marketing and distribution capabilities in the United States;

•	obtaining market acceptance of our product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and/or developing new product candidates;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

•	obtaining, maintaining, protecting and enforcing our portfolio of intellectual property and proprietary rights, including patents, trade secrets and know-how; and

•	attracting, hiring and retaining qualified personnel.

Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, develop other product candidates or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not available, may require us to delay, scale back, or cease our product development programs or operations.

We are advancing crenolanib through clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. In order to obtain such regulatory approval, we will be required to conduct clinical trials for each indication for crenolanib and for any future product candidates. We will require substantial additional funding to complete the development and commercialization of crenolanib, as well as any future product candidates we pursue, and such funding may not be available on acceptable terms or at all. Although it is difficult to predict our liquidity requirements, based upon our current operating plan, we anticipate that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund the clinical development of the crenolanib indications for AML, GIST, glioma and gastric cancer at least until , assuming all of our programs advance as currently contemplated. Because successful development of crenolanib or any future product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and to commercialize our product candidates.

Our future funding requirements will depend on many factors, including but not limited to:

•	the number of patients enrolled in, and length of, our planned Phase III pivotal trials for crenolanib;

•	the number of clinical sites we initiate in connection with the evaluation of crenolanib in multiple cancer indications;

•	the number and characteristics of any future product candidates that we pursue;

•	the scope, progress, timing, cost and results of research, preclinical development, and clinical trials;

•	the costs, timing and outcome of seeking and obtaining FDA, EMA and other foreign regulatory approvals;

•	the costs associated with manufacturing crenolanib or any future product candidates and establishing sales, marketing and distribution capabilities;

•	our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property portfolio or other proprietary rights, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights;

•	the extent to which we acquire or in-license other products or technologies;

•	our need and ability to hire additional management, scientific, and medical personnel;

•	the effect of competing products that may limit market penetration of our product candidates;

•	the amount and timing of revenues, if any, we receive from commercial sales of any product candidates for which we receive marketing approval in the future;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

•	the economic and other terms, timing of and success of our existing collaborations, and any collaboration, licensing, or other arrangements into which we may enter in the future, including the timing of achievement of milestones and receipt of any milestone or royalty payments under these agreements.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations, and grant funding. If sufficient funds on acceptable terms are not available when needed, or at all, we could be forced to significantly reduce operating expenses and delay, scale back or eliminate one or more of our development programs or our business operations or even go bankrupt.

Raising additional capital may cause dilution to our stockholders, including purchasers of shares of our Class A common stock in this offering, restrict our operations or require us to relinquish substantial rights.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants and license and development agreements in connection with any collaborations. To date, we have financed our cash needs on an as-needed basis through financing activities consisting primarily of the purchase of equity securities by, the issuance of certain debt securities to and the entry into lines of credit with, certain entities controlled by our Executive Chairman, and outside of these financings, we do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our Class A common stock. Debt financing, if available at all, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to crenolanib and/or any future product candidates, or future revenue streams, or grant licenses on terms that are not favorable to us. We cannot assure you that we will be able to obtain additional funding if and when necessary. If we are unable to obtain adequate financing on a timely basis, we could be required to delay, scale back or eliminate one or more of our indications for which we are evaluating crenolanib, or any research and development programs that we are pursuing in the future, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have broad discretion in the use of the net proceeds from this offering and our cash on hand and may not use them effectively.

As of December 31, 2017, we had $0.1 million in cash and cash equivalents. Our management will have broad discretion in the use of such cash and cash equivalents and the proceeds from this offering and could spend them in ways that do not improve our results of operations or enhance the value of our Class A common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our Class A common stock to decline and delay the development of crenolanib or any other future product candidates. Pending their use, we may invest our cash and cash equivalents in a manner that does not produce income or that loses value.

Risks Related to Our Dependence on Third Parties

We may seek to establish collaborations, and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our crenolanib development program, and any future drug development programs we initiate, as well as the potential commercialization of any product candidates will require substantial additional cash to fund expenses. We may decide to collaborate with additional pharmaceutical and biotechnology companies for the development and potential commercialization of crenolanib and/or one or more future product candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive collaborative agreement will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential existence of competing drugs, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available on which to collaborate and whether such a collaboration could be more attractive than the one with us for our product candidate. The terms of any collaboration or other arrangement that we may establish may not be favorable to us.

In addition, there have been a significant number of recent business transactions among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate drug revenue.

In addition, any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties may be terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.

We currently rely on third-party researchers, including related party CROs, although we may engage independent CROs to conduct our clinical trials in the future. These investigators and service providers may not devote sufficient time or attention to our clinical trials or be able to repeat their past success.

We currently depend on certain related party CROs to conduct our clinical trials and also to assist us in the collection and analysis of data. In particular, since our formation in 2010, we have relied on DAVA Oncology, LP (dba as DAVA CRO Services), or Dava, a related party company controlled by our Executive Chairman, as the CRO for our clinical trials. See “Certain Relationships and Related Party Transactions—Services provided by DAVA Oncology, LP”

On June 12, 2018, we entered into a master services agreement with Dava pursuant to which Dava will provide services to us in exchange for our payment of fees, pass-through costs and other expenses in accordance with individual project agreements, which we anticipate will be charged at fair market value. There is a significant amount of judgment involved in the determination of what constitutes fair market value, and as such there is an inherent risk that such pricing will not be equal to the pricing we could obtain if we were to instead negotiate with a nonrelated third party. We believe Dava has sufficient scientific expertise and a network of clinical investigators and trial providers that we expect to leverage to conduct our clinical trials. If we were to ever lose our relationship with Dava, including if our Executive Chairman were to leave Dava, no longer financially support Dava, or as a result of a change of control of either us or Dava, we expect that our costs of conducting clinical trials would increase substantially and we would lose the important expertise and network of clinical investigators and key opinion leaders that Dava provides. Each of these outcomes could have a material adverse effect on our business.

In the future, we expect to continue to depend on Dava, though we may also engage independent CROs to conduct our clinical trials. If in the future we do not engage Dava to conduct our clinical trials, in addition to the substantial increase in cost of conducting our clinical trials and loss of expertise noted above, there is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. In particular, there would be a significant increase in clinical trial expenses, including as a result of adopting a new electronic data capture platform or other technology platforms, the need to enter into new contracts and costs associated with the transfer of data, as well as an increased risk of the loss of data. Identifying, qualifying and managing performance of third-party service providers can be difficult, time-consuming and may cause delays in our development programs. These investigators and CROs will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials.

In addition, certain of our clinical trials may be conducted in collaboration with academic sites known whereby we are sometimes unable to exercise the same degree of control as we do for our sponsored trials. These types of collaborations are sometimes referred to as Investigator Sponsored Trials, or ISTs. By definition, certain responsibilities for these studies, including the financing, design and conduct may not be under our complete control. Therefore, due to the limited control we may have over these studies, we have less control over the timing and reporting of the data from these trials.

If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA and other regulatory authorities require that we comply with standards, commonly referred to as current Good Clinical Practice, or cGCP, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with cGCP procedures could adversely affect the clinical development of crenolanib or any future product candidates and harm our business.

We contract with third parties for the manufacture of crenolanib for clinical testing and we expect to continue to do so for commercialization, as well as for any future product candidate we choose to develop. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We anticipate continuing our engagement of contract manufacturing organizations to provide our clinical supply and internal capacity as we advance crenolanib through clinical development. We expect to use third parties for the manufacture of crenolanib for clinical testing, as well as for commercial manufacture, as well as for any future product candidate we choose to develop. We plan eventually to enter into long-term supply agreements with several manufacturers for commercial supplies. We may be unable to reach agreement on satisfactory terms with contract manufacturers to manufacture such product candidates. Even if we enter into long-term agreements, we may only control certain aspects of such manufacturers’ activities and have limited influence over their actual performance. Moreover, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting drug development activities that could harm our competitive position.

Additionally, the facilities to manufacture our product candidates must be the subject of a satisfactory inspection before the FDA, the EMA or other regulatory authorities approve an NDA or grant a marketing authorization for the product candidate manufactured at that facility. We will depend on these third-party manufacturing partners for compliance with the FDA’s and the EMA’s requirements for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA’s, EMA’s and other regulatory authorities’ cGMP requirements, our product candidates will not be approved or, if already approved, may be subject to recalls.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

•	the possibility of a breach of the manufacturing agreements by the third parties because of factors beyond our control;

•	the possibility of termination or nonrenewal of the agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer; and

•	the possibility that we may not be able to secure a manufacturer or manufacturing capacity in a timely manner and on satisfactory terms in order to meet our manufacturing needs.

Any of these factors could cause the delay of approval or commercialization of our product candidates, cause us to incur higher costs or prevent us from commercializing our product candidates successfully. Furthermore, if any of our product candidates are approved and contract manufacturers fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our product candidates and to have any such new source approved by the FDA, the EMA or any other relevant regulatory authorities.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain and enforce intellectual property protection for crenolanib or any future product candidates and technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, our business could be materially harmed.

Our success depends on our ability to obtain and maintain patent and other intellectual property protection in the United States, the European Union and other countries with respect to our current and future proprietary product candidates and manufacturing technology. We and our licensors have sought to protect our intellectual property positions by filing patent applications in the United States and abroad related to crenolanib that are important to our business. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous, or we may not be financially able to protect our proprietary rights at all. It is also possible that we may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not be able to obtain or maintain patent protection from our pending patent applications, from those we may file in the future, or from those we may license from third parties. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found. We may be unaware of prior art that could be used to invalidate an issued patent or prevent our pending patent applications from issuing as patents. Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives or provide any competitive advantage. In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Specifically, issued patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Decisions by courts and governmental patent agencies may introduce uncertainty in the enforceability or scope of patents owned by or licensed to us. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have patents that could prevent us from marketing our own patented product candidates. Third parties may also seek to market generic versions of any of our approved products. Alternatively, third parties may be able to circumvent our patents by developing similar or alternative technologies or drug candidates in a non-infringing manner. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

The patent position of pharmaceutical or biotechnology companies, including ours, is uncertain and involves complex legal and factual considerations for which legal principles remain unsolved. The standards which the United States Patent and Trademark Office, or USPTO, and foreign patent offices use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. The laws of some non-U.S. countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these non-U.S. countries. Outside the United States, patent protection must be sought in individual jurisdictions, further adding to the cost and uncertainty of obtaining adequate patent protection outside of the United States. Accordingly, we cannot predict whether additional patents protecting our product candidates will issue in the United States or in non-U.S. jurisdictions, or whether any patents that do issue are valid, enforceable and have claims of adequate scope to provide competitive advantage. Moreover, we cannot predict whether we will be able to successfully obtain claims or the breadth of such claims, and our interpretation of the relevance or the scope of claims in a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. The allowance of broader claims may increase the incidence and cost of patent interference proceedings, opposition proceedings, and/or reexamination proceedings, the risk of infringement litigation, and the vulnerability of the claims to challenge. On the other hand, the allowance of narrower claims does not eliminate the potential for adversarial proceedings, and may fail to provide a competitive advantage for us. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage.

The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of non-U.S. countries may not allow us to protect our inventions with patents to the same extent as the laws of the United States and Europe. Because patent applications in the United States, Europe and many other non-U.S. jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in any owned or any licensed issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions. Moreover, changes in either the patent laws or interpretation of the patent laws in the United States, Europe, or other countries may diminish the value of our owned and licensed patents or narrow the scope of our patent protection. Therefore, the enforceability and scope of our patents in the United States, Europe and in other countries cannot be predicted with certainty and, as a result, any patents that we own or license may not provide sufficient protection against competitors. In addition, our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services. It may also be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or service.

In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available, however, the life of a patent and the protection it affords is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, our owned or in-licensed patents protecting such candidates might expire before or shortly after such candidates are commercialized. If we encounter delays in obtaining regulatory approvals, the period of time during which we could market our product candidates under patent protection could be further reduced. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from similar or generic products. The launch of a generic version of one of our products in particular would be likely to result in an immediate and substantial reduction in the demand for our product, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to obtain sufficient patent or other intellectual property protection for our product candidates or if we lose any patent or other intellectual property protection for our product candidates, our business, financial condition, results of operations and prospects could be adversely affected.

If we fail to comply with our obligations in our license agreement with Pfizer under which we license intellectual property rights to crenolanib or future license agreements with third parties, disagree over contract interpretation, or otherwise experience disruptions to our business relationships with Pfizer or our future licensors, we could lose intellectual property rights that are necessary to our business.

We currently rely, and may in the future rely, on certain intellectual property licensed from third parties in order to be able to use various proprietary technologies that are material to our business along with the rights to be able to prosecute patent applications and to enforce patents. In particular, we acquired the rights to crenolanib through an exclusive license from Pfizer Inc., or Pfizer, in 2010 under a license agreement which we refer to as the Pfizer License Agreement. Pfizer retains its full ownership interest with respect to the licensed patent rights, and our rights to use the technologies associated with those patents and to employ the inventions claimed in the licensed patent rights are subject to the continuation of and our compliance with the terms of that license. For more information on the Pfizer License Agreement, please see “Business—License Agreements.”

The Pfizer License Agreement imposes, and we expect that any future agreements will impose, various diligence, reporting, development, commercialization, milestone payment, royalty, and other obligations on us. We may breach our agreements by failing to meet our payment obligations, diligence obligations, development or commercialization obligations, all of which could have a material adverse effect on our business. If we breach any of our obligations in any of our license agreements or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages or our licensors may have the right to terminate the applicable license. For example, under the Pfizer License Agreement, Pfizer may terminate our license if we fail to make payments of royalties, milestone payments and other fees, if we challenge any of the licensed intellectual property, or if we materially breach the Pfizer License Agreement. If any of our licensors were to terminate our license agreement with them, it may result in our having to negotiate new or reinstated agreements with less favorable terms. Otherwise, we may be prevented from the continued use of certain technologies, including our rights to crenolanib, in clinical trials or, if our products are approved for marketing, from using such technologies in the manufacturing and sale of products that could be sold commercially. This could delay or prevent us from offering our product candidates. We might not have the necessary rights or the financial resources to develop, manufacture or market our current or future product candidates without the rights granted under these licenses, and the loss of sales or potential sales in such product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

In some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties, or such activities, if controlled by us, may require the input of such third parties. We may also require the cooperation of our licensors and collaborators to enforce any licensed patent rights, including pursuant to the Pfizer License Agreement, and such cooperation may not be provided. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. In addition, we cannot be certain that our licensors have drafted or prosecuted the patents and patent applications licensed to us in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. If they fail to do so, this could cause us to lose rights in any applicable intellectual property that we in-license, and as a result our ability to develop and commercialize products or product candidates may be adversely affected, and we may be unable to prevent competitors from making, using and selling competing products.

In addition, if any of our licensors terminate any of our license agreements due to our breach, we may be required to grant such licensors a license to our intellectual property. For example, if we breach certain obligations under the Pfizer License Agreement and Pfizer exercises its right to terminate the license, we would be obligated to grant Pfizer an exclusive license to the intellectual property developed by us and related to the licensed products for Pfizer’s use in further developing and commercializing the licensed products subject to the Pfizer License Agreement, including crenolanib. If Pfizer were to terminate the Pfizer License Agreement, we would lose our rights to develop and commercialize crenolanib, which would have a material adverse effect on our business.

Determining the scope of licenses and related obligations may be difficult and could lead to disputes between us and the licensor. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under a license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

Additionally, the agreements under which we currently license intellectual property from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, increase what we believe to be our financial or other obligations under the relevant agreement, or decrease the third-party’s financial or other obligations under the relevant agreement, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition to the above risks, certain of our intellectual property rights are sublicenses under intellectual property owned by third parties. For example, our intellectual property rights licensed from Pfizer are jointly owned by Pfizer and OSI Pharmaceuticals, Inc., or OSI, and are subject to certain prior agreements between Pfizer and OSI, including a license agreement between Pfizer and OSI. Even if we are in compliance with our Pfizer License Agreement, Pfizer’s or OSI’s actions may affect our rights to use our sublicensed intellectual property, which may result in the loss of our exclusivity or limit our ability to stop third parties from using or commercializing similar or identical technology and products. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our patents, which could be unpredictable, involve risk, and ultimately be unsuccessful.

Even after they have issued, our patents and any patents which we license may be challenged, narrowed, invalidated or circumvented. For example, if we initiate legal proceedings against a third-party to enforce a patent covering any of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including a lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include ex parte reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). The following are examples of litigation and other adversarial proceedings or disputes that we could become a party to involving our patents or patents licensed to us:

•	we or our collaborators may initiate litigation or other proceedings against third parties to enforce our patent rights;

•	third parties may initiate litigation or other proceedings seeking to invalidate patents owned by or licensed to us or to obtain a declaratory judgment that their product or technology does not infringe our patents;

•	third parties may initiate opposition, ex parte reexamination, inter partes review, post-grant review or other intellectual property-related proceedings challenging the validity, enforceability or scope of our patent rights, requiring us or our collaborators and/or licensors to participate in such proceedings to defend the validity, enforceability and scope of our patents;

•	there may be a challenge or dispute regarding inventorship or ownership of patents currently identified as being owned by or licensed to us;

•	the USPTO may initiate an interference between patents or patent applications owned by or licensed to us and those of third parties, requiring us or our licensors to participate in an interference proceeding to determine the priority of invention, which could jeopardize our patent rights; or

•	third parties may seek approval to market generic versions of our future approved products prior to expiration of relevant patents owned by or licensed to us, requiring us to defend our patents, including by filing lawsuits alleging patent infringement.

There is a risk that a court or administrative body would decide to revoke, cancel or amend our patents in such a way that they no longer cover and protect a product candidate. In addition, a court or administrative body may decide that our patents are invalid, unenforceable or not infringed by a third-party’s activities. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which the patent examiner and we or our licensing partners were unaware during prosecution. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation and other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

An adverse outcome in a litigation or proceeding involving our owned or licensed patents could limit our ability to assert our patents against competitors, affect our ability to receive royalties or other licensing consideration from our licensees, and may curtail or preclude our ability to exclude third parties from making, using and selling similar or competitive products. Any of these occurrences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Intellectual property litigation and other proceedings could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Intellectual property litigation and other proceedings would be costly and could affect our results of operations and divert the attention of our management and scientific personnel. The cost of any patent litigation or other proceedings, even if resolved in our favor, could be substantial. Patent litigation and other proceedings may also absorb significant management time. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Our competitors or other third parties may be able to sustain the cost of such litigation and proceedings more effectively than we can because of their substantially greater resources. Uncertainties resulting from our participation in patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments and if securities analysts or investors perceive these announcements to be negative, the perceived value of our product candidates or intellectual property could be diminished. Accordingly, the market price of our common stock may decline, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our commercial success depends significantly on our ability to operate without infringing, misappropriating or otherwise violating the patents and other intellectual property of third parties.

Our success depends on our ability to develop, manufacture, market and sell crenolanib and any future product candidates we choose to develop without infringing, misappropriating or otherwise violating any patents and other intellectual property of third parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our future approved products or impair our competitive position. Patents could be issued to third parties that could block us from developing product candidates using our technology, and we may ultimately be found to infringe those patents. We do not always conduct independent reviews of pending patent applications of and patents issued to third parties.

In the pharmaceutical industry, significant litigation and other proceedings, including interferences, oppositions, reexamination, inter partes review, derivation and post-grant review proceedings before the USPTO and corresponding foreign patent offices, regarding patents, patent applications, trademarks and other intellectual property rights have become commonplace. The types of situations in which we may become a party to such proceedings include:

•	we or our collaborators may initiate litigation or other proceedings against third parties seeking to invalidate the patents held by those third-parties or to obtain a judgment that our products or processes do not infringe those third parties’ patents;

•	if our competitors file patent applications that claim technology also claimed by us or our licensors, we or our licensors may be required to participate in interference or opposition proceedings to determine the priority of invention, which could jeopardize our patent rights and potentially provide a third-party with a dominant patent position;

•	if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings; and

•	if a license to necessary intellectual property is terminated, the licensor may initiate litigation claiming that our processes or products infringe, misappropriate or otherwise violate their patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

Third parties may assert that we, our customers, licensees or parties indemnified by us are employing their proprietary technology without authorization or have infringed upon, misappropriated or otherwise violated their intellectual property or other rights.

Even if we believe third-party claims of infringement against us or our collaborators are without merit, there is a risk that a court would decide that we or our collaborators are infringing the third-party’s valid and enforceable patents. If we are found to infringe a third-party’s patent, and we are unsuccessful in demonstrating that such patent is invalid or unenforceable, we could be required to obtain a license from such third-party to continue developing, manufacturing, and marketing any product candidates we may develop and our technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We also could be forced, including by court order, to cease developing, manufacturing, and commercializing the infringing product candidates. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations and prospects.

The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and this interpretation is not always uniform or predictable. Moreover, we may incorrectly determine that our technologies, products, or product candidates are not covered by a third party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our products or product candidates.

If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management’s time and attention in pursuing these proceedings, which could have a material adverse effect on us. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or fail to have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our product candidates to market and be precluded from manufacturing or selling our product candidates.

We may face a claim of misappropriation if a third-party believes that we inappropriately obtained and used trade secrets or other confidential information of such third-party. If we are found to have misappropriated a third-party’s trade secrets or other confidential information, we may be prevented from further using such trade secrets or other confidential information, limiting our ability to develop our product candidates, we may be required to obtain a license to such trade secrets and other confidential information which may not be available on commercially reasonable terms or at all and may be non-exclusive, and we may be required to pay damages, which could be substantial. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, thereby impairing our ability to protect our technologies and product candidates.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming the other requirements for patentability are met, in the United States prior to March 2013, the first to invent the claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted in September 2011, the United States has moved to a first-to-file system. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor was the first to invent the invention. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by the USPTO administered post-grant proceedings, including reexamination proceedings, inter partes review, post-grant review and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position. The effects of these changes on the operation of our business are currently unclear as, among other reasons, the USPTO must still implement various regulations, and courts continue to decide how to interpret and enforce patent law. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future. Similarly, statutory or judicial changes to the patent laws of other countries may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents.

We may not be successful in obtaining necessary rights to our product candidates through acquisitions and in-licenses.

We currently have rights to the intellectual property, through licenses from third parties and under patents that we own, to develop crenolanib. However, crenolanib and any future programs we choose to pursue may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property from third parties that we later identify as necessary for our product candidates or such intellectual property may not be available on commercially reasonable terms. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, financial resources, and greater clinical development and commercialization capabilities.

For example, we may in the future collaborate with non-profit and academic institutions to accelerate our preclinical research or development under written agreements with these institutions. These institutions may provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our applicable product candidate or program.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain a license to third-party intellectual property rights necessary for the development of a product candidate or program on reasonable terms or at all, we may have to abandon development of that product candidate or program and our business and financial condition could materially adversely suffer.

If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

In addition to patent protection, we also rely on trade secrets and confidentiality agreements to protect other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect and some courts inside and outside the United States and Europe are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, collaborators, scientific advisors and others prior to the commencement of their relationships with us. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Additionally, our confidentiality agreements and other contractual protections may not be adequate to protect our intellectual property from unauthorized disclosure or misappropriation. We may not have adequate remedies in the case of a breach of any such agreements, and our trade secrets and other proprietary information could be disclosed to our competitors or others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

We also cannot guarantee that we have and will operate in a manner which would preserve the confidentiality of our trade secrets or proprietary technology and processes. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. However, such security measures may not provide adequate protection for our proprietary information, for example, in the case of misappropriation of a trade secret by an employee, consultant, or third party with authorized access. Our security measures may not prevent an employee, consultant, or third party from misappropriating our trade secrets and providing them to a competitor. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Even though we use commonly accepted security measures, the criteria for protection of trade secrets can vary among different jurisdictions.

Moreover, adequate remedies may not exist in the event of unauthorized use or disclosure of our proprietary information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and such litigation may not be successful. Failure to maintain and enforce trade secret protection could materially adversely affect our competitive business position. In addition, others may independently discover or develop our trade secrets and proprietary information, and the existence of our own trade secrets affords no protection against such independent discovery. Because from time to time we expect to rely on third parties in the development, manufacture, and distribution of our products and provision of our services, we must, at times, share trade secrets with them. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we cannot maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

As is common in the biotechnology and pharmaceutical industries, we may employ or obtain consulting services from individuals who were previously or concurrently employed at research institutions and/or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these individuals, or we, have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of such individual’s current or former employers, or that patents and applications we have filed to protect inventions of these individuals, even those related to one or more of our product candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Our agreements with employees and our personnel policies also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. Although our policy is to have all employees complete these agreements, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. The assignment of intellectual property may not be self-executing and despite such agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. We may also be subject to claims that former employees, collaborators, or other third parties have an ownership interest in our patents or other intellectual property. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. To the extent that an individual who is not obligated to assign rights in intellectual property to us is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third-party or from that individual’s assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and patent applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our patents and patent applications and any patent rights we may own or license in the future. Additionally, the USPTO and various government patent agencies outside of the United States require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business. In addition, we are responsible for the payment of patent fees for patent rights that we have licensed from other parties. If we breach our license agreement, including with respect to the provisions governing making these payments, we may be liable to the licensor for certain costs.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world may be prohibitively expensive, and our intellectual property rights in some countries outside the United States and Europe can be less extensive than those in the United States and Europe. In addition, the laws of some countries outside the United States and Europe do not protect intellectual property rights to the same extent as federal and state laws in the United States and laws in Europe. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States and Europe, or from selling or importing products made using our inventions in and into the United States, Europe or other jurisdictions. Third parties may use our technologies in jurisdictions where we have not obtained or are unable to adequately enforce patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States and Europe. These products may compete with our products and our patents or other intellectual property may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in jurisdictions outside the United States and Europe. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents, the reproduction of our manufacturing or other know-how or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our intellectual property rights in jurisdictions outside the United States and Europe, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

If we do not obtain patent term extensions and data exclusivity for crenolanib, our business may be materially harmed.

Depending upon the timing, duration and conditions of any FDA marketing approval of crenolanib, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments and similar legislation in the EU. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not receive an extension, for example, if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our business, financial condition, results of operations, and prospects may be adversely affected.

We or our affiliates may freely license the production of our product candidates in some developing countries, and our revenues and gross margin could be reduced by re-exports from such countries.

Prior to the consummation of this offering, we intend to transfer the rights to develop and commercialize crenolanib for cancer indications in all territories outside of the United States, the European Union and Canada to a newly formed entity, which we refer to as Global Holdco. Investors in this offering will not have any rights in, or ownership or control of, Global Holdco. See “Certain Relationships and Related Party Transactions—Global Holdco Transactions.” In the future, we or Global Holdco may make crenolanib, or any future product candidate, available at no cost or at substantially reduced prices to patients in developing countries. There have been cases in which other pharmaceutical products were sold at steeply discounted prices in the developing world and then re-exported to the United States or European countries where they could be resold at much higher prices. If this happens with our products, our revenues would be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our pending or future registered or unregistered trademarks or trade names may not issue and may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our proprietary and intellectual property rights is uncertain because such rights offer only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to develop products that are similar to, or better than, our product candidates in a way that is not covered by the claims of the patents we license or may own currently or in the future;

•	we, or our license partners or current or future collaborators, might not have been the first to make invent the inventions covered by issued patents or pending patent applications that we license or may own currently or in the future;

•	we, or our license partners or current or future collaborators, might not have been the first to file patent applications for certain of our or their inventions;

•	our pending owned or licensed patent applications may not lead to issued patents;

•	we may choose not to file a patent for certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property;

•	our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	any patents that we obtain may not provide us with any competitive advantages or may ultimately be found invalid or unenforceable; or

•	we may not develop additional proprietary technologies that are patentable.

Should any of these events occur, they could significantly harm our business, financial conditions, results of operations and prospects.

Risks Related to Our Organization and Structure

Arog Pharmaceuticals Holdings, Inc. is a holding company with no operations and will rely on Arog Pharmaceuticals LLC to provide it with funds necessary to meet its financial obligations and to pay dividends.

We are a holding company and, upon completion of the reorganization transactions and this offering, our principal asset will be our ownership of LLC Units. See “Organizational Structure.” We have no independent means of generating revenue. As the sole managing member of Arog Pharmaceuticals LLC, we intend to cause Arog Pharmaceuticals LLC to make distributions to the Continuing LLC Owner and us in amounts sufficient to cover all applicable taxes payable by us and the owners of the Continuing LLC Owner and any payments we are obligated to make under the tax receivable agreement we intend to enter into as part of the reorganization transactions and to fund dividends to our stockholders in accordance with our dividend policy, to the extent our Board of Directors declares such dividends.

Deterioration in the financial conditions, earnings or cash flow of Arog Pharmaceuticals LLC and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that we need funds and Arog Pharmaceuticals LLC is restricted from making such distributions to us under applicable law or regulation or otherwise, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer a material adverse effect on our liquidity and financial condition.

In certain circumstances, Arog Pharmaceuticals LLC will be required to make distributions to us and the other holders of LLC Units, and the distributions that Arog Pharmaceuticals LLC will be required to make may be substantial. To the extent we receive and retain tax distributions in excess of our tax liabilities and obligations to make payments under the tax receivable agreement, the Continuing LLC Owner would benefit from such accumulated cash balances if it exercises its redemption right.

Under the New LLC Agreement, Arog Pharmaceuticals LLC will generally be required from time to time to make pro rata distributions in cash to us and the Continuing LLC Owner in amounts that are intended to be sufficient to cover the taxes on our and the Continuing LLC Owner’s respective allocable shares of the taxable income of Arog Pharmaceuticals LLC. As a result of (i) potential differences in the amount of net taxable income allocable to us and the Continuing LLC Owner, (ii) the lower tax rate applicable to corporations than individuals and (iii) the favorable tax benefits that we anticipate receiving from (a) acquisitions of interests in Arog Pharmaceuticals LLC in connection with future taxable redemptions or exchanges of LLC Units for shares of our Class A common stock and (b) payments under the tax receivable agreement, we expect that the tax distributions we receive will be in amounts that exceed our tax liabilities and obligations to make payments under the tax receivable agreement. Our Board of Directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, the payment of obligations under the tax receivable agreement and the payment of other expenses. We intend to take steps to eliminate any material cash balances, which could include distributing such excess cash as dividends, reinvesting such cash balances in Arog Pharmaceuticals LLC in exchange for additional LLC Units (with an accompanying stock dividend with respect to our Class A common stock) or using such cash balances to effect buybacks of shares of our Class A common stock (with an accompanying conversion rate adjustment with respect to the redemption or exchange of LLC Units by the Continuing LLC Owner), but we will have no obligation to take any such steps. No adjustments to the redemption or exchange ratio of LLC Units for shares of Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our shareholders. To the extent that we do not take such steps and instead, for example, hold such cash balances or lend them to Arog Pharmaceuticals LLC, the Continuing LLC Owner would benefit from any value attributable to such cash balances as a result of its ownership of Class A common stock following a redemption or exchange of its LLC Units.

We will be required to pay the Continuing LLC Owner for certain tax benefits we may claim, and the amounts we may pay could be significant.

As described under “Organizational Structure,” future taxable redemptions or exchanges by the Continuing LLC Owner of LLC Units for shares of our Class A common stock are expected to result in tax basis adjustments to the assets of Arog Pharmaceuticals LLC that will be allocated to us and thus produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. The anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into a tax receivable agreement with the Continuing LLC Owner that will provide for the payment by us to the Continuing LLC Owner of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Arog Pharmaceuticals Holdings, Inc.’s assets (including its share of the assets of Arog Pharmaceuticals LLC) resulting from (a) the purchase of LLC Units from the Continuing LLC Owner using the net proceeds from any future offering, (b) redemptions or exchanges by the Continuing LLC Owner of LLC Units for shares of our Class A common stock or (c) payments under the tax receivable agreement and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. This is a payment obligation of us and not of Arog Pharmaceuticals LLC.

The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending on a number of factors, including, but not limited to, the timing of any future redemptions, exchanges or purchases of the LLC Units held by the Continuing LLC Owner, the price of our Class A common stock at the time of the redemption, exchange or purchase, the extent to which redemptions or exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the tax rates then applicable and the portion of our payments under the tax receivable agreement constituting imputed interest. We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of Arog Pharmaceuticals LLC attributable to the redeemed or exchanged LLC Units, the payments that we may make to the existing Continuing LLC Owner could be substantial. For example, assuming (i) that the Continuing LLC Owner redeemed or exchanged all of its LLC units immediately after the completion of this offering, (ii) no material changes in relevant tax law, and (iii) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the tax receivable agreement, based on the assumed initial public offering price of $           per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, we expect that the tax savings we would be deemed to realize would aggregate approximately $           million over the 15-year period from the assumed date of such redemption or exchange, and over such period we would be required to pay the Continuing LLC Owner 85% of such amount, or approximately $           million, over such period. The actual amounts we may be required to pay under the tax receivable agreement may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and tax receivable agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of redemption or exchange and the prevailing federal tax rates applicable to us over the life of the tax receivable agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize all of these tax savings (subject to the exceptions described under “Certain Relationships and Related Party Transactions—Proposed Transactions with the Continuing LLC Owner—Tax Receivable Agreement”). There may be a material negative effect on our liquidity if, as described below, the payments under the tax receivable agreement exceed the actual benefits we receive in respect of the tax attributes subject to the tax receivable agreement and/or distributions to us by Arog Pharmaceuticals LLC are not sufficient to permit us to make payments under the tax receivable agreement.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”) to challenge the tax basis increases or other benefits arising under the tax receivable agreement, the Continuing LLC Owner will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Continuing LLC Owner will be netted against future payments otherwise to be made under the tax receivable agreement, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the Continuing LLC Owner under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

Because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of Arog Pharmaceuticals LLC to make distributions to us. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

The term of the tax receivable agreement will commence upon the closing of this offering and will continue until all tax benefits that are subject to the tax receivable agreement have been utilized or expired, unless the tax receivable agreement terminates early (at our election, as a result of certain mergers, asset sales and other forms of business combinations or as a result of our breach), and we make the termination payments specified in the tax receivable agreement. Our obligation to make payments under the tax receivable agreement will not be conditioned upon the recipient having a continued ownership interest in us or Arog Pharmaceuticals LLC.

In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits, if any, realized in respect of the tax attributes subject to the tax receivable agreement.

If we experience a change of control (as defined under the tax receivable agreement, which includes certain mergers, asset sales and other forms of business combinations) or the tax receivable agreement otherwise terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the tax receivable agreement (determined by applying a discount rate of            ). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the tax receivable agreement, including (i) that we have sufficient taxable income to fully utilize the tax benefits covered by the tax receivable agreement and (ii) any LLC Units (other than those held by us) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payments may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payments relate.

If we experience a change of control (as defined under the tax receivable agreement) or the tax receivable agreement otherwise terminates early, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. For example, if the tax receivable agreement were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $            (calculated using a discount rate equal to           , applied against an undiscounted liability of $            ). The foregoing amounts are merely estimates and the actual payments could differ materially. There can be no assurance that we will be able to finance any payments required to be made under the tax receivable agreement.

In the event that payment obligations under the tax receivable agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.

If we experience a change of control (as defined under the tax receivable agreement, which includes certain mergers, asset sales and other forms of business combinations), we would be obligated to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of our Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, any payment obligations under the tax receivable agreement will not be conditioned upon the recipient having a continued interest in us or Arog Pharmaceuticals LLC. Accordingly, the recipients’ interests may conflict with those of the holders of our Class A common stock.

Risks Related to Legal Compliance Matters

Because we and our suppliers are subject to environmental, health and safety laws and regulations, we may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities which may adversely affect our business and financial condition.

Our operations, including our research, development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of, and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If we fail to comply with such laws and regulations, we could be subject to fines or other sanctions.

As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, our production and development efforts may be interrupted or delayed and our financial condition and results of operations may be materially adversely affected.

The third parties with whom we contract to manufacture our product candidates are also subject to these and other environmental, health and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or in certain circumstances, an interruption in operations, any of which could adversely impact our business and financial condition if we are unable to find an alternate supplier in a timely manner.

Our employees, independent contractors, consultants, principal investigators, CROs, commercial partners and vendors, and any employees or affiliates thereof, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, consultants, principal investigators, CROs, commercial partners and vendors, as well as any employees or affiliates of any of the foregoing. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with: the regulations of the FDA, EMA or other similar foreign regulatory bodies, requirements to provide true, complete and accurate information to the FDA or the EMA; manufacturing standards; federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and similar foreign fraudulent misconduct laws; or rules regarding the reporting of financial information or data accurately or to disclose unauthorized activities to us.

If we obtain FDA or EMA approval of crenolanib or any future product candidate and begin commercializing those products in the United States or European Union, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, including “off label uses” of our products, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred.

We have adopted a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Risks Relating to Employee Matters and Managing Growth

We are highly dependent on our Executive Chairman, Dr. Vinay Jain, and our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are a clinical development company with a limited operating history and, as of the date hereof, have only three executive officers. We are highly dependent on the research and development, clinical and business development expertise of our Executive Chairman, Dr. Vinay Jain, as well as the other principal members of our management, scientific and clinical team. We do not maintain “key man” insurance for any of our executives or other employees.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our discovery and preclinical development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We will need to grow our organization, specifically to expand our development and regulatory capabilities, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of June 15, 2018, we had 20 full-time employees and a number of consultants. As our development and commercialization plans and strategies develop, we expect to expand our employee base for development, regulatory, managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of their attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of crenolanib and any future product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively with others in our industry will depend, in part, on our ability to effectively manage any future growth.

Risks Related to Shares of Our Class A Common Stock and This Offering

Our share price is likely to be volatile due to factors beyond our control and the market price of shares of our Class A common stock after this offering may drop below the price you pay.

You should consider an investment in shares of our Class A common stock as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. You may be unable to sell your shares of our Class A common stock at or above the public offering price due to fluctuations in the market price of our Class A common stock arising from changes in our operating performance or prospects. In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology, and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our Class A common stock to fluctuate or decrease below the price paid in this offering include:

•	results and timing of our clinical trials and clinical trials of our competitors’ products;

•	announcements of adverse events or safety issues concerning crenolanib or any future product candidate we choose to develop;

•	failure or discontinuation of any of our development programs;

•	issues in manufacturing crenolanib or any future product candidates;

•	regulatory developments or enforcement in the United States and non-U.S. countries with respect to our product candidates or our competitors’ products;

•	failure to achieve pricing and/or reimbursement;

•	competition from existing products or new products that may emerge;

•	developments or disputes concerning patents or other proprietary rights;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	changes in estimates or recommendations by securities analysts, if any cover our Class A common stock;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	public concern over our product candidates or any future approved products;

•	litigation;

•	future sales of shares of our Class A common stock;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	additions or departures of key personnel;

•	changes in the structure of healthcare payment systems in the United States or overseas;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	economic and other external factors or other disasters or crises;

•	period-to-period fluctuations in our financial condition and results of operations, including the timing of receipt of any milestone or other payments under commercialization or licensing agreements;

•	general market conditions and market conditions for biopharmaceutical stocks; and

•	overall fluctuations in U.S. equity markets.

In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit and divert the time and attention of our management, which could seriously harm our business.

Dr. Jain, our Executive Chairman, through the Continuing LLC Owner, controls the combined voting power of our common stock and as a result will be able to exercise significant control over us, and your interests may conflict with the interests of the Continuing LLC Owner.

After this offering, the Continuing LLC Owner, an entity affiliated with Dr. Jain, our Executive Chairman, will continue to own more than a majority of the voting power of our common stock as a result of its ownership of our Class B common stock, each share of which generally entitles its holder to ten votes per share, and a portion of our Class A common stock. Our Executive Chairman will be in a position to determine the outcome of decisions taken at any general meeting of stockholders. Any stockholder or group of stockholders controlling more than 50% of the votes present or represented by independent proxy and voting at our general meetings of stockholders may control any stockholder resolution requiring a simple majority, including the election of our Board of Directors, certain decisions relating to our capital structure, the approval of certain significant corporate transactions and amendments to our Certificate of Incorporation. To the extent that the interests of these stockholders may differ from the interests of our other stockholders, the latter may be disadvantaged by any action that these stockholders may seek to pursue. For example, our Executive Chairman and the Continuing LLC Owner may have a different tax position from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement that we will enter into in connection with this offering, and whether and when we should undergo certain changes of control within the meaning of the tax receivable agreement or terminate the tax receivable agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Proposed Transactions with the Continuing LLC Owner—Tax Receivable Agreement.” Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control, therefore negatively affecting the market price of our Class A common stock and making some transactions more difficult or impossible without the support of the Continuing LLC Owner.

In addition, because the Continuing LLC Owner, as the only holder of our shares of Class B common stock, is generally entitled to ten votes per share of Class B common stock on matters submitted to a vote of our stockholders, the Continuing LLC Owner will be able to control us as long as it holds at least 10% of the aggregate number of outstanding shares of our Class A common stock. The Continuing LLC Owner may not be inclined to permit us to issue additional shares of Class A common stock, including for the facilitation of acquisitions, if it would dilute its holdings below the 10% threshold.

Any potential conflict involving entities affiliated with our Executive Chairman that qualifies as a “related party transaction” (as defined in Item 404 of Regulation S-K) is subject to review by an independent committee of our Board of Directors in accordance with its corporate governance guidelines. Any other potential conflicts that arise will be addressed on a case-by-case basis, keeping in mind the applicable fiduciary duties owed by our Executive Chairman. From time to time, we may enter into transactions with entities affiliated with our Executive Chairman or other affiliates. There can be no assurance that the terms of any such transactions will be as favorable to our company as would be the case where there is no conflict.

We engage in related party transactions, which result in a conflict of interest involving our management.

We have engaged in the past, and continue to engage, in related party transactions, particularly between our company and our Executive Chairman and his affiliates. Since our founding in March 2010, we have received consulting, management, treasury, technology, human resources and other administrative services from related party companies owned or controlled our Executive Chairman. We have also entered into asset purchase and sub license transactions with an entity with the same pre-IPO stockholder ownership as us. These and other related party transactions present difficult conflicts of interest, could result in disadvantages to our company and may impair investor confidence, which could materially and adversely affect us. Related party transactions could also cause us to become materially dependent on related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of our company and our stockholders. Additional detail regarding these related party transactions, as well as our company’s policies and procedures with respect to such transactions, is included in the section entitled “Certain Relationships and Related Party Transactions” in this prospectus.

We will be a “controlled company” within the meaning of Nasdaq rules and, as a result, will be exempt from certain corporate governance requirements, which may. among other things, affect the market price our Class A common stock.

Upon completion of this offering, an entity affiliated with our Executive Chairman, Dr. Jain, will continue to hold capital stock representing a majority of our outstanding voting power. So long as this entity maintains holdings of more than 50% of the voting power of our capital stock, we will be a “controlled company” within the meaning of Nasdaq corporate governance standards. Under these standards, a company need not comply with certain corporate governance requirements, including the requirements that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and

•	our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

If we are eligible to do so following this offering, we intend to utilize these exemptions. As a result, we would not have a majority of independent directors on our Board of Directors and our compensation committee and nominating and corporate governance committee would not consist entirely of independent directors and will not be subject to annual performance evaluations. If we are no longer eligible to rely on the controlled company exception, we will comply with all applicable Nasdaq corporate governance requirements, but we will be able to rely on phase-in periods for certain of these requirements in accordance with Nasdaq rules. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all Nasdaq corporate governance requirements. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Future sales, or the possibility of future sales, of a substantial number of shares of our Class A common stock could adversely affect the price of the shares and dilute stockholders.

Future sales of a substantial number of shares of our Class A common stock, or the perception that such sales will occur, could cause a decline in the market price of our Class A common stock. After this offering, we will have outstanding shares of Class A common stock, based on            shares of Class A common stock outstanding as of            , 2018, assuming the issuance and sale of $            of shares of our Class A common stock and after giving effect to the Reorganization Transactions. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. If there are sales of substantial amounts of our Class A common stock in the public market following this offering by our existing stockholders, by persons who acquire shares in this offering or by persons that acquire shares of our Class A common stock upon the redemption or exchange of LLC Units, or the market perceives that such sales may occur, the market price of our Class A common stock and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Holders of an aggregate            of shares of our Class A common stock (including            shares of our Class A common stock issuable upon redemptions by the Continuing LLC Owner of its LLC Units for shares of our Class A common stock) have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Of the shares described herein,           shares of our Class A common stock are subject to a 180-day contractual lock-up period as described in the “Underwriting” section of this prospectus. These shares can be sold, subject to any applicable volume limitations and federal securities laws, after the expiration of or release from the 180-day lock-up period. The balance of our outstanding shares of our Class A common stock may be freely sold in the public market at any time to the extent permitted by applicable federal securities laws. See “Shares Eligible for Future Sale” and “Underwriting” for more information about the restrictions applicable to these shares.

In addition, we plan to register on a Form S-8 registration statement all shares of Class A common stock that we may issue under our equity compensation plans. As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements.

As restrictions on resale expire or as shares are registered, our share price could drop significantly if the holders of these restricted or newly registered shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and at a price that we deem appropriate.

The disparity in the voting rights among the classes of our capital stock may have a potential adverse effect on the price of our Class A common stock.

Each share of our Class A common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. The Continuing LLC Owner, as the only holder of our Class B common stock, will be generally entitled to ten votes per share of Class B common stock so long as the Continuing LLC Owner holds at least 10% of the aggregate number of outstanding shares of our Class A common stock. The voting rights of holders of Class B common stock are subject to automatic reduction to ensure such holders do not, in the aggregate and taking into account any shares of our Class A common stock then held by them, hold more than 79% of the combined voting power of our Class A and Class B common stock. The difference in voting rights could adversely affect the value of our Class A common stock by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common stock to have value.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our Class A common stock. Investors purchasing shares of our Class A common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors

purchasing shares of our Class A common stock in this offering will incur immediate dilution of $            per share, based on an initial public offering price of $            per share. Further, investors purchasing shares of our Class A common stock in this offering will contribute approximately % of the total amount invested by stockholders since our inception, but will own only approximately            % of the shares of Class A common stock outstanding after giving effect to this offering. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We have identified a material weakness in our internal controls over financial reporting for the years ended December 31, 2017 and 2016, and we may not be able to successfully maintain effective internal controls over financial reporting.

We identified a control deficiency in our financial reporting process that constituted a material weakness for the years ended December 31, 2017 and 2016. The material weakness relates to the ineffective design of information technology controls related to our accounting system and the ineffective design of management review controls related to the review and approval process for journal entries, each of which comprises part of our system of internal control over financial reporting and is relevant to the preparation of our consolidated financial statements.

We are developing and implementing a remediation plan designed to address this material weakness. For example, we have begun to conduct a systematic review of our information technology controls and plan to implement control procedures related to the approval of journal entries. We believe that these actions will remediate the identified material weakness. However, our actions may prove to be insufficient, and we may suffer from other material weaknesses in the future. If we fail to maintain effective internal control over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our common stock. Additionally, failure to maintain effective internal control over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, which means the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes Oxley;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	providing only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have provided only two years of audited financial statements and have not included all of the executive compensation information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

An active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your Class A common stock at or above the public offering price.

Prior to this offering, there has been no public market for shares of our Class A common stock, and an active public market for our shares may not develop or be sustained after this offering. We and the representatives of the underwriters have determined the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies or in-license new product candidates using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our amended and restated certificate of incorporation designates a state or federal court located within the state of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, a state or federal court located within the state of Delaware will be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Delaware court having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We currently intend to retain our future earnings, if any, to fund the development and growth of our businesses. As a result, capital appreciation, if any, of shares of our Class A common stock will be your sole source of gain on your investment for the foreseeable future. Investors seeking cash dividends should not invest in shares of our Class A common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated by-laws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified Board of Directors, a prohibition on actions by written consent of our stockholders and the ability of our Board of Directors to issue preferred stock without stockholder approval. In addition, an entity affiliated with our Executive Chairman, Dr. Jain, will continue to own shares of our Class A and Class B common stock representing more than 50% of the voting power of our Class A common stock after this offering and this concentration of ownership may have the effect of delaying or preventing a change in control. See “—Dr. Jain, our Executive Chairman, through the Continuing LLC Owner, controls the combined voting power of our common stock and as a result will be able to exercise significant control over us, and your interests may conflict with the interests of the Continuing LLC Owner” for more information about the effects of this ownership.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the DGCL which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirors to negotiate with our Board of Directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we plan to enter into with our directors and officers provide that:

•	we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

•	the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our amended and restated certificate of incorporation that we will enter into in connection with this offering, none of our directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. In addition, our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director of our shareholder or its affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to our shareholder or its affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to our shareholder or its affiliates. For instance, a director of our company who also serves as a director, officer or employee of our shareholder of any of its affiliates, may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us.

Special Note Regarding Forward-Looking Statements

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

These factors include without limitation:

•	our substantial dependence on crenolanib, which has only completed early-stage clinical trials, and the risk that we may ultimately not be able to obtain regulatory approvals for the commercialization of crenolanib;

•	the chance that clinical trials for crenolanib or any future product candidates may be prolonged, delayed or stopped, and the chance that we may be unable to obtain regulatory approval and commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any product revenue;

•	the chance that even if crenolanib or a future product candidate obtain regulatory approval, they will be subject to expensive ongoing obligations and continual regulatory review;

•	the uncertainty that we may not be successful in our efforts to develop crenolanib for multiple cancer indications;

•	the chance that crenolanib or a future product candidate may have serious adverse, undesirable or unacceptable side effects which may delay or prevent marketing approval, and the possibility that if such side effects are identified during the development of a product candidate or following approval, if any, we may need to abandon our development of such product candidate, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any;

•	our being subject to manufacturing risks that could substantially increase our costs and limit supply of our products;

•	the fact that we face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than crenolanib or future product candidates, our commercial opportunities will be negatively impacted;

•	our limited operating history and the fact that we have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future;

•	the fact that we have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales and may never achieve or sustain profitability;

•	our need for substantial additional funding, which may not be available to us on acceptable terms, or at all, which, if not available, may require us to delay, scale back, or cease our product development programs or operations;

•	the chance that raising additional capital may cause dilution to our stockholders, including purchasers of shares of our Class A common stock in this offering and may restrict our operations or require us to relinquish substantial rights;

•	our reliance on related party CROs and the possibility that we may engage independent CROs in the future who may not devote sufficient time or attention to our clinical trials;

•	our dependence on third parties for the manufacture of crenolanib and any future product candidates for clinical testing and the fact that this reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts;

•	the risk that we may be unable to obtain and enforce patent protection for crenolanib or future product candidates;

•	the chance that we may become involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful;

•	the fact that our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties;

•	the chance that we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties, and the possibility that we could lose license rights that are important to our business;

•	the fact that we are a holding company with no operations and will rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends;

•	the chance that we may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities which may adversely affect our business and financial condition;

•	our dependence on our Executive Chairman, and the fact that our future success depends on our ability to retain key executives and recruit additional qualified personnel;

•	the fact that we engage in related party transactions, which result in a conflict of interest involving our management;

•	our status as a “controlled company” within the meaning of Nasdaq rules and, as a result, will be exempt from certain corporate governance requirements;

•	the chance that the disparity in the voting rights among the classes of our capital stock may have a potential adverse effect on the price of our Class A common stock;

•	the fact that we are an “emerging growth company,” and the chance that the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors; and

•	other risks described in the “Risk Factors” section of this prospectus.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

Organizational Structure

Organizational Structure Prior to This Offering

The following diagram depicts our organizational structure prior to the Reorganization Transactions.

Organizational Structure Following This Offering

The diagram below depicts our organizational structure immediately following this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Immediately following this offering, Arog Pharmaceuticals Holdings, Inc. will be a holding company, and its principal asset will be a controlling equity interest in Arog Pharmaceuticals LLC. As the sole managing member of Arog Pharmaceuticals LLC, Arog Pharmaceuticals Holdings, Inc. will operate and control all of the business and affairs of Arog Pharmaceuticals LLC and, through Arog Pharmaceuticals LLC, conduct our business. We will include Arog Pharmaceuticals LLC in our consolidated financial statements and will report a noncontrolling interest related to the LLC Units held by the Continuing LLC Owner on our consolidated financial statements.

Our post-offering organizational structure will allow the Continuing LLC Owner to retain a portion of its equity ownership in Arog Pharmaceuticals LLC, an entity that will be classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors participating in this offering will, by contrast, hold equity in Arog Pharmaceuticals Holdings, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock. We believe that the Continuing LLC Owner generally finds it advantageous to hold a portion of its equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. The Continuing LLC Owner and Arog Pharmaceuticals Holdings, Inc. will incur U.S. federal, state and local income taxes on their allocable share of any taxable income of Arog Pharmaceuticals LLC as calculated pursuant to the New LLC Agreement.

As described below, the Continuing LLC Owner will also hold a number of shares of our Class B common stock equal to the number of LLC Units held by it and, from time to time, may hold shares of our Class A common stock. Although shares of our Class B common stock have no economic rights, they will allow the Continuing LLC Owner to directly exercise voting power at Arog Pharmaceuticals Holdings, Inc., which will be the managing member of Arog Pharmaceuticals LLC. Under our amended and restated certificate of incorporation, each share of Class B common stock is generally entitled to ten votes so long as the Substantial Ownership Requirement is satisfied. Upon the completion of this offering, the Continuing LLC Owner (or certain permitted transferees) will have, at all times while it continues to beneficially own shares of Class B common stock constituting at least 10% of the aggregate number of outstanding shares of our common stock, at least a majority of the combined voting power of our common stock through its ownership of all of our Class B common stock and, subject to certain exceptions, will control any action requiring the general approval of our stockholders, including the election of our Board of Directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of us or substantially all of our assets. When an LLC Unit held by the Continuing LLC Owner is redeemed or exchanged (which we would generally expect to occur in connection with a sale or other transfer), a corresponding share of Class B common stock held by the Continuing LLC Owner will be canceled. Shares of Class B common stock are not transferable except together with the transfer of an equal number of LLC Units.

Incorporation of the Issuer

Arog Pharmaceuticals Holdings, Inc. was incorporated in the State of Delaware on June 4, 2018. Except in connection with its incorporation and in connection with the transactions described below under “Reorganization Transactions,” Arog Pharmaceuticals Holdings, Inc. has not, and will not, engage in any business or other activities prior to this offering. Arog Pharmaceuticals Holdings, Inc.’s amended and restated certificate of incorporation will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Immediately following the completion of this offering, the Continuing LLC Owner will hold a number of shares of our Class B common stock equal to the number of LLC Units held by it, each share of which provides its holder with no economic rights but entitles the holder to vote on matters presented to our stockholders, as described in “Description of Capital Stock—Class B Common Stock.” Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Reorganization Transactions

The transfer of all of the stock of Arog Pharmaceuticals, Inc. to the Continuing LLC Owner, the conversion of Arog Pharmaceuticals, Inc. into a Delaware limited liability company, the amendment to the limited liability company agreement of Arog Pharmaceuticals LLC, the Contribution (as defined below) and the entry into the tax receivable agreement, all described below, are collectively referred to as the “Reorganization Transactions.”

Transfer to the Continuing LLC Owner and Conversion of Arog Pharmaceuticals, Inc.

Before the completion of this offering, the current stockholders of Arog Pharmaceuticals, Inc. will contribute all of the outstanding shares of capital stock of Arog Pharmaceuticals, Inc. to the Continuing LLC Owner in exchange for shares of the capital stock of the Continuing LLC Owner. Immediately thereafter, Arog Pharmaceuticals, Inc. will convert into a Delaware limited liability company, Arog Pharmaceuticals LLC.

Amendment of the Limited Liability Company Agreement of Arog Pharmaceuticals LLC

After the conversion of Arog Pharmaceuticals, Inc. into Arog Pharmaceuticals LLC, but before the completion of this offering, the limited liability company agreement of Arog Pharmaceuticals LLC will be amended and restated to, among other things, appoint Arog Pharmaceuticals Holdings, Inc. as its sole managing member and reclassify its outstanding limited liability company units as non-voting units. We refer to such units as the “LLC Units.” We refer to the limited liability company agreement of Arog Pharmaceuticals LLC, as in effect at the time of this offering, as the “New LLC Agreement.”

As the sole managing member of Arog Pharmaceuticals LLC, Arog Pharmaceuticals Holdings, Inc. will have the right to determine when distributions will be made to the unit holders of Arog Pharmaceuticals LLC and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If Arog Pharmaceuticals Holdings, Inc. authorizes a distribution, such distribution will be made to the holders of LLC Units, including Arog Pharmaceuticals Holdings, Inc., pro rata in accordance with their respective ownership interests in Arog Pharmaceuticals LLC, provided that Arog Pharmaceuticals Holdings, Inc., as sole managing member, will be entitled to non-pro rata distributions for certain fees and expenses incurred by it. See “Certain Relationships and Related Party Transactions—Proposed Transactions with the Continuing LLC Owner—Amended and Restated Limited Liability Company Agreement of Arog Pharmaceuticals LLC.”

Under the New LLC Agreement, the Continuing LLC Owner will have the right, from and after the completion of this offering (subject to the terms of the New LLC Agreement), to require Arog Pharmaceuticals LLC to redeem all or a portion of its LLC Units for newly issued shares of Class A common stock on a on a one-for-one basis or, at our election, cash of equivalent value. Additionally, in the event of a redemption request by the Continuing LLC Owner, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be canceled on a one-for-one basis if we redeem or exchange LLC Units of the Continuing LLC Owner pursuant to the terms of the New LLC Agreement. See “Certain Relationships and Related Party Transactions—Proposed Transactions with the Continuing LLC Owner—Amended and Restated Limited Liability Company Agreement of Arog Pharmaceuticals LLC.” Except for transfers to us pursuant to the New LLC Agreement or to certain permitted transferees, the Continuing LLC Owner is not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Upon the consummation of this offering, Arog Pharmaceuticals Holdings, Inc. will be a holding company and its principal asset will be a controlling equity interest in Arog Pharmaceuticals LLC. As such, Arog Pharmaceuticals Holdings, Inc. will have no independent means of generating revenue. Arog Pharmaceuticals LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units, including Arog Pharmaceuticals Holdings, Inc.. Accordingly, Arog Pharmaceuticals Holdings, Inc. will incur income taxes on its allocable share of any net taxable income of Arog Pharmaceuticals LLC, will incur payment obligations under the tax receivable agreement, as described below, and will also incur expenses related to Arog Pharmaceuticals Holdings, Inc.’s operations. Pursuant to the New LLC Agreement, Arog Pharmaceuticals LLC will make pro rata cash distributions to the holders of LLC Units, calculated using an assumed tax rate, to help fund their (or their investors’) tax obligations in respect of the taxable income of Arog Pharmaceuticals LLC that is allocated to them. Generally, these tax distributions will be computed based on an assumed income tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of Texas (taking into account the non-deductibility of certain expenses and the character of our income). Arog Pharmaceuticals LLC will make tax distributions pro rata in accordance with LLC Unit ownership. In addition to tax expenses, Arog Pharmaceuticals Holdings, Inc. also will incur expenses related to the operations of Arog Pharmaceuticals LLC, which may be significant. We intend to cause Arog Pharmaceuticals LLC to make distributions or, in the case of certain expenses, payments, in an amount sufficient to allow us to pay our taxes and operating expenses.

As a result of (i) potential differences in the amount of net taxable income allocable to us and the Continuing LLC Owner, (ii) the lower tax rate applicable to corporations than individuals and (iii) the favorable tax benefits that we anticipate receiving from (a) acquisitions of interests in Arog Pharmaceuticals LLC in connection with future taxable redemptions or exchanges of LLC Units for shares of our Class A common stock and (b) payments under the tax receivable agreement, we expect that the tax distributions we receive will be in amounts that exceed our tax liabilities and obligations to make payments under the tax receivable agreement. Our Board of Directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, the payment of obligations under the tax receivable agreement and the payment of other expenses. We intend to take steps to eliminate any material cash balances, which could include distributing such excess cash as dividends, reinvesting such cash balances in Arog Pharmaceuticals LLC in exchange for additional LLC Units (with an accompanying stock dividend with respect to our Class A common stock) or using such cash balances to effect buybacks of shares of our Class A common stock (with an accompanying conversion rate adjustment with respect to the redemption or exchange of LLC Units by the Continuing LLC Owner), but we will have no obligation to take any such steps. No adjustments to the redemption or exchange ratio of LLC Units for shares of Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our shareholders. To the extent that we do not take such steps and instead, for example, hold such cash balances or lend them to Arog Pharmaceuticals LLC, the Continuing LLC Owner would benefit from any value attributable to such cash balances as a result of its ownership of Class A common stock following a redemption or exchange of its LLC Units.

Contribution

In connection with this offering, pursuant to the Contribution Agreement, the Continuing LLC Owner will transfer            LLC Units held by it to Arog Pharmaceuticals Holdings, Inc. in exchange for             shares of our Class A common stock, or the Contribution.

Tax Receivable Agreement

Future taxable redemptions or exchanges by the Continuing LLC Owner of LLC Units for shares of our Class A common stock are expected to result in tax basis adjustments to the assets of Arog Pharmaceuticals LLC that will be allocated to us and thus produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. The anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into a tax receivable agreement with the Continuing LLC Owner that will provide for the payment by us to the Continuing LLC Owner of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Arog Pharmaceuticals Holdings, Inc.’s assets (including its share of the assets of Arog Pharmaceuticals LLC) resulting from (a) the purchase of LLC Units from the Continuing LLC Owner using the net proceeds from any future offering, (b) redemptions or exchanges by the Continuing LLC Owner of LLC Units for shares of our Class A common stock or (c) payments under the tax receivable agreement and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. This is a payment obligation of us and not of Arog Pharmaceuticals LLC.

Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreement, the Continuing LLC Owner will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Continuing LLC Owner will be netted against future payments otherwise to be made under the tax receivable agreement, if any, after our determination of such excess. In addition, if we experience a change of control (as defined under the tax receivable agreement, which includes certain mergers, asset sales and other forms of business combinations) or the tax receivable agreement otherwise terminates early (at our election or a result of our breach), we could be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the tax receivable agreement (determined by applying a discount rate equal to            ). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the tax receivable agreement, including (i) that we have sufficient taxable income to fully utilize the tax benefits covered by the tax receivable agreement and (ii) any LLC Units (other than those held by us) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payments relate. As a result, in such circumstances we could make future payments to the Continuing LLC Owner under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. See “Risk Factors—Risks Related to Our Organization and Structure.”

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with the Continuing LLC Owner to register for sale under the Securities Act shares of our Class A common stock, including those delivered in redemption of or exchange for LLC Units in the circumstances described above. Subject to certain conditions and limitations, this agreement will provide the Continuing LLC Owner with certain registration rights as described below. An aggregate of shares of Class A common stock, including such shares reserved for potential exchange in the future for LLC Units, will be entitled to these registration rights.

Demand registration rights

At any time after the completion of this offering, the Continuing LLC Owner will have the right to demand that we file up to two registration statements on Form S-1. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to use reasonable best efforts to effect the registration within 180 days.

Piggyback registration rights

At any time after the completion of this offering, if we propose to register any shares of our equity securities under the Securities Act either for our own account or for the account of any other person, then the Continuing LLC Owner will be entitled to notice of the registration and will be entitled to include its shares of Class A common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances.

Shelf registration rights

At any time after we become eligible to file a registration statement on Form S-3, the Continuing LLC Owner will be entitled to have its shares of Class A common stock registered by us on a Form S-3 registration statement at our expense. These shelf registration rights are subject to specified conditions and limitations.

Expenses and indemnification

We will pay all expenses relating to any demand, piggyback or shelf registration, other than underwriting discounts and commissions and any transfer taxes, subject to specified conditions and limitations. The registration rights agreement will include customary indemnification provisions, including indemnification of the participating holders of shares of Class A common stock and their directors, officers and employees by us for any losses, claims, damages or liabilities in respect thereof and expenses to which such holders may become subject under the Securities Act, state law or otherwise.

Termination of registration rights

The registration rights granted under the registration rights agreement will terminate upon the date the holders of shares that are a party thereto no longer hold any such shares that are entitled to registration rights.

This Offering

We intend to use all of the proceeds we receive from this offering to purchase newly issued LLC Units from Arog Pharmaceuticals LLC at a purchase price per LLC Unit equal to the net purchase price per Class A share in this offering. Arog Pharmaceuticals LLC will bear, or reimburse us for, all of the expenses of this offering. After giving effect to our purchase of LLC Units using the proceeds from this offering, there will be LLC Units outstanding (or LLC Units outstanding, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and we will own a number of such LLC Units equal to the number of outstanding shares of our Class A common stock. Accordingly, following this offering, we will hold one LLC Unit for every share of Class A common stock outstanding, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage ownership in Arog Pharmaceuticals LLC as a single LLC Unit.

Upon completion of the Reorganization Transactions and this offering:

•	our Class A common stock will be held as follows:

•	shares, corresponding to LLC Units held by us (or shares, corresponding to LLC Units held by us, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), by investors in this offering;

•	shares, corresponding to LLC Units held by us, by the Continuing LLC Owner;

•	our Class B common stock will be held as follows:

•	shares by the Continuing LLC Owner (corresponding to LLC Units held by the Continuing LLC Owner);

•	the combined voting power in Arog Pharmaceuticals Holdings, Inc. will be as follows:

•	% for investors in this offering (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	% for the Continuing LLC Owner (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $            million, or approximately $             million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $             per share of Class A common stock (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, net proceeds from this offering by approximately $ million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares of Class A common stock sold in this offering would increase or decrease, as applicable, net proceeds from this offering by approximately $             million, based on an assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The net proceeds from this offering will be used to purchase LLC Units from Arog Pharmaceuticals LLC at a price per LLC Unit equal to the public offering price per share of our Class A common stock, less the underwriting discounts and commissions, as described under “Organizational Structure—Reorganization Transactions.” We intend to cause Arog Pharmaceuticals LLC to bear all of the expenses of this offering.

The proceeds from this offering will then be used to provide funding for the development of our sole product candidate, crenolanib, across multiple cancer indications, and to repay outstanding indebtedness. In particular, we currently expect to cause Arog Pharmaceuticals LLC to use the net proceeds from this offering to further develop crenolanib as follows:

•	approximately $ million for our Phase III clinical trial in relapsed or refractory FLT3-mutated AML patients as a second or third line treatment;

•	approximately $ million for our Phase III clinical trial in newly diagnosed FLT3-mutated AML patients as a first line treatment;

•	approximately $ million for solid tumors in GIST, glioma and gastric indications, including trials, drug manufacturing and internal personnel costs; and

•	approximately $ million to repay amounts outstanding under our Related Party Demand Notes with Jain Investments.

We expect to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes, which may include funding for the hiring of additional personnel, capital expenditures and the costs of operating as a public company.

Based on our current plans, we believe our cash and cash equivalents, together with the net proceeds to us from this offering, will be sufficient to fund our anticipated operating requirements through .

Although we currently anticipate that we will use the net proceeds from this offering as described above, due to the uncertainties inherent in the clinical development and regulatory approval process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes, and, as a result, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the time and cost necessary to implement our anticipated Phase III pivotal clinical trials of crenolanib, as well as our other planned clinical trials, our ability to obtain regulatory approval for and subsequently commercialize crenolanib or any other product candidates we develop, the time and cost necessary to develop clinical supplies and a commercial-scale manufacturing process for crenolanib, our sales and marketing and commercialization efforts, demand for our drugs, our operating costs and the other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

The Related Party Demand Notes to be repaid with the net proceeds of this offering comprise amounts outstanding under our loan agreements with Jain Investments, dated September 8, 2017, or the 2017 Agreement,and April 11, 2018, as amended, or the 2018 Agreement. Amounts drawn to date under the 2017 Agreement bear simple interest at a rate equal to 2.58% per annum, with a final maturity of September 8, 2027. Amounts drawn to date under the 2018 Agreement bear simple interest at a rate equal to 3.04% per annum, with a final maturity of April 11, 2028. The proceeds from borrowings under both the 2017 Agreement and the 2018 Agreement have been used for working capital.

Although we may use a portion of the net proceeds of this offering for the acquisition or licensing, as the case may be, of additional technologies, other assets or businesses, or for other strategic investments or opportunities, we have no current understandings, agreements or commitments to do so.

Pending specific application of these proceeds, we expect to invest them primarily in short term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

Dividend Policy

We do not intend to pay dividends on our Class A common stock in the foreseeable future. Immediately following this offering, Arog Pharmaceuticals Holdings, Inc. will be a holding company, and its principal asset will be a controlling equity interest in Arog Pharmaceuticals LLC. We currently anticipate that we will retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Any future determination to pay dividends will be made at the discretion of our Board of Directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our Board of Directors. Investors should not purchase our common stock with the expectation of receiving cash dividends. If, however, Arog Pharmaceuticals Holdings, Inc. decides to pay a dividend in the future, it would need to cause Arog Pharmaceuticals LLC to make distributions to Arog Pharmaceuticals Holdings, Inc. in an amount sufficient to cover such dividend. If Arog Pharmaceuticals LLC makes such distributions to Arog Pharmaceuticals Holdings, Inc., the other holders of LLC Units will be entitled to receive pro rata distributions.

Additionally, Arog Pharmaceuticals LLC is generally prohibited under Delaware law from making a distribution to unit holders (including us) to the extent that, at the time of the distribution, after giving effect to the distribution, the liabilities of Arog Pharmaceuticals LLC (with certain exceptions) would exceed the fair value of its assets.

Capitalization

The following table sets forth the cash, cash equivalents and capitalization as of December 31, 2017:

•	of Arog Pharmaceuticals, Inc. on a historical basis;

•	of Arog Pharmaceuticals Holdings, Inc. on a pro forma basis to give effect to the Reorganization Transactions as more fully described under “Organizational Structure—Reorganization Transactions”; and

•	of Arog Pharmaceuticals Holdings, Inc. on a pro forma as adjusted basis to give effect to the sale by Arog Pharmaceuticals Holdings, Inc. of shares of Class A common stock in this offering and the application of the net proceeds received by us from this offering as described in “Use of Proceeds,” including the repayment of amounts outstanding under the Related Party Demand Notes, based on an assumed initial public offering price of $ per share, (the midpoint of the range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read this information together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Organizational Structure,” “Use of Proceeds,” “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2017
	(in thousands)

	Historical	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$113	$	$
Debt:
Related Party Demand Notes	$2,012	$	$
Equity:
Preferred stock, $0.0001 par value per share, shares authorized, no shares outstanding historical, shares outstanding pro forma and shares outstanding pro forma as adjusted	-
Class A common stock, $0.0001 par value per share, shares authorized, shares outstanding historical, shares outstanding pro forma and shares outstanding pro forma as adjusted	-
Class B common stock, $0.0001 par value per share, shares authorized, shares outstanding historical, shares outstanding pro forma and shares outstanding pro forma as adjusted	-
Additional paid-in capital	21,170
Contributed services by related parties	12,780
Accumulated deficit	(37,036)
Total members’/stockholders’ (deficit) equity	(3,086)
Total equity	(3,086)
Total capitalization	$(1,074)	$	$

(1) Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the amount of cash and cash equivalents, additional paid in capital, total equity and total capitalization from this offering by approximately $ million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares of Class A common stock sold in this offering would increase or decrease, as applicable, the amount of cash and cash equivalents, additional paid in capital, total equity and total capitalization by approximately $ million, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the amount per share paid by the purchasers of shares of Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock after the completion of this offering.

Our pro forma net tangible book value as of December 31, 2017 was $        or $        per share of Class A common stock. Pro forma net tangible book value per share represents total tangible assets, less total liabilities, divided by the aggregate number of shares of Class A common stock outstanding prior to the completion of this offering, after giving effect to:

(i)       the Reorganization Transactions described under “Organizational Structure,” and

(ii)       the transfer of LLC Units by the Continuing LLC Owner to Arog Pharmaceuticals Holdings, Inc. in exchange for shares of our Class A common stock,

but without giving effect to the sale by us of shares of Class A common stock in this offering and the receipt and application of the net proceeds from this offering as described in “Use of Proceeds.”

After giving effect to the sale by us of the         shares of Class A common stock in this offering, at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been $         or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value to existing stockholders of $         per share and an immediate dilution to new investors of $         per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of Class A common stock sold in this offering and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value/deficit per share of Class A common stock as of December 31, 2017, without giving effect to the offering	$
Increase in pro forma net tangible book value per share of Class A common stock attributable to new investors
Pro forma net tangible book value per share of Class A common stock as of December 31, 2017 after giving effect to this offering and the application of the net proceeds
Dilution in pro forma net tangible book value per share of Class A common stock to new investors in this offering		$

A $1.00 increase (decrease) in the assumed public offering price of $        per share of Class A common stock, the midpoint of the price range on the cover of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $         million, our pro forma as adjusted net tangible book value per share after this offering by $         per share of Class A common stock, and the dilution in pro forma as adjusted net tangible book value to new investors in this offering by $         per share of Class A common stock, assuming the number of shares on the cover of this prospectus remains the same. Similarly, each increase or decrease of 1,000,000 shares of Class A common stock sold in this offering would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is fully exercised, the pro forma as adjusted net tangible book value per share after this offering as of December 31, 2017, would be approximately $         per share of Class A common stock and the dilution to new investors per share in this offering would be $         per share of Class A common stock.

The following table sets forth, on a pro forma basis, as of December 31, 2017, the number of shares of Class A common stock purchased from Arog Pharmaceuticals Holdings, Inc., the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed

initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing owner	0	0%	$0	0%	0
New investors
Total		100%		$100%

Upon completion of this offering, our existing owner will own %, and new investors will own % of the total number of shares of common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, our existing owner would own %, and new investors would own %, of the total number of shares of common stock outstanding after this offering.

The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares.

UNAUDITED Pro Forma Financial Information

The following unaudited pro forma consolidated statement of operations for the fiscal year ended December 31, 2017 and the pro forma consolidated balance sheet as of December 31, 2017 reflect our unaudited pro forma financial condition and results of operations after giving effect to the Reorganization Transactions and the net proceeds from the issuance of the Class A Ordinary Shares offered hereby and the application of the net proceeds received by us from this offering. The unaudited pro forma financial information presented assumes no exercise by the underwriters of their option to purchase additional Class A Ordinary Shares.

The unaudited pro forma consolidated financial information is presented for informational purposes only and should not be considered indicative of the actual financial position or results of operations that would have been achieved had the Reorganization Transactions and this offering been consummated on the dates indicated, and does not purport to be indicative of the financial condition or results of operations as of any future date or for any future period. You should read our unaudited pro forma consolidated financial information and the accompanying notes in conjunction with the historical financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in the sections entitled “Risk Factors,” “Selected Historical Financial Data,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Arog Pharmaceuticals Holdings, Inc. Unaudited pro forma consolidated statement of operations for the year ended December 31, 2017
	Arog Pharmaceuticals, Inc. historical, for the year ended December 31, 2017	Reorganization Transaction adjustments	Pro forma for Reorganization Transactions, before this offering	Pro forma as adjusted, after this offering
	(in thousands, except per share data)

Statements of Operations Data
Operating expenses:
Research and development	$10,038
General and administrative	1,520
Total operating expenses	11,558
Other (income) expense:
Interest expense	29
Total other expense	29
Net loss	$(11,587)
Net loss per common share–basic and diluted	(3.58)
Weighted average common shares outstanding–basic and diluted	$3,240,266

	Arog Pharmaceuticals Holdings, Inc. Unaudited pro forma consolidated balance sheet as of December 31, 2017
	Arog Pharmaceuticals, Inc. historical, as of December 31, 2017	Reorganization Transaction adjustments	Pro forma for Reorganization Transactions, before this offering	Pro forma as adjusted, after this offering
	(in thousands, except per share data)
Balance Sheet Data
Cash and cash equivalents	$113
Total assets	293
Related party demand notes	2,012
Accumulated deficit	(37,036)
Total stockholders’ equity (deficit)	(3,086)

Selected Historical Financial Data

The following tables present selected historical financial data of Arog Pharmaceuticals, Inc. for the periods presented. Arog Pharmaceuticals Holdings, Inc. was formed as a Delaware corporation on June 4, 2018 and has not conducted any activities other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

The statements of operations data for the years ended December 31, 2017 and 2016 and balance sheet data as of December 31, 2017 and 2016 are derived from, and qualified by reference to, the audited consolidated financial statements of Arog Pharmaceuticals, Inc. included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto.

The selected historical financial data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes thereto included elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

The financial statements of Arog Pharmaceuticals Holdings, Inc. have not been presented below as it is a newly incorporated entity, has nominal capitalization, had no business transactions or activities to date and had no assets or liabilities during the periods presented below. Arog Pharmaceuticals, Inc. will be considered the predecessor of Arog Pharmaceuticals Holdings, Inc. for accounting purposes and the financial statements of Arog Pharmaceuticals, Inc. will be the historical financial statements of Arog Pharmaceuticals Holdings, Inc. following this offering.

	Year Ended December 31,
	2017	2016
	(in thousands, except per share data)

Statements of Operations Data
Operating expenses:
Research and development	$10,038	$10,509
General and administrative	1,520	1,388
Total operating expenses	11,558	11,897
Other (income) expense:
Interest Expense	29	164
Total other expense	29	164
Net loss	$(11,587)	$(12,061)
Net loss per common share–basic and diluted	$(3.58)	$(3.80)
Weighted average common shares outstanding–basic and diluted	3,240,266	3,177,250

	As of December 31,
	2017	2016
	(in thousands)

Balance Sheet Data
Cash and cash equivalents	$113	$744
Total assets	293	1,008
Accumulated deficit	(37,036)	(25,449)
Total stockholders’ equity (deficit)	(3,086)	(8,160)

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the information under “Selected Historical Financial Data” and our audited and unaudited financial statements, including the notes thereto, included in this prospectus. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” and elsewhere in this prospectus. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our fiscal year ends December 31.

Overview

We are a late-stage biopharmaceutical company dedicated to improving the lives of cancer patients by developing crenolanib in indications with high unmet need. Crenolanib is an orally administered, highly potent and selective, mutation-resistant pan-FLT3 inhibitor. To date, crenolanib has been evaluated in over 400 patients across 19 completed or ongoing clinical trials. Our vision is to prolong the lives of cancer patients by advancing crenolanib in combination with standard of care chemotherapies as well as emerging therapies that offer the potential for synergistic treatment effects. In certain diseases which currently have no approved targeted treatments, crenolanib is being evaluated as monotherapy.

We have incurred significant losses since our inception. For the years ended December 31, 2017 and 2016, we incurred net losses of approximately $11.6 million and $12.1 million, respectively. As of December 31, 2017, our accumulated deficit was approximately $37.0 million. In addition, for the years ended December 31, 2017 and 2016, we had negative cash flows from operations of approximately $5.6 million and $4.2 million, respectively. Our losses have resulted principally from expenses incurred in research and development of crenolanib, our sole product candidate. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, crenolanib and any future product candidates we choose to develop, and prepare for and begin to commercialize any approved products, and add infrastructure and personnel to support our product development efforts and operations as a public company.

Our profitability is dependent upon the successful development, approval and commercialization of crenolanib and achieving a level of revenues adequate to support our cost structure. We may not be successful in the development of crenolanib, and we may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital resources. We have funded our operations to date on an as-needed basis through financing activities consisting primarily of the purchase of equity securities by, the issuance of certain debt securities to and the entry into lines of credit with, certain entities controlled by our Executive Chairman. These and other affiliated entities have also contributed certain services to us at no cost.

We will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. In addition, upon the completion of this offering we expect to incur additional costs associated with operating as a public company. We also do not yet have a sales organization or commercial infrastructure and, accordingly, we will incur significant expenses to develop a sales organization or commercial infrastructure in advance of generating any commercial product sales. As a result, we will need substantial additional capital to support our operating activities. We intend to fund future operations through future equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurances that such financing will be available to us on satisfactory terms, or at all. Based on our current operating plan, our existing working capital, together with the net proceeds of this offering, are expected to be sufficient to fund our operations into . See “—Liquidity and Capital Resources—Sources of Liquidity” for more information.

We rely on certain related parties, including Jain Investments, LLC and DAVA Oncology, LP (dba DAVA CRO Services), or Dava. We rely on Dava to conduct our clinical trials and also to assist us in the collection and analysis of data. See “—Related Party Transactions—DAVA Oncology, LP” for more information. On June 12, 2018, we entered into a master services agreement with Dava for certain trial acceleration services, oncology meeting innovation series, CRO services and other oncology drug development products and services.

We are contractually obligated to pay milestones and royalties on future revenues derived from crenolanib. See “—Pfizer Inc. License Agreement” for more information.

Arog Pharmaceuticals, Inc., the entity which has owned all of our operating assets and substantially all of our business since its inception on March 29, 2010, was originally formed as a Delaware limited liability company and subsequently was converted into a Delaware corporation on September 13, 2014. In connection with the Reorganization Transactions (as defined herein) which will occur prior to the completion of this offering, Arog Pharmaceuticals, Inc. will convert into a Delaware limited liability company (again named Arog Pharmaceuticals LLC). The financial statements of Arog Pharmaceuticals, Inc. included in this prospectus reflect its results through December 31, 2017. The financial results of Arog Pharmaceuticals LLC will be consolidated in the financial statements of Arog Pharmaceuticals Holdings, Inc. following this offering. Accordingly, unless otherwise indicated, the financial information described in this prospectus, including in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, represents the historical financial information of Arog Pharmaceuticals, Inc.

Effects of the Reorganization Transactions

Arog Pharmaceuticals Holdings, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will be conducted through Arog Pharmaceuticals LLC, and the financial results of Arog Pharmaceuticals LLC will be consolidated in our financial statements. Arog Pharmaceuticals Holdings, Inc. will be a holding company whose principal asset will be common units in Arog Pharmaceuticals LLC, or LLC Units. For more information regarding the offering reorganization and our holding company structure, see “Organizational Structure.” We expect that future exchanges of LLC Units of Arog Pharmaceuticals LLC for shares of our Class A common stock will result in increases in the tax basis in our share of the tangible and intangible assets of Arog Pharmaceuticals LLC. We expect that these increases in the tax basis, which would not have been available but for our new holding company structure, will reduce the amount of tax that we would otherwise be required to pay in the future. See “Organizational Structure” for more information.

Arog Pharmaceuticals LLC will be taxed as a partnership for federal income tax purposes and, as a result, the members of Arog Pharmaceuticals LLC will pay taxes with respect to their allocable shares of its net taxable income. All of the earnings of Arog Pharmaceuticals Holdings, Inc. will be subject to federal income taxation.

Pfizer Inc. License Agreement

In April 2010, we entered into a license agreement with Pfizer, which we refer to as the Pfizer License Agreement, pursuant to which Pfizer granted to us an exclusive, worldwide and sublicensable license to Pfizer’s and OSI Pharmaceuticals, Inc.’s jointly owned rights in certain patents. The licensed patents rights are directed to a suite of benzimaidazole-based tyrosine kinase inhibitors, including our sole product candidate crenolanib. Pursuant to the Pfizer License Agreement, we must use commercially reasonable efforts to develop and commercialize the licensed products at our sole expense.

Upon execution of the Pfizer License Agreement, we paid to Pfizer an upfront license fee in the low seven figures. We also are required to pay three payments triggered upon certain commercialization milestones that total $12.5 million in the aggregate. Once a licensed product is commercialized, Pfizer is entitled to a percentage of royalties in the low teens based on net sales of licensed products by us, our affiliates and our sublicensees. The royalty percentage for net sales of a licensed product in the United States will decrease to a high single digit percentage upon the expiration or abandonment of the last valid licensed U.S. patent claim covering the licensed product. See “Business—License Agreements—Pfizer Inc. License Agreement.”

Related Party Transactions

Since our inception in March 2010, we have received consulting, management and administrative services from companies owned or controlled by our Executive Chairman. The following is a description of each of these companies and the relationships they have had with us:

DAVA Oncology, LP

Dava has been in business since April 2007 providing clinical trial acceleration services to pharmaceutical/biotech companies and other contract research organizations, or CROs. Since our formation in 2010, Dava has been the CRO for all of our clinical trials and Dava has provided us additional clinical development services. To reflect the historical value of the services Dava provided to us, we engaged a third-party valuation firm to estimate the fair market value cost of the services provided to us by Dava for the years ended December 31, 2017 and 2016. These services have been accounted for as contributed services by related parties on our balance sheet and statement of stockholders’ equity as we paid no cash to Dava. Dava services have been accounted for as Research and Development expenses on our profit and loss statement.

On June 12, 2018, we entered into a master services agreement with Dava for certain CRO services and other oncology drug development products and services. We intend to utilize Dava for all future clinical trial acceleration services, especially CRO services, given Dava’s past performance and its ability to enhance the development of crenolanib.

Jain Investments, LLC

Jain Investments, LLC (“Jain Investments”) is an investment company formed in 2007 to manage the investments of our Executive Chairman. Jain Investments has historically provided employee services, office space, financial and accounting back office services, technology support, and other administrative services to us. The value of the contributed services is based on an agreed upon fixed rate. Overhead expenses such as rent are allocated by Jain Investments to us based on the total number of employees occupying or utilizing the services. In 2016, Jain Investments’ services were accounted for as contributed services by related parties on our balance sheet and statement of stockholders’ equity as we paid no cash to Jain Investments in 2016. For the fiscal year 2017, we paid Jain Investments in cash for the actual amount of the services provided to us. Jain Investments’ services have been accounted for as General and Administrative expenses on our profit and loss statement.

Since 2015, we have entered into a number of agreements with Jain Investments pursuant to which Jain Investments has provided us with sources of liquidity, including certain operating lines of credit. See “—Liquidity and Capital Resources—Related Party Demand Notes and Stock Purchases” for more information.

On June 12, 2018, we entered into a master services agreement with Jain Investments to formalize the relationship going forward with cash being paid for the services rendered. We plan to continue to use Jain Investments for this work for the foreseeable future.

Consulting Agreement with Vinay Jain

On January 1, 2014, we entered into a consulting services agreement with Vinay Jain, our Executive Chairman, pursuant to which he provides scientific, administrative and other consulting services to us and is paid $150,000 per annum. The agreement will be terminated prior to the consummation of this offering. The cost is recorded as consulting expense and is paid monthly and included in general and administrative expenses.

Financial Operations Overview

Revenue

We currently have no products approved for sale, have not generated any revenue from product sales, and do not expect to receive any revenues from any product candidates unless and until we obtain regulatory approval. To date, we have not submitted any product candidates for regulatory approval. If we fail to achieve clinical success in the development of crenolanib in a timely manner and/or obtain regulatory approval for crenolanib, our ability to generate future revenues would be materially adversely affected.

Research and Development Expense

Since our inception, we have devoted substantially all of our resources on research and development of crenolanib. Research and development expenses include:

•	expenses incurred for services provided by Dava (see “—Related Party Transactions—DAVA Oncology, LP”), as well as to investigative sites and consultants that conduct our clinical trials and a substantial portion of our preclinical studies;

•	employee-related expenses, which include salaries and benefits and travel expenses for the research and development personnel that we have hired or plan to hire;

•	the cost of developing our chemistry, manufacturing and controls, or CMC, capabilities and acquiring clinical trial materials;

•	the costs of shipping our product candidate and supplies to investigative sites;

•	depreciation expense for assets used in research and development activities;

•	costs associated with other research activities and regulatory approvals.

Research and development activities will continue to be central to our business model. Product candidates in later stages of clinical development, such as crenolanib, generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to be significant over the next several years as we increase personnel and compensation costs and commence additional trials, including, most specifically, registration trials for crenolanib. The probability of success of a product candidate may be affected by numerous factors, including clinical data, competition, manufacturing capability and commercial viability. As a result, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of crenolanib or any future product candidates. We may never succeed in achieving marketing approval for crenolanib or any future product candidates that we may choose to develop.

The duration, costs and timing of clinical trials of crenolanib and any future product candidates we choose to develop will depend on a variety of factors that include, but are not limited to, the following:

•	number of trials required for approval;

•	per patient trial costs;

•	the number of patients that participate in the trials;

•	the number of sites included in the trials;

•	the countries in which trials are conducted;

•	the length of time required to enroll eligible patients;

•	cost of additional drugs needed in clinical trials (standard of care);

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	the duration of patient follow-up;

•	timing and receipt of regulatory approvals; and

•	the efficacy and safety profile of the product candidate.

General and Administrative Expense

General and administrative expenses consist primarily of salaries and related costs for personnel in the executive, finance, business development, marketing and legal functions. Other general and administrative expenses include facility costs, patent filing costs and professional fees for legal, consulting, auditing and tax services.

We anticipate that our general and administrative expenses will increase as a result of being a public company and associated increased payroll, expanded infrastructure and higher consulting, legal, accounting and investor relations costs, and director and officer insurance premiums. In addition, we may grant equity-based compensation awards to key management personnel and other employees in connection with this offering and/or thereafter.

In addition, if crenolanib obtains regulatory approval for marketing, we expect that we would incur expenses associated with building a sales and marketing team.

Other (Income) Expense

Other (income) expense consists primarily of interest expense related to our related party demand notes.

Results of Operations

We have based the following discussions on our audited financial statements for the years ended December 31, 2017 and 2016, respectively, which are included elsewhere in this prospectus.

Year Ended December 31, 2017 compared to the year ended December 31, 2016

The following table summarizes our research and development expense for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Increase (Decrease)	% Increase (Decrease)
	(in thousands)
Research and development	$10,038	$10,509	$(471)	(4.5%)

Comparison of the Years Ended December 31, 2016 and 2017

Research and development expense decreased $0.5 million, or 4.5%, for the year ended December 31, 2017 as compared to 2016. The decrease in research and development expenses was due primarily to a decrease of approximately $1.1 million associated with clinical trial and clinical research organization, or CRO, expenses due to lower patient enrollment as a result of fewer clinical trials being run. There was also a decrease of approximately $0.3 million associated with clinical manufacturing costs. Offsetting increases included an increase of approximately $0.5 million in non-human toxicology studies and lab work, an increase of approximately $0.1 million in CRO technology costs associated with maintaining patient data and an increase of approximately $0.3 million in CRO labor costs for increased time being allocated to continue to execute and gather patient data for ongoing trials.

The following table summarizes our general and administrative expenses for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Increase (Decrease)	% Increase (Decrease)
	(in thousands)
General and administrative	$1,520	$1,388	$132	9.5%

General and administrative expense was generally flat for 2017 and 2016.

The following table summarizes our interest expense for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Increase (Decrease)	% Increase (Decrease)
	(in thousands)
Interest expense	$29	$164	$(135)	(82.3%)

Interest expense decreased $0.1 million for the year ended December 31, 2017 as compared to 2016. This decrease was due to the conversion of the lines of credit we entered into in 2015 and 2016 into equity. See “—Liquidity and Capital Resources.”

Liquidity and Capital Resources

Sources of Liquidity

We have not yet generated revenue and has no current anticipation of generating revenue. We anticipate incurring additional losses until such time, if ever, that it can obtain marketing approval to sell, and then generate sales, of crenolanib and any future product candidate. We will require substantial additional financing to fund our operations and to develop and commercialize crenolanib and any future product candidate we choose to develop.

We will seek to obtain additional capital through the issuance of debt, equity financings or other arrangements to fund operations; however, there can be no assurance that we will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing stockholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to stockholders. If we are unable to obtain such additional financing, future operations would need to be scaled back or discontinued.

We currently have approximately $18 million available to draw down under certain related party demand notes with Jain Investments, an entity controlled by Dr. Vinay Jain, our Executive Chairman and the controlling person of our sole shareholders, which we describe below and refer to as the Related Party Demand Notes. Following the completion of our initial public offering, we will rely on the net proceeds from the offering to fund our operations and we do not anticipate drawing down any additional amounts under our Related Party Demand Notes.

Related Party Demand Notes and Stock Purchases

Since 2015, we have entered into a number of agreements with Jain Investments pursuant to which Jain Investments has provided us with sources of liquidity, including certain operating lines of credit as described below. The interest rate in respect of such operating lines of credit in each case has been, or is expected to be, consistent with the prevailing market rate for similar loans, based on a similar ownership structure and the collateralization or guarantee of such loans by a related party.

2015 Loan Agreement

We signed a loan agreement dated June 3, 2015, or the 2015 Agreement, with Jain Investments. The 2015 Agreement made available an operating line of credit not to exceed $4.0 million in principal, with all amounts drawn bearing simple interest at a rate equal to 2.5% per annum. The 2015 Agreement provided us with an initial advance on June 3, 2015 in the amount of $2.0 million to be used for general corporate business purposes. A second advance of $2.0 million was made on October 22, 2015. We accrued interest in 2016 and 2017 in the amounts of $100 thousand and $8 thousand, respectively.

2016 Loan Agreement

We signed a second loan agreement dated February 22, 2016, or the 2016 Agreement, with Jain Investments. The 2016 Agreement made available an operating line of credit not to exceed $4.0 million in principal, with amounts drawn in the initial advance thereunder bearing simple interest at a rate equal to 2.62% per annum and in subsequent advances at fixed rates as determined on the date of issuance thereof. The 2016 Agreement provided us with an initial advance on February 22, 2016 in the amount of $2.0 million to be used for general corporate business purposes. A second advance of $2.0 million was made on August 20, 2016. We accrued interest in 2016 and 2017 in the amounts of $64 thousand and $9 thousand, respectively.

2017 Stock Purchase and Debt Conversion Agreement

On January 31, 2017, we entered into a stock purchase and debt conversion agreement with Jain Investments pursuant to which we agreed to issue Jain Investments 50,364 new shares of common stock of Arog Pharmaceuticals, Inc. to repay in full amounts outstanding under the 2015 Agreement and 2016 Agreement. Jain Investments also agreed to purchase 18,381 new shares of common stock of Arog Pharmaceuticals, Inc.

2017 Loan Agreement

We signed a third loan agreement, the 2017 Agreement, with Jain Investments. The 2017 Agreement made available an operating line of credit not to exceed $4.0 million in principal with amounts drawn in the initial advance thereunder bearing simple interest at a rate equal to 2.58% per annum and in subsequent advances at fixed rates as determined on the date of issuance thereof. The 2017 Agreement provided us with an initial advance on September 8, 2017 in the amount of $1.0 million to be used for general corporate business purposes. A second advance of $1.0 million was made on November 8, 2017. We accrued interest in 2017 in the amount of $12 thousand. The third advance of $2.0 million was made on January 18, 2018.

2018 Loan Agreement

We signed a fourth loan agreement, the 2018 Agreement, with Jain Investments. The 2018 Agreement made available an operating line of credit not to exceed $4.0 million in principal, with amounts drawn in the initial advance thereunder bearing simple interest at a rate equal to 3.04% per annum and in subsequent advances at fixed rates as determined on the date of issuance thereof. The 2018 Agreement provided us with an initial advance on April 11, 2018 in the amount of $1.0 million to be used for general corporate purposes. A second advance of $1.0 million was made on May 15, 2018. On May 30, 2018, the 2018 Agreement was amended to increase the maximum available amount from $4.0 million to $20.0 million.

Our policy is to invest any cash in excess of our immediate requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our cash and cash equivalents are invested primarily in interest-bearing deposit accounts with financial institutions.

Upon the consummation of this offering, we expect to have no ongoing material third-party financial commitments such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than our share of the obligations in respect of an office lease in Dallas, Texas, which will be provided for under the terms of an individual project agreement pursuant to our master services agreement with Jain Investments.

Cash Flows

Comparison of the years ended December 31, 2017 and 2016

The table below summarizes our audited statement of cash flows for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Increase (Decrease)	% Increase (Decrease)
	(in thousands)
Net cash used in operating activities	$(5,632)	$(4,156)	$(1,476)	35.5%
Net cash used in investing activities	—	—	—	—
Net cash provided by financing activities	$5,001	$4,000	$1,001	25.0%
Net decrease in cash and cash equivalents	$(631)	$(156)	$(475)	304.5%

Net cash used in operating activities increased by 35.5% from $4.2 million in 2016 to $5.6 million in 2017. This increase was mainly due to a reduction in contributed services in 2017 of $1.5 million. We also saw a reduction in prepaid expenses and accrued expenses due to payment of ongoing clinical trial fees.

Net cash used in investing activities remained the same in 2016 and 2017 due to no investing activity.

Net cash provided by financing activities increased from $4.0 million in 2016 to $5.0 million in 2017 due to increased drawing under the loan agreements with Jain Investments and issuances of equity to entities controlled by our Executive Chairman. To date, our Executive Chairman has provided us with funding on an as needed basis in order to fund our operations.

Capital Resources and Funding Requirements

We have not achieved profitability since our inception. Since our inception, we have incurred significant losses and negative cash flows from operations. We have an accumulated deficit of $37.0 million through December 31, 2017. We expect to continue to incur operating losses in the future over the next several years as we conduct additional clinical trials, seek regulatory approval for crenolanib and any future product candidate we choose to develop, and build commercial infrastructure to support sales and marketing of any approved product candidates. We will seek private or public equity and debt financing to meet our capital requirements. There can be no assurance that such funds will be available on terms favorable to us, if at all, or that we will be able to successfully commercialize our product candidates. In addition, we may not be profitable even if we succeed in commercializing any of our product candidates. We believe that our existing cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to fund our anticipated operating requirements into .We have based this estimate on assumptions that may prove to be wrong, resulting in the use of our available capital resources sooner than we currently expect. Through the year ended December 31, 2017, entities controlled by our Executive Chairman have provided us with financial support covering our accumulated deficit of approximately $37.0 million. Because of the numerous risks and uncertainties associated with the development and commercialization of crenolanib, we are unable to estimate the amount of increased capital required to become profitable. Our future funding requirements will depend on many factors, including:

•	the costs and timing involved in obtaining regulatory approvals for crenolanib;

•	the timing and number of indications for which we seek regulatory approval;

•	the costs of developing our anticipated sales, marketing and distribution capabilities;

•	the market acceptance of crenolanib or any future product candidates, if approved, and related success in commercializing and generating sales from our product candidates if approved by the regulatory authorities;

•	the costs of manufacturing to support our commercialization activities;

•	the costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities;

•	the number and characteristics of new product candidates that we pursue; and

•	our ability to hire qualified employees at salary levels consistent with our estimates to support our growth and development, including additional general and administrative personnel as a result of becoming a public company, and sales and marketing personnel as we evolve into a commercial organization.

Until we obtain regulatory approval to market crenolanib or any future product candidates we may choose to develop, if ever, we cannot generate revenue from sales of our products. Even if we are able to sell our products, we may not generate a sufficient amount of product revenues to finance our cash requirements. Accordingly, we may need to obtain additional financing in the future which may include public or private debt and equity financings and/or entrance into product and technology collaboration agreements or licenses and asset sales. Some funding to date has been from related parties and entities controlled by our Executive Chairman, Dr. Jain. These entities could provide additional funding in the future but there is no assurance or obligation for them to do so. There can be no assurance that additional capital will be available when needed on acceptable terms, or at all. The issuance of equity securities may result in dilution to stockholders. If we raise additional funds through the issuance of debt securities, these securities may have rights, preferences and privileges senior to those of our common stock and the terms of the debt securities could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses, on terms that are not favorable to us. If adequate funds are not available, we may have to limit our research and development activities or scale back our commercial operations, which could have a material adverse impact on our business prospects and results of operations. For more information as to the risks associated with our future funding needs, see “Risk Factors.”

Contractual Obligations and Commitments

The following table summarizes our significant contractual obligations as of payment due date by period at December 31, 2017:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands)
Operating lease obligations	$50	$50	—	—	$100
Related Party Demand Notes	—	—	—	$2,000	$2,000
Total	$50	$50	—	$2,000	$2,100

Our operating lease obligation consists of $0.1 million in payments pursuant to our share of an operating lease agreement relating to our lease of office space in Dallas, Texas. The lease term is for four years and commenced December 1, 2015. We share such office space with Jain Investments and Dava, and our operating lease obligation comprises our pro rata portion of the total lease payment, divided based on each entity’s headcount. We are also party to the Related Party Demand Notes that provide us with up to $24.0 million of funding in the aggregate. See “—Liquidity and Capital Resources.”

Off-Balance Sheet Arrangements

During the periods presented we did not have, and currently do not have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Tax receivable agreement

We intend to enter into a tax receivable agreement with the Continuing LLC Owner that will provide for the payment by us to the Continuing LLC Owner of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Arog Pharmaceutical Holdings, Inc.’s assets (including its share of the assets of Arog Pharmaceuticals LLC) and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement.

The Continuing LLC Owner may, subject to certain conditions and transfer restrictions, redeem or exchange its LLC Units for shares of Class A common stock of Arog Pharmaceuticals Holdings, Inc. Arog Pharmaceuticals LLC intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the “Code”) effective for each taxable year in which a redemption or exchange of LLC Units for shares of Class A common stock occurs, which is expected to result in increases to the tax basis of the assets of Arog Pharmaceuticals LLC at the time of a redemption or exchange of LLC Units. The redemptions or exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Arog Pharmaceuticals LLC. These increases in tax basis may reduce the amount of tax that Arog Pharmaceuticals Holdings, Inc. would otherwise be required to pay in the future. Prior to the completion of this offering, we intend to enter into a tax receivable agreement with the Continuing LLC Owner that will provide for the payment by us to the Continuing LLC Owner of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Arog Pharmaceuticals Holdings, Inc.’s assets (including its share of the assets of Arog Pharmaceuticals LLC) resulting from (a) the purchase of LLC Units from the Continuing LLC Owner using the net proceeds from any future offering, (b) redemptions or exchanges by the Continuing LLC Owner of LLC Units for shares of our Class A common stock or (c) payments under the tax receivable agreement and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. This payment obligation is an obligation of Arog Pharmaceuticals Holdings,

Inc. and not of Arog Pharmaceuticals LLC. For purposes of the tax receivable agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of Arog Pharmaceuticals Holdings, Inc. (calculated with certain assumptions) to the amount of such taxes that Arog Pharmaceuticals Holdings, Inc. would have been required to pay had there been no increase to the tax basis of the assets of Arog Pharmaceuticals LLC as a result of the redemptions or exchanges and had Arog Pharmaceuticals Holdings, Inc. not entered into the tax receivable agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. While the actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges, the price of shares of our Class A common stock at the time of the redemption or exchange, the extent to which such redemptions or exchanges are taxable and the amount and timing of our income.

We anticipate that we will account for the effects of these increases in tax basis and associated payments under the tax receivable agreement arising from future redemptions or exchanges as follows:

•	we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the redemption or exchange;

•	to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance; and

•	we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due under the tax receivable agreement and the remaining 15% of the estimated realizable tax benefit as an increase to additional paid-in capital.

All of the effects of changes in any of our estimates after the date of the redemption or exchange will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

Quantitative and Qualitative Disclosures About Market Risk

Credit Risk

Credit risk arises from cash and cash equivalents and deposits with banks. Our policy is to invest funds in low risk investments including interest-bearing deposits with financial institutions.

Market Risk

In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates. We contract with vendors globally, sometimes in foreign currencies, which may have an adverse effect on the value of our financial assets and liabilities, future cash flows, and profit. As a result of these market risks, we could suffer a loss due to adverse changes in foreign exchange rates in the international markets. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks. We do not currently hedge our foreign currency exchange rate risk. We are not currently exposed to significant interest rate risk because we have no borrowings at variable interest rates, no fixed rate financial liabilities at fair value through profit or loss, and no derivatives. Our only variable interest-bearing financial asset is cash at banks. The effect of an increase or decrease in interest rates would only have a minimal effect in profit or loss.

Critical Accounting Policies and Significant Judgments and Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all adjustments necessary for the fair presentation of our financial position for the periods presented. Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”)

While our significant accounting policies are described in more detail in Note 2 to our financial statements which accompany this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The most significant estimates in our financial statements relate to contributed services, and estimation for costs of research and development activities conducted by a third-party provider. These estimates and assumptions are based a third-party valuation, using current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources.

The estimated costs are recorded based upon the estimated amount of services provided but not yet invoiced, and are included in Accrued expenses on the balance sheet and within Research and development expense in the statement of operations and comprehensive loss. The estimated amount of work completed is developed through discussions with internal personnel and external service providers as to the progress of stage of completion of the services and the agreed-upon fee to be paid for such services. As such, significant judgments and estimates are required in determining the accrued balance in each reporting period. As actual costs become known, the estimates are adjusted. Such estimates are not expected to be materially different from amounts actually incurred, however our estimate of the status and timing of services performed, the number of subjects enrolled, and the rate of subject enrollment may vary from estimates and could result in reporting amounts that are too high or too low in any particular period. The estimates are dependent, in part, upon the receipt of timely and accurate reporting from third-party service providers.

Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, our future results of operations will be affected.

Contributed Services

Contributed services include services provided by Dava. The services included site selection and initiation, data management, project management, patient monitoring and report writing. The cost of the Dava services provided to us for the years ended December 31, 2017 and 2016 have been estimated by a third-party valuation firm. Dava services have been accounted for as contributed services by related parties on our balance sheet and statement of stockholders’ equity as we paid no cash to Dava. Dava services have been accounted for as Research and Development expenses on our profit and loss statement. The cost of the Dava services to us has been estimated based on the fair market value of similar services provided by Dava to nonrelated third parties. Dava’s services were contributed to us as we did not pay any cash to Dava.

Additionally, in 2016 contributed services were received from Jain Investments an investment company formed in 2007 to manage the investments of our Executive Officer. Jain Investments has provided us with employee services, office space and other administrative services. The costs for these services are charged to us by Jain at cost. The amount of these services was $360,000 for the period ending December 31, 2016. For the fiscal year 2017, we paid Jain Investments in cash for the actual amount of the services provided to us. Jain Investments’ services have been accounted for as General and Administrative expenses on our profit and loss statement.

Patent Expenses

Costs related to filing and pursuing patent applications are recorded as general and administrative expense as incurred since recoverability of such expenditures is uncertain.

Commitment and Contingencies

We currently do not have any significant commitments or contingencies which would materially impact the financial statements other than the items discussed above in “—Liquidity and Capital Resources—Contractual Obligations and Commitments.”

Income Taxes

Arog Pharmaceuticals LLC is currently, and after this offering will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As a partnership, the taxable income or loss of Arog Pharmaceuticals LLC is passed through to and included in the tax returns of its members, including us. Following the reorganization of our corporate structure as set forth in more detail under “Organizational Structure,” Arog Pharmaceuticals Holdings, Inc. will be subject to U.S. federal income taxation and its consolidated income tax expense and deferred tax assets and liabilities will reflect its allocable share of the taxable earnings of Arog Pharmaceuticals LLC. To date, we have had no taxable earnings and we may not generate any taxable earnings for the foreseeable future. Since the members of Arog Pharmaceuticals LLC pay taxes on the earnings of Arog Pharmaceuticals LLC, each member, including the holders of LLC Units and Arog Pharmaceuticals Holdings, Inc., may have a cash tax obligation with respect to its share of such earnings in the future, if any. Arog Pharmaceuticals LLC thus intends to make cash distributions (referred to as tax distributions) to facilitate the payment by the holders of LLC Units and Arog Pharmaceuticals Holdings, Inc. in satisfaction of such cash tax obligations. The limited liability company agreement of Arog Pharmaceuticals LLC requires Arog Pharmaceuticals LLC to make pro rata tax distributions to the holders of LLC Units, calculated using an assumed tax rate.

As a subchapter S corporation under the Internal Revenue Code of the United States of America, Arog Pharmaceuticals, Inc. did not account for income taxes under the liability method as its losses flowed through to the income tax returns of the ownership group. Accordingly, tax provisions and deferred taxes were not recognized in the financial statements during the periods presented in this prospectus.

Recently Adopted Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Specifically, ASU 2014-15 provides a definition of the term substantial doubt and requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). It also requires certain disclosures when substantial doubt is alleviated because of consideration of management’s plans and requires an express statement and other disclosures when substantial doubt is not alleviated. We adopted ASU No. 2014-15 on January 1, 2017. See Note 2 (Going Concern and Liquidity) to the financial statements which accompany this prospectus for the impact on our financial statements and related disclosures.

Accounting Standards to be Adopted in Future Periods

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date (“ASU 2015-14”), which defers the effective date of this guidance by one year, to the annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. A reporting entity may choose to early adopt the guidance as of the original effective date. In April 2016, the FASB issued ASU 2016-10, Revenues from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”), which clarifies the guidance related to identifying performance obligations and licensing implementation. Upon adoption of the new revenue recognition guidance, we anticipate using the alternative transition method that requires the application of the guidance only to contracts that are uncompleted on the date of initial application. ASU 2014-09 is effective for public entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. For all other entities, ASU 2014-09 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019.  We are in the process of evaluating the potential impact on our financial statements, but management does not expect there will be a material change to the nature, extent or timing of revenues and expenses upon adoption of ASU 2014-09. We anticipate that we will implement ASU 2014-09 effective as of January 1, 2019.

JOBS Act Exemptions

In April 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in the United States. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Business

Overview

We are a late-stage biopharmaceutical company dedicated to improving the lives of cancer patients by developing crenolanib in indications with high unmet need. Crenolanib is an orally administered, highly potent and selective, mutation-resistant pan-FLT3 inhibitor. To date, crenolanib has been evaluated in over 400 patients across 19 completed or ongoing clinical trials. In Phase I/II clinical trials of crenolanib combined with intensive chemotherapy in patients with relapsed or refractory and newly diagnosed FLT3-mutated acute myeloid leukemia, or AML, composite complete remission have been observed in 68% and 85% of patients, respectively, as evidenced by the reduction in leukemic blasts to less than or equal to 5% in the bone marrow. Based on these results, we have commenced two pivotal Phase III clinical trials of crenolanib in FLT3-mutated AML: one trial in relapsed or refractory patients, and another trial in newly diagnosed patients. In addition to its observed activity in FLT3, in preclinical studies crenolanib has also been observed to be a highly potent inhibitor of platelet-derived growth factor, or PDGF, receptors, and is being evaluated in several solid tumor indications where PDGF pathways are implicated as disease drivers. Given the compelling safety and clinical benefit observed thus far, we believe crenolanib has the potential to become a best-in-class therapeutic for multiple oncology indications. Our vision is to prolong the lives of cancer patients by advancing crenolanib in combination with standard of care chemotherapies as well as emerging therapies that offer the potential for synergistic treatment effects. In certain diseases which currently have no approved targeted treatments, crenolanib is being evaluated as monotherapy.

The lead indication for crenolanib is AML driven by FMS-like tyrosine kinase 3, or FLT3, mutations, an aggressive and deadly disease with limited targeted therapy options. In 2017, the estimated annual incidence of AML in the United States was 21,380 according to the American Cancer Society; there are also estimated to be over 18,000 new diagnoses in Europe each year. FLT3 mutations occur in approximately one-third of AML patients and are associated with increased rates of relapse and decreased overall survival, or OS. Crenolanib has been granted Orphan Drug designation for AML in the United States by the FDA, in the European Union by the EMA and in Switzerland by Swissmedic. In November 2017, crenolanib was granted Fast Track designation by the FDA for the treatment, in combination with cytarabine-based salvage chemotherapy, of relapsed or refractory FLT3-mutated AML.

In Phase I/II clinical trials (ARO-007, ARO-010 and ARO-011) evaluating the safety of crenolanib in combination with intensive chemotherapy in relapsed or refractory FLT3-mutated AML patients, the full monotherapy dose (100 mg thrice daily) of crenolanib has been well tolerated. While these trials were not designed to evaluate efficacy, we have conducted post-hoc analyses in which we have observed encouraging responses in a subset of patients who received one or two prior therapies. Thirteen of the 19 patients (68%) who would have met the age and disease status criteria for our Phase III clinical trial (ARO-013) achieved composite complete remission, or CRc, and as of June 2018, the median OS is estimated to be 17 months. In our Phase II clinical trial (ARO-006) evaluating crenolanib in combination with standard induction chemotherapy in newly diagnosed FLT3-mutated AML patients, 23 of the 27 patients (85%) who would have met the age and disease-status criteria for our Phase III clinical trial (ARO-021) achieved CRc. As of May 2018, OS at two years in our newly diagnosed clinical trial was 81% in these 27 patients and only three patients in this subset have relapsed. In each of these clinical trials, patients continue to be monitored for survival and several patients continue to receive crenolanib maintenance.

After receiving feedback and guidance from the FDA, we have initiated two pivotal Phase III clinical trials in AML (ARO-013 and ARO-021). The primary endpoint of each of the clinical trials is event free survival, or EFS, with OS as a secondary endpoint. The ARO-013 clinical trial is evaluating crenolanib combined with chemotherapy in up to approximately 320 relapsed or refractory FLT3-mutated AML patients. An interim data readout for this clinical trial is expected during the first half of 2020. The ARO-021 clinical trial is evaluating the current standard of care, which is Rydapt (midostaurin) combined with intensive chemotherapy, against crenolanib combined with the same chemotherapy regimen, in up to approximately 500 newly diagnosed FLT3-mutated AML patients. The first of two interim data readouts for this clinical trial is expected in 2021.

We believe crenolanib has the potential to be a best-in-class therapeutic for treating FLT3-mutated AML, and that we have optimized the design of our pivotal clinical trials to improve our chances to generate compelling efficacy and safety data. We have detailed the key reasons below:

•	Encouraging composite complete remission rates and low rates of relapse. Based on results from our safety studies, the combination of crenolanib with intensive standard of care chemotherapy has produced greater CRc rates than those reported for Phase III clinical trials evaluating chemotherapy alone or chemotherapy combined with other FLT3 inhibitors. In Phase I/II clinical trials in relapsed or refractory FLT3-mutated AML patients and a Phase II clinical trial in newly diagnosed FLT3-mutated AML patients, crenolanib added to intensive chemotherapy regimens has demonstrated 68% and 85% CRc rates, respectively. Additionally, the cumulative incidence of relapse of newly diagnosed patients treated with crenolanib and intensive chemotherapy observed in these studies is 13% as of May 2018, with a median follow-up of 23 months.

•	Clinical safety data to date have shown crenolanib can be continually dosed with intensive chemotherapy. We believe crenolanib’s safety, drug-drug interaction and pharmacokinetic profiles suggest that it could be the only known FLT3 inhibitor that has the potential to be tolerated when dosed continually and at full strength between chemotherapy cycles. This allows for constant inhibition of FLT3 signaling for the duration of treatment. In contrast, other known FLT3 inhibitors appear to require two-weeks-on/two-weeks-off dosing cycles when combined with chemotherapy, allowing the possibility for FLT3-driven proliferation to resume. Further, clinical data suggest that crenolanib is well tolerated when co-administered alongside other drugs frequently used to manage side effects of AML treatment, including anti-fungal drugs.

•	Potential for accelerated data readout with EFS primary endpoint. The FDA and EMA have given us guidance on the use of EFS as the primary endpoint in our Phase III FLT3-mutated AML pivotal clinical trials, and based on this feedback, we believe these studies, if successful, could support a New Drug Application, or NDA, and a Marketing Authorization Application, or MAA, respectively. EFS is defined as the failure to achieve a complete remission, relapse or death from any cause. We believe the use of EFS as the primary endpoint is a significant evolution from the traditional utilization of OS in pivotal oncology clinical trials. We believe the use of this endpoint could reduce the time required to obtain topline results by more than one year compared to a primary endpoint of OS. Further, for both ARO-013 and ARO-021, we assumed that the control arms would achieve higher EFS rates than those supported by historical data published in the literature, and we conservatively assumed that the crenolanib treatment arms would experience shorter EFS compared to what we have demonstrated in Phase I/II clinical trials to date.

In addition to FLT3-mutated AML, we are also evaluating crenolanib in gastrointestinal stromal tumor, or GIST, with platelet-derived growth factor receptor A, or PDGFRα, mutation D842V. GIST is the most common sarcoma of the gastrointestinal tract, with an estimated 3,300 to 6,000 new cases diagnosed annually in the United States. In approximately 5% of patients with GIST, mutations in the PDGFRA gene, known as D842V, lead to primary resistance to targeted therapies and are associated with markedly inferior survival in patients with advanced or metastatic disease. Currently, there are no approved targeted therapies for PDGFRα D842V-mutated GIST. Crenolanib has demonstrated inhibition of PDGFRα D842V activity and showed a clinical benefit in five of 16 (31%) heavily pretreated evaluable patients in our Phase II dose-finding clinical trial (ARO-002). On this basis, we began dosing PDGFRα D842V-mutated GIST patients in a pivotal Phase III clinical trial in April 2017 (ARO-012). An interim data readout for this clinical trial is expected in 2020. Crenolanib has been granted Orphan Drug designation for soft tissue sarcoma by the FDA and by the EMA. In October 2016, crenolanib was granted Fast Track designation by the FDA in PDGFRα D842V-mutated unresectable or metastatic GIST.

PDGFRα is also implicated in several other solid tumors, including glioma, which accounts for 81% of central nervous system, or CNS, malignancies. In 2016, approximately 12,000 patients in the United States were diagnosed with glioblastoma, or GBM, the most serious form of glioma. The prognosis of GBM remains extremely poor, as currently available therapy provides a median survival of 14.6 months and a five-year survival rate of 10%. Based on Phase I results from two trials conducted in pediatric and adult patients with glioma, we have commenced a Phase II clinical trial with crenolanib as a monotherapy in patients with recurrent or refractory GBM with PDGFRα amplification. Crenolanib has been granted Orphan Drug designation for malignant glioma by the FDA.

Beyond their role in tumorigenesis, PDGF receptors, and specifically PDGFRβ, play an important role in the regulation of angiogenesis. We believe that crenolanib’s potency in suppressing the angiogenic process, and its synergy in combination with vascular endothelial growth factor, or VEGF, targeted treatment in vivo, will translate into greater clinical benefit for patients already receiving VEGF therapies. We are exploring this hypothesis with an ongoing Phase I clinical trial in gastric cancer combining crenolanib with the VEGF inhibitor Ramucirumab and paclitaxel chemotherapy. This approach could be supported by encouraging results that Pfizer generated in a Phase Ib clinical trial of crenolanib in combination with a VEGF inhibitor and chemotherapy in patients with advanced solid tumors.

Our Pipeline for Crenolanib

The following table summarizes the indications and development stage of crenolanib:

Our Company

We were founded by Dr. Vinay Jain, a board-certified medical oncologist with over 20 years of experience in clinical drug development. In 2010, we in-licensed crenolanib and a benzimidazole portfolio of more than 200 related molecules from Pfizer. The clinical development of crenolanib at Pfizer had focused on the inhibition of PDGFR in solid tumors and had demonstrated favorable safety and tolerability in over 100 patients in two clinical trials. After obtaining rights to crenolanib, we discovered its potent activity against FLT3, a now validated target; such activity against FLT3 was previously unknown. In addition, we discovered that optimizing the dosing schedule to three times daily allows for greater sustained target inhibition, a critical attribute of effective tyrosine kinase inhibitor, or TKI, therapies. Pursuant to our license agreement with Pfizer, we are obligated to pay Pfizer three commercialization milestone payments totaling $12.5 million in the aggregate, as well as a percentage of royalties in the low teens based on net sales of licensed products by us, our affiliates and our sublicensees, with the royalty percentage in the United States decreasing to a high single digit percentage upon the expiration or abandonment of the last valid licensed U.S. patent claim covering the licensed product. See “—License Agreements—Pfizer License Agreement.”

Since in-licensing crenolanib, we and other trial sponsors have evaluated the drug in over 300 additional patients across 17 completed or ongoing clinical trials aimed at expanding the therapeutic potential of crenolanib. In order to capitalize on this opportunity, we have assembled an experienced management team led by our founder and Executive Chairman, Dr. Vinay Jain. In March 2018, we appointed Scott Salka as our Chief Executive Officer, who most recently was the Chief Executive Officer of AmpliPhi Biosciences, and Dean Ferrigno as our Chief Financial Officer, who most recently was the Vice President of Finance and Chief Accounting Officer of Sorrento Therapeutics.

Our Strategy

Our goal is to become a leading global oncology company. Key elements of our strategy are as follows:

Advance crenolanib toward U.S. and E.U. regulatory approvals and commercialization in AML

We plan to fully develop crenolanib as a targeted therapy for FLT3-mutated AML patients of all stages, with or without previous treatments. In 2018 we initiated two pivotal Phase III clinical trials in FLT3-mutated AML evaluating crenolanib combined with intensive chemotherapy in relapsed or refractory (ARO-013) and newly diagnosed (ARO-021) patients. A planned interim analysis is expected during the first half of 2020 for ARO-013 and during the second half of 2021 for ARO-021. If the results from these clinical trials are promising, we may file an NDA with the FDA and an MAA with the EMA for crenolanib in relapsed or refractory FLT3 mutated AML in 2022 followed by a supplemental NDA for newly diagnosed FLT3-mutated AML in 2023. In addition to these pivotal clinical trials, we continue to evaluate crenolanib in patients who have received stem cell transplants as single agent maintenance in an ongoing trial ARO-009.

Capture the full commercial potential of crenolanib, if successfully developed and approved, in AML and other potential indications

We retain all commercial rights to crenolanib in oncology indications and own and in-license U.S. and foreign patents and patent applications relating to crenolanib, which are expected to expire between 2020 and 2033. If crenolanib is successfully developed and approved, we may build commercial infrastructure capable of directly marketing crenolanib to oncologists in North America and possibly other major geographies of strategic interest. In order to maximize its commercial value and benefit to cancer patients, we may choose to selectively partner crenolanib in territories where a partner may contribute additional resources, infrastructure and expertise.

Expand the crenolanib opportunity by developing it as a novel angiogenesis inhibitor for additional indications

Angiogenesis inhibitors are one of the largest therapeutic categories in oncology with over $6 billion of reported global sales in 2017. In certain cancers, tumors release angiogenic growth factors that stimulate blood vessel growth and allow tumors to grow and metastasize. Angiogenesis can be stopped when angiogenesis inhibitors, such as VEGF inhibitors, are present in excess of stimulators. However, mature blood vessels in advanced stages of aberrant angiogenesis may become resistant to currently available therapies. We plan to opportunistically develop crenolanib as a complement to VEGF inhibitors in a variety of solid tumors, including esophageal and gastric cancers.

Maximize the value of our target discovery benzimidazole platform by identifying additional novel and highly-specific kinase inhibitors

Our license from Pfizer also includes a benzimidazole platform which consists of over 200 novel, small-molecule kinase inhibitors. We plan to evaluate this library of structures for activity against additional validated targets. One potential target includes colony stimulating factor 1 receptor, or CSF1R, which is associated with immunosuppressive tumor-associated macrophages that inhibit immune responses against tumors.

Kinases and their Role in Cancer

Cancer is characterized by unrestrained cell growth and usually develops when the normal repair process of genetic material in healthy cells starts to fail or when genes regulating cell growth are impaired. Primary agents causing cancer, also called carcinogens, include radiation, chemicals and hormones. These agents can, through various mechanisms, alter the genetic material and DNA of a cell, causing the cell to become cancerous and grow uncontrollably. As these cancer cells proliferate and move through the body, or metastasize, the newly formed tumors can destroy healthy tissue or organs. Risk of cancer can stem from endogenous factors such as family history and age, or exogenous factors such as diet, pollution, ultraviolet exposure and smoking.

Cancer treatments generally include chemotherapy, radiation therapy, surgery, immunotherapy, biologically targeted agents or a combination of these therapies to improve efficacy. For example, the combination of surgery and radiation together has been shown to be effective for patients with localized cancers. For disperse cancers, where the tumors or metastases have spread beyond the origination point, a systemic therapy is often administered. In recent decades, drug therapy has evolved from non-specific drugs such as chemotherapy that kill both healthy and cancerous cells to drugs that target specific molecular pathways involved in cancer. Despite these advancements and usage of combination therapies, there are numerous aggressive cancers lacking effective targeted therapies.

Protein kinases are involved in cell signaling transduction and can therefore affect proliferation and differentiation of cells. Tyrosine kinases are one class of growth-related enzymes that play an essential role in regulating normal cell processes but can also become altered or mutated to promote growth of cancer. Because numerous kinase mutations are strongly associated with certain cancers, researchers have focused on developing TKIs as a strategy to treat cancer. This approach has yielded a significant number of new drugs, with more than 50 TKIs approved since 2000 for the treatment of cancer, including AbbVie’s Imbruvica (ibrutinib) and Novartis’ Gleevec (imatinib) and Tasigna (nilotinib). These three orally administered drugs alone generated over $6 billion of global sales in 2017.

Various tyrosine kinases share structural similarities, creating a key challenge of TKI development: the ability to selectively target the disease-specific kinase while minimizing off-target activity. Poor selectivity may cause serious toxicities which may limit the tolerable dose and, in turn, the efficacy of the drug. Since rapid mutation development is a hallmark of cancer, many patients treated with one or more TKIs relapse due to mutations that render the kinase resistant to administered TKI therapy. Due to these limitations, there remains an unmet need for therapeutics that are both highly selective and durably effective against all activating mutations.

Acute Myeloid Leukemia

AML Disease Background

AML is a rapidly progressing form of cancer characterized by infiltration of proliferative and abnormal blood cells called blasts into the bone marrow, blood and other tissues. AML generally afflicts older people, with a median patient age of 67 years at initial diagnosis, and accounts for the largest number of deaths annually from leukemia in the United States. In 2017, the estimated annual incidence of AML in the United States was 21,380 according to the American Cancer Society; it is also estimated that the five-year survival rate for all AML patients is approximately 25%.

A typical AML patient can have several hundred genomic mutations. Due to the cellular heterogeneity of leukemia cells, the current standard of care for AML often consists of intensive chemotherapy. While chemotherapy is effective across a broad range of mutations, it does not specifically eliminate cancer cells, and can also eliminate healthy cells. Induction chemotherapy aims to induce a complete remission, which is evidenced by the clearance of leukemic blasts from the blood and bone marrow. Following induction, consolidation chemotherapy is often given to eliminate residual leukemic cells that may be in the marrow. Once leukemic cells are eradicated or dramatically reduced, eligible patients typically receive a transplant of blood-forming cells, called a stem cell transplant.

The vast majority of AML patients possess multiple recurrent gene mutations causally implicated in leukemia, which are also referred to as driver mutations. These driver mutations play an important role in disease progression as they may confer reduced sensitivity to conventional treatments and are associated with a higher risk of relapse. For this reason, patients are routinely tested for driver mutations at diagnosis and the presence of such mutations often contributes to disease classification and treatment decisions.

As a result of the widespread adoption of genetic testing, AML has become a large and active drug development space with multiple novel therapies under development including, but not limited to, combination therapy, mutation-based therapy and advanced formulations of chemotherapy. Furthermore, the approval of four AML drugs by the FDA in 2017 ended a decades-long drought of new drugs for the treatment of this disease. We believe the recent regulatory approvals in AML demonstrate the potential for the development of new therapeutics that can further improve patient outcomes in AML.

Role of FLT3 in AML

FLT3 is a cell-surface receptor that plays an important role in the proliferation, development and survival of stem cells. FLT3 gene mutations are among the most frequent in AML, occurring in approximately one-third of all patients. Internal tandem duplications, or ITD, and tyrosine kinase domain, or TKD, mutations are the two major types of mutations that result in aberrant FLT3 activation leading to the formation of leukemic cells. The presence of FLT3 mutations, in particular FLT3-ITD, is a poor prognostic factor associated with higher relapse rates and shorter OS compared to AML without mutations in FLT3.

The use of FLT3-targeted TKIs has demonstrated clinical benefit in AML patients harboring FLT3 mutations. However, given that multiple driver mutations are typically involved in AML and that FLT3-mutated clones tend to be chemotherapy-resistant, treatment with either chemotherapy or a FLT3-targeted TKI alone generally produces transient responses. Better, more durable responses have been achieved by a two-pronged approach of combining a FLT3-targeted TKI with standard chemotherapy treatment. We believe that these initial responses can be further extended by adding daily maintenance therapy with a FLT3-targeted TKI to reduce the risk of relapse by eliminating any residual FLT3 clones that might persist following initial treatment.

Crenolanib Opportunity in AML

There is a significant need for an agent that offers a targeted and effective approach to FLT3-mutated AML across multiple patient populations, including all ages, newly diagnosed, relapsed or refractory and those that have undergone stem cell transplants. We believe crenolanib is the only FLT3-targeted TKI with the following three attributes necessary to substantially improve patient outcomes:

•	A pan-FLT3 inhibitor is needed to eradicate all variant FLT3-mutated cells to reduce the risk of FLT3 mutation-driven relapse.

In addition to the most common FLT3-ITD and FLT3-TKD mutations, additional FLT3 variant mutations and several resistance-conferring mutations have been reported in AML patients. Consequently, there is a need for a pan-FLT3 inhibitor that can overcome not just FLT3-ITD and FLT3-TKD mutations, but all activating FLT3 mutations to provide deep and durable remissions.

Crenolanib advantage: Crenolanib is a pan-FLT3 inhibitor that has shown activity against FLT3-ITD, FLT3-TKD and novel variant mutations in preclinical studies as well as clinical trials. We believe that by inhibiting the broad spectrum of FLT3 mutations crenolanib may reduce the risk of relapse.

In addition, as a Type I inhibitor, crenolanib binds to and inhibits all conformations of its target receptors. In contrast, Type II inhibitors only bind to the inactive receptor conformation and are therefore unable to inhibit the active conformation produced by TKD mutations. Patients treated with Type II inhibitors frequently acquire resistance-conferring TKD mutations at relapse, presenting a significant hurdle to achieving a lasting clinical benefit.

•	AML is a highly heterogeneous disease driven by multiple mutations; therefore, a FLT3-targeted TKI must be able to combine with other agents in order to provide durable remissions.

AML is a highly heterogeneous disease with multiple mutations contributing to disease progression, response to treatment and likelihood of relapse. For this reason, monotherapy treatment with a FLT3 inhibitor does not appear to be sufficient to provide durable remissions and improve long-term outcomes for patients.

While the monotherapy data for the FLT3 inhibitor gilteritinib showed a CRc rate of 41%, the median duration of response was only 20 weeks, and estimated OS at one year was only 20%. Similarly, while the monotherapy data for the FLT3 inhibitor quizartinib showed a CRc rate of 47%, the median duration of response was only 5.3 weeks, and estimated OS at one year was less than 10%. As a result of the limited efficacy of these monotherapies, there remains a significant need for more effective therapies in relapsed or refractory FLT3-mutated AML.

Crenolanib advantage: Clinical development of crenolanib is focused on combinations with chemotherapy in both newly diagnosed and relapsed or refractory FLT3-mutated AML.

In post-hoc pooled analyses of our Phase I/II clinical trials, we have observed high rates of durable remission in patients treated with crenolanib in combination with various intensive chemotherapy regimens. Due to its high selectivity and potential for best-in-class safety profile, we believe crenolanib is the only targeted FLT3 therapy that can be combined with intensive chemotherapy that patients can tolerate at a full dose. We believe this is unique in the AML space, where toxicity has historically limited optimal dosing of FLT3 inhibitors.

•	To maximize the benefit of a FLT3-targeted TKI combined with chemotherapy, it is important to achieve continuous and complete inhibition of FLT3.

Due to their tolerability and toxicity profiles, many FLT3 inhibitors require dose reductions or intermittent dosing, such as two weeks on and two weeks off, when combined with intensive chemotherapy. We believe this leads to less-than-optimal inhibition of FLT3 by allowing proliferation to resume, which may increase the risk of relapse.

Crenolanib advantage: Based on safety and pharmacokinetic data from clinical studies, we believe crenolanib has the potential to be the only known FLT3 inhibitor that is currently in clinical development that can be dosed continually at full strength between chemotherapy cycles. Consequently, crenolanib may have the opportunity to fully inhibit FLT3 signaling over the entire duration of treatment, which we believe may produce durable remissions and low rates of relapse. Crenolanib in combination with intensive chemotherapy has been associated with more thorough elimination of leukemic cells and a high rate of FLT3 clearance.

In preclinical studies, crenolanib has selectively and potently inhibited FLT3, PDGFRα and PDGFRβ versus other kinases, as demonstrated by the lower dose required to inhibit these kinases as illustrated below. Further, in preclinical studies, crenolanib has shown more than 100-fold selectivity for FLT3 compared to the KIT kinase, which is associated with myelosuppression, or a decrease in healthy bone marrow activity. We believe this is particularly important in a combination therapy strategy as chemotherapy alone also typically causes myelosuppression.

Receptor Tyrosine Kinase	Crenolanib Kd (nM)
FLT3	0.74
PDGFRβ	2.1
PDGFRα	3.2
KIT	78

Crenolanib specifically inhibits FLT3, PDGFRβ and PDGFRα, while avoiding inhibition of KIT. Kd is a measure of binding affinity.

In clinical studies, crenolanib had a half-life of approximately six to eight hours and a predictable, linear clearance profile. It was also well tolerated when co-administered with other drugs frequently used to manage typical side effects of AML patients undergoing treatment, including fungal infections.

Crenolanib Opportunity in Relapsed or Refractory FLT3-Mutated AML

FLT3 mutations are highly present in relapsed or refractory AML and are associated with especially poor outcomes. Studies have shown that FLT3 mutations are present in over 50% of relapsed or refractory AML patients, compared to approximately one-third of newly diagnosed AML patients. One clinical trial assessing mutations in 53 AML patients reported that 88% of FLT3-ITD and 9% of FLT3-TKD mutations that were detected at initial diagnosis were still present at the time of relapse. Furthermore, 31% of patients without FLT3 mutations at initial diagnosis had acquired FLT3-ITD mutation by the time of relapse.

Numerous studies have reported the high rate of resistance and low rates of response of FLT3-mutated patients to chemotherapy and FLT3 inhibitor monotherapy. According to those studies, the median OS for these patients ranges between four and seven months.

We believe that a potent, selective FLT3-targeted TKI that can shut down aberrant FLT3 signaling over the entire dosing period when combined with intensive chemotherapy can meaningfully improve clinical outcomes in these patients. We believe that crenolanib is the only FLT3-targeted TKI currently in development that fits this profile.

Clinical Trials in Relapsed or Refractory FLT3-Mutated AML

The following is a summary of our and other trial sponsors’ key clinical trials in patients with relapsed or refractory FLT3-mutated AML.

Phase I/II Clinical Trials Evaluating the Safety of Crenolanib in Relapsed or Refractory FLT3-Mutated AML when Added to Intensive Chemotherapy

Three clinical trials (ARO-007, ARO-010 and ARO-011) have been conducted across 43 patients, 32 of whom were positive for FLT3 mutations, to evaluate the safety and tolerability of crenolanib when administered in relapsed or refractory AML patients added to a broad range of intensive chemotherapy regimens. In each of these clinical trials, patients continue to be monitored for survival and several patients continue to receive crenolanib maintenance. While not designed to evaluate efficacy, a post-hoc analysis of these studies revealed encouraging results in the subset of 19 patients with FLT3 mutations that previously received no more than two prior therapies and that had not received treatment for myelodysplastic syndrome, or MDS.

ARO-010 was a single-site, dose-escalation clinical trial designed to assess the safety of crenolanib in combination with intensive chemotherapy in relapsed or refractory FLT3-mutated AML patients with one or more prior therapies. Crenolanib was administered following both induction chemotherapy and consolidation with chemotherapy and/or stem cell transplant. Eligible patients could receive up to one year of crenolanib maintenance. A total of 20 FLT3-mutated patients with median age of 59 (range 19 to 77) were enrolled and treated with crenolanib added to intensive chemotherapy. Patients were heavily pretreated, with a median of three prior therapies (range one to nine) and 70% of patients were previously treated with FLT3-targeted TKIs.

ARO-011 was a multi-site clinical trial designed to assess the safety of crenolanib in combination with intensive chemotherapy in relapsed or refractory AML patients with only one prior therapy (including FLT3-mutated as well as non-mutated FLT3 AML). In this clinical trial, crenolanib was only administered following induction chemotherapy and was not offered as single agent maintenance. A total of 16 patients with a median age of 65 (range 36 to 78) were enrolled and treated with crenolanib added to intensive chemotherapy. Five patients had FLT3 mutations, ten patients were negative for FLT3 mutations and the FLT3 status was unknown for one patient.

ARO-007 was an investigator-initiated, multi-site clinical trial designed to assess the safety of crenolanib in combination with intensive chemotherapy in relapsed or refractory FLT3-mutated AML patients with only one prior therapy. A total of seven patients with a median age of 58 (range 34 to 65) meeting these criteria were enrolled and treated with crenolanib added to intensive chemotherapy. Four patients had relapsed within one year of stem cell transplant and three patients were refractory to first line chemotherapy.

Across all three trials, continuous dosing of crenolanib at the full monotherapy dose (100 mg thrice daily) was found to be well tolerated, following intensive chemotherapy regimens. Common adverse events which occurred in 10% or more patients and were attributed by the investigator to crenolanib were diarrhea, nausea, vomiting, and decreased appetite. All of these events were Grade 3 or below, with the majority being Grade 1 or 2. Side effects were generally well managed with anti-emetic and anti-diarrheal medications.

Encouraging results were seen in a post-hoc efficacy analysis in the pooled subset of 19 patients with FLT3 mutations who had received no more than two prior therapies with no prior treatment for MDS. These criteria form the basis of our Phase III pivotal clinical trial in relapsed or refractory FLT3-mutated AML.

In the subset of patients meeting our Phase III criteria, treatment with crenolanib combined with intensive chemotherapy resulted in 13 of 19 patients (68%) achieving a CRc. The median age of these patients was 58 (range 31 to 75) and included seven patients (37%) who were refractory to first line treatment, four patients (21%) with prior stem cell transplant and three patients (16%) who were refractory to treatment with FLT3-targeted TKIs including sorafenib and midostaurin. All patients in this subset who were refractory to, or had relapsed after, treatment with other FLT3-targeted TKIs achieved CRc. Four of five patients who did not achieve CRc received stem cell transplants and remain in follow-up monitoring duration of survival.

Minimal residual disease, or MRD, a highly sensitive test for cellular markers of leukemia, was evaluated at the time of response at the discretion of the treating physician for five patients (four CRc patients and one patient with 10% bone marrow blasts). Three patients, all of whom had achieved CRc, were negative for MRD, indicative of a deep response to intensive chemotherapy combined with crenolanib. As of June 2018, six of the 19 patients in this pooled subset have relapsed and seven patients have died. Of the seven deaths, one occurred in remission. The median EFS and median OS are estimated to be 7.8 months and 16.9 months, respectively.

Our post-hoc analysis of these clinical trials revealed that FLT3-mutated patients who had received three or more prior therapies and/or prior treatment for MDS had poor results. As a result, we excluded this patient population from the pooled subset analysis and designed our Phase III clinical trial (ARO-013) to exclude such patients.

We believe these data suggest that the combination of crenolanib with chemotherapy in patients with relapsed or refractory FLT3-mutated AML after no more than two prior lines of therapy has the potential to produce high rates of durable remission and that the addition of crenolanib could, if successfully developed and approved, significantly improve upon the current standard of care.

Pivotal Phase III Clinical Trial Evaluating Crenolanib Combined with Chemotherapy in Relapsed or Refractory FLT3-Mutated AML

We have initiated ARO-013, a double-blinded Phase III clinical trial evaluating crenolanib versus placebo when combined with chemotherapy in relapsed or refractory FLT3-mutated AML patients. We believe the combination of a FLT3 inhibitor with intensive chemotherapy is the best strategy for achieving durable remissions and meaningfully extending survival in this setting. To our knowledge this is the only Phase III clinical trial of a FLT3-targeted TKI combined with intensive chemotherapy. We believe this encouraging tolerability profile provides us an advantage over competing TKIs.

The primary endpoint is EFS with an initial interim data readout after 130 events, which is expected during the first half of 2020. The primary analysis will occur after approximately 260 events and is expected in late 2021. We assumed that the control arms would achieve higher EFS rates than those supported by historical data published in the literature and conservatively assumed that the crenolanib treatment arms would experience shorter EFS compared to what we have demonstrated in Phase I/II clinical trials to date.

ARO-013 has been designed with broad inclusion criteria to accurately reflect the real-life characteristics of relapsed or refractory FLT3-mutated AML patients, including prior treatment with FLT3-targeted TKIs. As shown below, we expect to enroll up to approximately 320 relapsed or refractory FLT3-mutated AML patients into a randomized, two-arm clinical trial to receive either crenolanib or placebo in addition to intensive chemotherapy followed by consolidation (chemotherapy and/or stem cell transplant). Patients who achieve a remission may continue on crenolanib or placebo as single-agent maintenance therapy for up to 12 months. We received feedback on the clinical trial design during the pre-Phase III clinical trial meeting with the FDA in May 2017 and initiated the trial in April 2018.

ARO-013 study design

If the results of this clinical trial show a statistically significant and clinically meaningful benefit, we plan to submit for regulatory approval of crenolanib for the treatment of relapsed or refractory FLT3-mutated AML patients in combination with intensive chemotherapy and consolidation, and as single-agent maintenance therapy.

Recent Advances for Newly Diagnosed FLT3-Mutated AML

With standard induction and consolidation chemotherapy, patients with newly diagnosed FLT3-mutated AML have a particularly poor prognosis. In a recently reported clinical trial, FLT3-ITD patients had the worst survival outcome among AML mutations, with a median OS of 15.2 months and four-year survival of just 28%. This contrasts with a median OS across all AML patient subgroups of 25.4 months and a four-year survival of 39%.

In 2017, the FDA and EMA approved Rydapt (midostaurin), a FLT3 multi-kinase inhibitor, in combination with standard cytarabine and daunorubicin induction chemotherapy for the treatment of newly diagnosed FLT3-mutated AML. Although the approvals are a new advancement for newly diagnosed patients, data suggest a moderate improvement in survival. For example, in its pivotal Phase III clinical trial, midostaurin demonstrated a four-year OS of 51.4% compared to 44.3% for the placebo arm. Furthermore, the four-year EFS rate was 28.2% in the midostaurin group compared to 20.6% in the placebo group.

Clinical Trials in Newly Diagnosed FLT3-Mutated AML

The following is a summary of our key clinical trials in patients with newly diagnosed FLT3-mutated AML.

Phase II Combination Clinical Trial of Crenolanib in Newly Diagnosed FLT3-Mutated AML

Prior to initiating our Phase III clinical trial, we conducted a clinical trial designed to evaluate the safety and efficacy of crenolanib combined with standard induction chemotherapy in newly diagnosed patients with FLT3-mutated AML. A 100 mg thrice daily dose of crenolanib was initiated following induction chemotherapy and continued until 72 hours prior to the next cycle of chemotherapy or conditioning for stem cell transplant. After conclusion of chemotherapy or stem cell transplant, patients were eligible to receive up to one year of crenolanib maintenance. Forty-four patients with a median age of 57 (range 19 to 75) were enrolled and treated with intensive chemotherapy followed by crenolanib.

Of the 44 patients, 27 patients would have met the criteria for our Phase III clinical trial, which generally follows the eligibility criteria for the Rydapt RATIFY trial (age 60 or younger, no prior treatment for MDS), and were evaluable for response. Of these patients that met the criteria, 16 received induction therapy with cytarabine/daunorubicin followed by crenolanib and 11 received induction with cytarabine/idarubicin followed by crenolanib.

When administered following induction chemotherapy, continuous dosing of crenolanib at the full monotherapy dose (100 mg thrice daily) has been well tolerated with only three patients (11%) requiring crenolanib dose reductions during induction. This stands in contrast to other TKIs where it is standard practice to reduce the dose and the duration of TKI treatment when combined with chemotherapy.

Based on interim results from this clinical trial, crenolanib added to standard induction chemotherapy improved long term outcomes in newly diagnosed FLT3-mutated AML patients 60 years of age or younger and resulted in a high rate of MRD negativity and a high rate of FLT3 clearance, two factors indicative of deep molecular remission and associated with reduced risk of relapse. Based on our analysis of interim data from this trial to date, twenty-three of the 27 (85%) patients who would have met the enrollment criteria for our Phase III clinical trial have achieved CRc; 21 of these 27 (78%) patients achieved CRc after just one cycle of induction therapy followed by crenolanib. A similar CRc rate was observed in the 17 patients who would not have been eligible for our Phase III clinical trial.

Furthermore, within the subset of patients who would have met the enrollment criteria for our Phase III clinical trial and who achieved CRc after the first cycle of induction, we evaluated 17 patients for FLT3 mutation clearance and 16 patients for MRD negativity. FLT3 mutations were cleared and MRD was negative in 94% of patients. Only one patient with FLT3 mutation clearance has relapsed to date.

With a median follow-up of 24 months, 22 of the 27 (81%) patients who would have met the criteria for our Phase III clinical trial were alive as of May 2018. Of the five deaths that occurred in this subset, two patients were refractory, two patients had relapsed without completing a single full cycle of maintenance and one patient died of complications due to transplant. Importantly, no deaths have occurred in the past 18 months.

Overall Survival of newly diagnosed patients age 60 or younger treated with crenolanib and chemotherapy on ARO-006

As shown below, as of May 2018, only three of 23 patients (13%) who achieved a CRc have relapsed, and none of the patients who relapsed had completed a cycle of crenolanib maintenance.

Cumulative incidence of relapse in newly diagnosed patients treated with crenolanib and chemotherapy on ARO-006

Of the 23 patients who achieved a CRc, 16 received consolidation with stem cell transplant and seven received consolidation with only high dose cytarabine chemotherapy, or HiDAC, and crenolanib. The relapse rates were similar between the 16 patients who received stem cell transplant (13%) and the seven who did not (14%). Furthermore, the OS rates of patients who received stem cell transplant and those who did not were similar at 87% and 80%, respectively. We believe these data suggest that the low relapse rate and prolonged survival are not due to stem cell transplant, but result from the addition of crenolanib to intensive chemotherapy.

Comparable overall survival of patients who received stem cell transplant consolidation (left) compared to consolidation with HiDAC only (right)

As of May 2018, median EFS had not yet been reached for the 27 patients who would have been eligible for the Phase III newly diagnosed clinical trial (ARO-021).

Phase III Head-to-Head Clinical Trial of Crenolanib versus Midostaurin in Newly Diagnosed FLT3 AML (ARO-021)

Based on interim results observed in our ARO-006 clinical trial, we initiated a Phase III, head-to-head comparison of crenolanib versus midostaurin, which we believe has the potential to define crenolanib as the new standard of care for newly diagnosed FLT3-mutated AML patients. A pre-Phase III meeting was held with the FDA on May 26, 2017, where we obtained feedback and guidance on the trial design described below. To support potential global registration filings, we plan to enroll patients at clinics across North America, Europe and Asia to compare the efficacy of crenolanib to midostaurin when added to standard first line induction chemotherapy.

ARO-021 will enroll newly diagnosed FLT3-mutated AML patients between 18 and 60 years of age and eligible for intensive chemotherapy. We estimated this clinical trial sample size by analyzing events within the ARO-006 clinical trial, which yielded an EFS of 21.5 months. As shown below, we expect to enroll up to approximately 500 patients randomized into two trial arms to compare crenolanib with midostaurin when added to cytarabine/daunorubicin regimen backbone in both treatment arms. Patients who respond to induction can proceed to receive HiDAC consolidation chemotherapy followed by crenolanib/midostaurin and/or allogeneic hematopoietic cell transplantation, allo-HCT. Single agent maintenance of crenolanib will be allowed after HiDAC or transplant in the treatment arm and single agent maintenance of midostaurin will be permitted in settings in which the TKI has been approved.

ARO-021 study design

The primary endpoint is EFS and secondary endpoints include OS, relapse-free survival, CRc and duration of response.

The clinical trial has been launched in the United States with the first patient anticipated to be dosed in the second half of 2018. Enrollment is expected to take three years, followed by a two-year follow up after the last patient is enrolled. The first interim analysis is expected to be conducted in the second half of 2021. If the clinical trial results show a statistically significant and clinically meaningful benefit, we plan to submit a supplemental NDA for crenolanib for the treatment of newly diagnosed FLT3-mutated AML patients in combination with induction chemotherapy, consolidation and as single-agent maintenance therapy.

Additional Ongoing and Completed Clinical Trials of Crenolanib in FLT3-Mutated AML

Phase II Clinical Trial of Crenolanib Maintenance in Patients Undergoing Allogeneic Stem-Cell Transplantation for FLT3-Mutated AML (ARO-009)

In September 2015, we initiated ARO-009, a Phase II clinical trial evaluating the tolerability of crenolanib as single agent maintenance therapy in the post-transplant setting for patients with FLT3-mutated AML. In addition to the safety and dosage determination, we are also exploring the effect of crenolanib in reducing leukemic relapse in these post-transplant patients.

This clinical trial is ongoing at a single center in the United States. An interim analysis presented at the 2018 annual meeting of the European Hematology Association suggests that crenolanib was generally well tolerated as single agent maintenance after bone marrow transplant. As of May 2018, five of these patients remain on treatment.

These interim results suggest that crenolanib has been well tolerated when administered at a dose of 160 mg to 240 mg total daily in the post-stem cell transplant setting. Based on these results, post-stem cell transplant crenolanib maintenance will be offered at 100 mg twice daily (200 mg daily) in ongoing Phase III clinical trials in AML.

Monotherapy Clinical Trials of Crenolanib in FLT3-Mutated AML (ARO-004 and ARO-005)

We conducted two proof-of principle monotherapy clinical trials (ARO-004 and ARO-005) of crenolanib in relapsed or refractory FLT3-mutated AML. Sixty-nine patients with FLT3-mutated AML were treated with crenolanib. Thirty-nine patients were enrolled who had relapsed after both chemotherapy as well as prior FLT3-targeted TKIs. Eleven patients were enrolled with relapsed FLT3-mutated AML after an antecedent hematological disorder.

Crenolanib monotherapy resulted in a reduction in circulating blasts, with 47 patients (68%) showing at least 50% reduction in peripheral blasts. Responses to monotherapy were observed in patients with FLT3-ITD, FLT3-D835 or FLT3-ITD+FLT3-D835 mutations. Patients who had progressed on other FLT3-targeted TKIs including gilteritinib, quizartinib and/or midostaurin remained sensitive to single-agent crenolanib, suggesting that crenolanib was able to overcome secondary FLT3 mutations acquired from prior FLT3-targeted TKI treatments.

Acquisition of secondary FLT3 mutations such as FLT3-D835 are frequently reported in patients who relapse after treatment with other FLT3-targeted TKIs. In a retrospective analysis of patients who relapsed after treatment with crenolanib monotherapy, deep sequencing revealed no evidence of acquisition or increase in FLT3-D835 mutations at the time of relapse suggesting this is not a mechanism of crenolanib resistance. Deep sequencing of crenolanib treated patients also indicated that monotherapy eliminated several other variant FLT3 mutations including A833S, D839Y/G and N841K.

Phase I Clinical Trial of Crenolanib in Pediatric FLT3-Mutated AML (ARO-008)

We conducted a joint Phase I clinical trial with St. Jude Children’s Research Hospital (ARO-008) to evaluate crenolanib combined with sorafenib in pediatric patients with relapsed or refractory hematological malignancies with FLT3 mutations. Nine children were enrolled and administered crenolanib continually at 66.7 mg/m2 thrice daily starting day one and sorafenib was administered at two dose levels continually from day eight. Of the nine patients, five patients had progressed after frontline treatment which included sorafenib; the other four patients had progressed after standard chemotherapy.

Crenolanib 66.7 mg/m2 thrice daily was well tolerated with no patient requiring crenolanib dose reduction. Sorafenib was administered to the first three patients at 150 mg/m2 once daily and for the next six patients at 200 mg/m2 once daily. Pharmacokinetic data from the first three patients showed adequate crenolanib steady-state concentrations to inhibit both non-mutated and mutated FLT3. Crenolanib concentrations were not altered by the addition of sorafenib 150 mg/m2 once daily.

Three patients achieved CRc and one achieved a partial remission. Four patients had resistant disease, although two had transient benefit from crenolanib as determined by bone marrow blast percentage. One patient was not evaluable. One patient remains alive and had completed one year of crenolanib as post-transplant maintenance as of January 2018. Median OS in the trial was 7.3 months. Even in patients with prior exposure to sorafenib, this combination showed clinical benefits, represented by rapid reduction of bone marrow or peripheral blasts, and was able to improve quality of life. Based on these results, we may conduct additional clinical trials evaluating crenolanib in pediatric patients with FLT3-positive AML.

Crenolanib – An Oral PDGFR Inhibitor for Solid Tumors

PDGFR is a family of tyrosine kinase growth factor receptors that regulate cell division. PDGFR signaling is most closely associated with mesenchymal cells, but is also widely expressed in the CNS. The activation of this receptor signals an intracellular rearrangement which leads to downstream cascades promoting proliferation.

Aberrations in PDGFR, including mutations, deletions and amplifications, frequently occur in a number of solid tumor types. Tumor types for which PDGFR is altered in at least 10% of cases includes GIST, GBM, lung, melanoma, bladder, prostate, colorectal and ovarian cancers.

GIST Disease Background

GIST is the most common soft tissue sarcoma of the gastrointestinal tract with an estimated 3,300-6,000 new GIST cases each year in the United States. Patients diagnosed with localized GIST undergo potentially curative tumor resection, and the TKI imatinib is given to high-risk, resected patients to prolong the time to recurrence. Unresectable or metastatic patients typically receive imatinib, followed by the TKIs sunitinib and regorafenib as the disease progresses.

In approximately 5% of patients with GIST, a mutation in the PDGFRA gene, known as D842V, leads to primary resistance to the above-mentioned targeted therapies and is associated with markedly inferior survival in patients with advanced or metastatic disease. Currently, there are no approved targeted therapy options for PDGFRα D842V-mutated GIST.

Crenolanib Opportunity in GIST

We conducted a dose-finding, multi-center Phase II clinical trial (ARO-002) designed to assess the anti-tumor efficacy of single agent crenolanib in patients with advanced GIST harboring D842-related activating mutations or deletions in the PDGFRA gene. The primary endpoint of the clinical trial was the clinical benefit rate, and the progression free survival, or PFS, rate at six months was a secondary endpoint.

Twenty patients were enrolled in the clinical trial to evaluate four different crenolanib dosing regimens, leading to selection of 100 mg thrice daily as the dosing regimen for the ongoing Phase III clinical trial. The patient population was heavily pretreated prior to clinical trial entry. Sixteen of the 20 patients had progressed on prior approved and experimental TKI therapies. Crenolanib was well tolerated with seven out of 20 patients (35%) remaining on crenolanib for more than seven months and two patients (10%) staying on crenolanib for over one year. The overall clinical benefit rate, which is the sum of partial response (reduction in tumor size) and stable disease (lack of tumor growth), for the evaluable patient population was 31%.

Crenolanib has been granted Orphan Drug designation for soft tissue sarcoma in the United States by the FDA and in the European Union by the EMA. In October 2016, crenolanib was granted Fast Track designation status by the FDA in PDGFRα D842V-mutated unresectable or metastatic GIST.

Phase III Pivotal Clinical Trial for Crenolanib in GIST

On the basis of the results from our Phase II clinical trial, we initiated CrenoGIST (ARO-012), a randomized, double-blind, placebo-controlled Phase-III clinical trial in patients with advanced or metastatic PDGFRα D842V GIST in April 2017. In this global clinical trial, up to approximately 120 patients will be enrolled and randomized 2:1 to receive single agent crenolanib 100 mg oral thrice daily or placebo oral thrice daily. The primary endpoint will be PFS. We will also compare OS, objective response rate, as well as the safety and tolerability between the two arms. An interim analysis of PFS is expected in 2020 and will take place when approximately 50 PFS events have occurred or when 60 subjects have reached six months of follow-up, whichever comes first. The primary analysis is expected in 2022. This trial is currently open in 18 sites in Europe and six sites in the United States. We believe that crenolanib has the potential to dramatically improve outcomes for these patients.

Crenolanib – An Oral PDGFRα Inhibitor for Glioma

Glioma Disease Background

Gliomas are the most common primary malignant brain tumors, accounting for 81% of all brain tumor malignancies. In the United States the annual incidence of GBM, the most malignant form of glioma, is over 10,000. The prognosis of GBM remains extremely poor with currently available therapies as demonstrated by a five-year survival rate of only 10%.

For patients with newly diagnosed, resectable GBM, standard of care treatment consists of surgery with or without chemotherapy, followed by radiation therapy. The use of standard chemotherapy combined with radiotherapy increases the median survival rate by only 2.5 months. In 2017, the FDA fully approved Avastin for recurrent GBM based on improvement in objective response rate, even though it did not confer a survival advantage or demonstrate improvement in disease-related symptoms. Thus, there remains an unmet medical need for new and effective drugs for the treatment of GBM.

Crenolanib Opportunity in Glioma

The PDGF pathway is one of the most consistently altered cellular signaling pathways in glioma. Increased PDGF pathway activity, via activating mutations or amplification of PDGFRα, has been reported in approximately 33% of adult patients with GBM. There are no drugs approved for glioma patients that target PDGFRα, and patients with increased PDGFRα activity have a poorer prognosis. As a highly potent and selective PDGFRα inhibitor, crenolanib is a promising drug candidate for treatment of PDGFRα amplified or mutated GBM.

We conducted a clinical trial (ARO-BRE-001) of crenolanib in adult patients with glioma to determine the pharmacokinetics of crenolanib and its ability to inhibit PDGFR signaling. Ten patients were enrolled in the clinical trial, eight of whom received crenolanib for at least three days prior to surgical resection of their tumors. Crenolanib levels were measured in each of the resected brain tumor samples. In all tumor samples, the concentration of crenolanib exceeded the level needed to block PDGFRα signaling, as suggested by preclinical studies.

We also conducted a joint Phase I clinical trial with St. Jude Children’s Research Hospital (ARO-003) to determine the appropriate dosage of crenolanib as a single agent or in combination with radiotherapy in pediatric patients with diffuse intrinsic pontine glioma. The children in this clinical trial were not screened for mutations prior to treatment; however, we believe that approximately 30% of tumors would harbor the PDGFRα mutation in this tumor type. Thirty-two patients were enrolled and treated with crenolanib and concurrent radiation on one arm and

23 patients were enrolled and treated with crenolanib monotherapy on the other arm. Crenolanib was well tolerated when administered in combination with radiotherapy, and we established a maximum tolerated dose of 170 mg/m2 once daily, which approaches the adult maximum tolerated dose of 340 mg once daily. Pharmacokinetic results were not significantly different in crushed versus intact tablets. Six patients remained on treatment for more than 12 months, and three of these patients completed all 24 months of crenolanib therapy.

We have initiated a Phase II clinical trial (ARO-015) of crenolanib as a single agent in patients with relapsed or refractory GBM with PDGFRα amplifications. The primary endpoint is PFS at six months. Secondary endpoints include overall response rate, safety profile, symptom burden and OS. A total of 33 evaluable patients will be observed in a two-stage Simon optimum design. The first patient for this clinical trial was enrolled in July 2016, and the clinical trial is ongoing.

Crenolanib – An Oral PDGFRβ Inhibitor for Esophageal and Gastric Cancer

Role of PDGFRβ and VEGF in Angiogenesis

The PDGF pathway also plays a role in angiogenesis, or the formation of blood vessels. In the healthy body, a series of biologic “on” and “off” switches help modulate angiogenesis. The main “on” switches are known as angiogenic growth factors, and the main “off” switches are known as angiogenesis inhibitors.

VEGF stimulates the formation of blood vessels. PDGFRβ signaling is responsible for recruiting cells called pericytes which play a key role in the development and stabilization of blood vessels. Because the size of solid tumors is often limited by blood supply, many solid tumors increase VEGF production to produce new blood vessels and increase PDGFRβ signaling which allows the new vasculature to mature.

Inhibitors of VEGF, such as Avastin (bevacizumab), have been approved in multiple different cancer types, including colorectal cancer, non-small cell lung cancer, or NSCLC, ovarian cancer, cervical cancer, renal cell carcinoma, or RCC, and GBM. Eli Lilly’s Cyramza (ramucirumab) is approved in gastric cancer, colorectal cancer and NSCLC. Small molecule inhibitors of VEGF have also been approved across cancer types, such as Pfizer’s Intyla (axitinib), which is approved in advanced RCC and AstraZeneca’s Caprelsa (vandetanib), which is approved in late-stage medullary thyroid cancer. These VEGF inhibitors have critical importance in targeting the angiogenesis axis across multiple solid tumors.

However, despite early efficacy of currently approved VEGF inhibitors, as blood vessels mature in advanced stages of aberrant angiogenesis, they become resistant to currently available therapies. This increased resistance to VEGF inhibitors is thought to be related to the presence of pericytes as a result of cancers up-regulating other angiogenesis pathways including those involving PDGFRβ.

Crenolanib Potential in Anti-angiogenesis

As a potent inhibitor of PDGFRß, we believe that the combination of crenolanib with inhibitors of VEGF or VEGFR, the cellular receptors activated by VEGF, could significantly improve the treatment of various solid tumors.

In a Phase Ib clinical trial in patients with relapsed or refractory advanced solid tumors conducted by Pfizer, crenolanib was combined with docetaxel chemotherapy with or without axitinib, a VEGF receptor TKI. Nine patients were treated with crenolanib, docetaxel and axitinib and remained on treatment for a median of six cycles (range 3 to 16). Of the seven evaluable patients, all achieved stable disease. This triple combination cohort included three patients with NSCLC and one patient with esophagogastric adenocarcinoma.

Esophageal and Gastric Cancer Background

In 2016, over 43,000 patients in the United States were diagnosed with esophageal or gastric cancer. Currently, despite the combination of chemotherapy and/or chemoradiation strategies with surgery, most patients with locally advanced disease will eventually develop recurrence and receive systemic palliative chemotherapy.

Crenolanib Opportunity in Esophageal and Gastric Cancer

We have initiated ARO-017, a single-arm Phase I/Ib clinical trial of crenolanib combined with the VEGFR inhibitor ramucirumab and paclitaxel chemotherapy, as second-line therapy for patients with advanced/metastatic adenocarcinoma of the esophagus, gastroesophageal junction, or GEJ, or stomach. The dose escalation phase of the trial will enroll up to 18 patients at three crenolanib dose levels to determine the maximum tolerated dose. The dose expansion phase will enroll an additional 20 patients who will be treated at the maximum tolerated dose of crenolanib and evaluated for response.

Crenolanib will be administered twice daily in combination with ramucirumab (days eight and 21) and paclitaxel (days eight, 15 and 21) for up to six cycles, after which patients may continue to receive cycles of crenolanib and ramucirumab until disease progression.

The primary objective of this clinical trial will be to define the maximum tolerated dose of oral continuous dosing of crenolanib plus ramucirumab/paclitaxel in patients with advanced gastric or GEJ adenocarcinoma. Secondary objectives include PFS and OS. The first patient was enrolled in this clinical trial in June 2017, and the clinical trial is ongoing.

Safety and Pharmacokinetic Profile of Crenolanib

In multiple clinical trials in over 400 patients, including 64 children, crenolanib has been well tolerated when administered either as a single agent or in combination with other TKIs, intensive chemotherapy or concurrent radiation. The most common toxicities attributed to crenolanib, when given as a single agent, have included nausea, vomiting and diarrhea, which were well managed with standard anti-emetics or anti-diarrheals. Crenolanib has less frequently (less than 5%) been associated with elevated hepatic transaminases, worsening of fluid retention and gastro-intestinal hemorrhages which most often occurred in severely thrombocytopenic AML patients.

In clinical studies of crenolanib in combination with intensive chemotherapy, we have observed a similar safety profile as reported in monotherapy trials. The most commonly attributed events have been manageable gastrointestinal toxicities: diarrhea, nausea, vomiting, and decreased appetite. Crenolanib has been well-tolerated at full monotherapy doses (100 mg thrice daily) administered continually following a range of intensive chemotherapy regimens.

Intellectual Property

Overview

Our success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for our product candidates and other discoveries, inventions, trade secrets and know-how; to operate without infringing on the proprietary rights of others; and to prevent others from infringing our proprietary or intellectual property rights. We are actively expanding our intellectual property portfolio. Our ability to stop third parties from making, using, selling, offering to sell or importing our products will depend on the extent to which we have rights under our valid and enforceable patents or trade secrets that protect these activities in the U.S. and overseas.

We pursue patent protection around the world directed to our product and product candidates in an effort to establish intellectual property positions regarding new chemical entities as well as uses of new chemical entities in the treatment of diseases. Patent prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the U.S. Patent and Trademark Office, or the USPTO, and foreign equivalents are often significantly narrowed by the time they issue, if they issue at all. We expect this may be the case with respect to our pending patent applications referred to below.

Our intellectual property strategy seeks to provide multiple layers of protection for our product and product candidates, through the prosecution of a number of different types of patent applications in the United States and worldwide including; (1) patent rights with claims directed to the composition of matter for our product and product candidates; (2) patent rights directed to the standard or innovative manufacturing processes of our product and product candidates; and (3) patent rights directed to methods of treatment for additional medical applications for our product and product candidates. Our intellectual property portfolio for crenolanib is summarized below.

The foundation of crenolanib’s patent estate is based on intellectual property exclusively licensed to us pursuant to the Pfizer License Agreement. See “—License Agreements— Pfizer License Agreement.” As of June 15, 2018, we have exclusively in-licensed from Pfizer approximately three issued U.S. patents, 168 issued non-U.S. patents, and 23 non-U.S. patent applications pending in a number of foreign jurisdictions related to composition of matter, the method of manufacturing of crenolanib and the compound library. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, crenolanib’s in-licensed issued U.S. patents are expected to expire between 2020 and 2024, excluding any additional term for patent term adjustments or patent term extensions.

As of June 15, 2018, we owned approximately seven issued U.S. patents, four pending U.S. patent application, 77 non-U.S. patent applications pending or granted in a number of jurisdictions, and one pending Patent Cooperation Treaty, or PCT, patent application relating to crenolanib. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the issued U.S. patents are expected to expire in 2033, excluding any additional term for patent term adjustments or patent term extensions.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. See “—Government Regulation —U.S. Patent Term Restoration and Marketing Exclusivity” below for additional information on such exclusivity. In the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those drugs, depending upon the length of the clinical trials for each drug and other factors. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents.

As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property position for our product candidates and technologies will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, our pending patent applications, and any patent applications that we may in the future file or license from third parties may not result in the issuance of patents. We also cannot predict the breadth of claims that may be allowed or enforced in our patents. Any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot be certain of the priority rights of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications in the United States or other jurisdictions that also claim technology or therapeutics to which we have rights, we may have to participate in interference proceedings, post-grant review, reissue, or reexamination in the USPTO and equivalent foreign courts to determine priority rights of invention, which could result in substantial costs to us even if the eventual outcome, which is highly unpredictable, is favorable to us. In addition, because of the extensive time required for clinical development and regulatory review of a product candidate we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting any protection such patent would afford the respective product and any competitive advantage such patent may provide.

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, by executing confidentiality agreements with third parties, our collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality, and invention assignment agreements with our employees and consultants. We have also executed agreements requiring assignment of inventions with third parties, selected scientific advisors, and collaborators. The confidentiality agreements we enter into are designed to protect our proprietary information and the agreements or clauses requiring assignment of inventions to us are designed to grant us ownership of technologies that are developed through our relationship with the respective counterparty. We cannot guarantee, however, that these agreements will afford us adequate protection of our intellectual property and proprietary information rights.

Trade secrets and know-how can be difficult to protect. In particular, we anticipate that with respect to this technology platform, some of our trade secrets and know-how for which we decide to not pursue additional patent protection may, over time, be disseminated within the industry through independent development and public presentations describing the methodology. A comprehensive discussion on risks relating to intellectual property is provided under “Risk Factors” under the subsection “Risks Related to Our Intellectual Property.”

License Agreements

Pfizer License Agreement

In April 2010, we entered into a license agreement with Pfizer, which we refer to as the Pfizer License Agreement, pursuant to which Pfizer granted to us an exclusive, worldwide and sublicensable license to Pfizer’s and OSI Pharmaceuticals, Inc.’s, or OSI, jointly owned rights in certain patents to develop, manufacture, and commercialize certain specified products, which include crenolanib, for all human and animal therapeutic, prophylactic and diagnostic uses. The licensed patent rights are directed to, among other things, crenolanib. Pfizer also granted to us an exclusive, worldwide, royalty-bearing, and sublicensable license to certain know-how to develop and commercialize certain specified products, which include crenolanib. Our licensed rights are subject to the terms of certain prior agreements between Pfizer and OSI. For additional information on the risks associated with these agreements, see the section titled “Risk Factors—Risks Related to Our Intellectual Property.” Pursuant to the Pfizer License Agreement, we must use, and have used, commercially reasonable efforts to develop and commercialize the licensed products at our sole expense.

Upon execution of the Pfizer License Agreement, we paid to Pfizer an upfront license fee in the low seven figures. We also are required to pay certain regulatory and commercialization milestone payments totaling $12.5 million in the aggregate. We are only obligated to pay such milestones once, regardless of the number of times each milestone is achieved. Pfizer is entitled to a percentage of royalties in the low teens based on net sales of licensed products by us, our affiliates and our sublicensees, and a percentage of non-royalty consideration received from sublicensees. The royalty percentage for net sales of a licensed product in the United States will decrease to a high single digit percentage upon the expiration or abandonment of the last valid licensed U.S. patent claim covering the licensed product. Our obligation to pay royalties will expire on a country-by-country and product-by-product basis upon the later of (i) the expiration or abandonment of the last valid patent claim in such country for such licensed product, (ii) the expiration of any market exclusivity covering such licensed product in such country, and (iii) a low double digit anniversary of the date of the first commercial sale of such licensed product in each country. If we sublicense the licensed patent rights or know-how, we are required to pay Pfizer a low double digit percentage of all sublicense income, except for royalties attributable to net sales of licensed products by the sublicensee. Moreover, we are responsible for any payments that are due to any third parties as a result of our development and commercialization of the licensed products, except that Pfizer will be responsible for any payment obligations it has to OSI under their prior agreements.

We are solely responsible for the prosecution and maintenance for the licensed patent rights. We further are responsible for all costs related to the prosecution and maintenance for the licensed patent rights. If we provide Pfizer a written request to abandon or not file a patent application with respect to any licensed patent rights within a reasonable amount of time prior to any relevant deadline, we are no longer responsible for the costs related to such patent right. However, Pfizer may allow a third-party to prosecute and maintain such patent right and our licensed patent rights under the Pfizer License Agreement will be modified to exclude such patent right.

We have the first right, but not the obligation, to control the enforcement of the licensed patent rights and know-how against third parties, at our own expense. We cannot settle, stipulate to any facts or make any admissions without Pfizer’s prior written consent if such settlement, stipulation or admission would negatively affect the validity, enforceability, scope or non infringement of the licensed patent rights, give rise to liability of Pfizer, its affiliates or OSI, grant a third-party a license or covenant not to sue under any intellectual property controlled by Pfizer, or otherwise impair Pfizer’s or OSI’s rights in any licensed patent rights or know-how. If we provide written notice to Pfizer that we do not intend to exercise our rights to control enforcement of the licensed patent rights and know-how against a third-party, Pfizer or OSI shall have the right to control such enforcement.

Pursuant to the Pfizer License Agreement, we may not assign our rights under the agreement (including by a change of control or assignment by operation of law) without Pfizer’s prior written consent, which consent cannot be unreasonably withheld. However, Pfizer’s written consent is not required for assignment to a publicly traded company that has appropriate capabilities and expertise to fulfill our obligations under the Pfizer License Agreement and whose annual revenues in the 12-month period prior to the assignment are greater than low nine figures.

Unless terminated earlier, the term of the Pfizer License Agreement will expire upon the expiration of the last-to-expire royalty obligation for all of our licensed products. Pfizer has the right to terminate the Pfizer License Agreement in the event we fail to make any payments required by the Pfizer License Agreement, and terminate the Pfizer License Agreement in its entirety or on a country-by-country basis if we challenge any of the licensed intellectual property. Either party may terminate the Pfizer License Agreement in the event of an uncured material breach by the other party. Either party also may terminate the Pfizer License Agreement if the other party becomes subject to bankruptcy or similar events. If Pfizer terminates the Pfizer License Agreement, we must, among other things, grant to Pfizer an exclusive, fully paid-up, royalty-free, worldwide, transferable, perpetual and irrevocable license, with the right to sublicense, to any intellectual property owned by us that is related to the licensed product and conceived solely by us, solely to develop or commercialize the licensed product.

Videra Transactions

In January 2015, we entered into a license agreement with Videra, a company that shares the same pre-IPO shareholder ownership as us. Under the agreement, which we refer to as the Videra Licensing Agreement, we granted to Videra an exclusive (even as to us), worldwide, royalty-bearing, sublicensable license to certain of our owned and in-licensed patent rights and know-how to develop and commercialize Videra’s lead product, 1-(2-(5-(2-methoxyethoxy)-1H-benzo[d]imidazole-1-yl)quinolin-8-yl)piperidin-4-amine, or CP-673,451 for the diagnosis, prevention and treatment of all diseases. We also granted to Videra a non-exclusive, worldwide, royalty-bearing, sublicensable license to certain of our owned and in-licensed patent rights and know-how to develop and commercialize products in any field, excluding certain of our specified products (including crenolanib) in the field of treating, preventing, ameliorating or diagnosing cancer. Videra granted to us an exclusive (even as to Videra), perpetual, worldwide, royalty-free, sublicensable license to certain of its patents and know-how to develop and commercialize crenolanib in the field of treating, preventing, ameliorating or diagnosing cancer. Further, Videra granted to us a non exclusive, perpetual, worldwide, royalty-free sublicensable license under certain of its patents and know-how to commercialize and develop all other products in any field other than certain of our specified products (including crenolanib) in the field of treating, preventing, ameliorating or diagnosing cancer. If either party undergoes a change of control, the licenses granted to Videra will automatically be amended to, among other things, exclude crenolanib in all fields, and the licenses granted to us will automatically be amended to, among other things, exclude CP-673,451 in all fields.

Pursuant to the Videra License Agreement, Videra has the sole control of the development and commercialization of licensed products, and is responsible for all related costs. Videra is obligated to use commercially reasonable efforts to develop and commercialize licensed products worldwide. Videra also is obligated to pay certain milestone payments, which are pass-through payments intended solely to cover our milestone payment obligations to Pfizer under the Pfizer License Agreement, to the extent the milestone events are triggered by a product licensed to Videra. If we are obligated to pay a royalty under the Pfizer License Agreement on the net sales of any licensed product by Videra, we are entitled to a percentage of royalties from Videra in the low teens based on the net sales of such product. The royalty percentage for net sales of a licensed product in the United States will decrease to a high single digit percentage upon the expiration or abandonment of the last valid U.S. patent claim covering the licensed product. Videra’s obligation to pay royalties will expire on a country-by-country and product-by-product basis upon the later of (i) the expiration or abandonment of the last valid patent claim in such country for such licensed product, (ii) the expiration of any market exclusivity covering such licensed product in such country, and (iii) a low double digit anniversary of the date of the first commercial sale of such licensed product in such country.

Each party to the Videra License Agreement is solely responsible for the prosecution and maintenance of its licensed patents. Each party has the first right, but not the obligation, to control the enforcement of its licensed patent rights against third parties, at its own expense.

Unless earlier terminated, the term of the Videra License Agreement will expire on a Videra licensed product-by-Videra licensed product and country-by-country basis upon the expiration of the royalty obligation for such licensed products in such country. We have the right to terminate the Videra License Agreement in its entirety or on a country-by-country basis in the event Videra challenges any of the licensed intellectual property. Either party may terminate the Videra License Agreement in the event of an uncured material breach by the other party or if the other party becomes subject to bankruptcy or similar events. In the event that the Pfizer License Agreement is terminated, Pfizer has the right to assume the Videra License Agreement. However, if Pfizer does not exercise this right, the agreement will automatically terminate.

Moreover, pursuant to an asset purchase agreement with Videra, or the Videra APA, we assigned certain patent applications filed by us related to CP-673,451 in whole to Videra. Under the terms of the Videra APA, Videra purchased from us certain intellectual property, including the United States patent application related to the method of inhibiting FLT3 Kinase with the preclinical asset CP673,451, which was a predecessor compound to crenolanib licensed pursuant to the Pfizer License Agreement, and related data, records and other documentation. We also transferred to Videra our rights under certain contracts a domain name and know-how primarily related to the purchased assets.

Global Holdco Transactions

Prior to the consummation of this offering, we intend to form a new entity, which we refer to as Global Holdco, to which we will transfer the rights to develop and commercialize crenolanib for oncology indications in all territories outside of the United States, the European Union and Canada. We anticipate we will receive consideration in the form of upfront payments, milestone payments and/or royalties. Investors in this offering will not have any rights in, or ownership or control of, Global Holdco.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary drugs. While we believe that our technology, development experience, and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical, and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future.

We compete in the segments of the pharmaceutical, biotechnology, and other related markets that address inhibition of kinases in cancer and other rare genetic diseases. There are other companies working to develop therapies in the field of kinase inhibition for cancer and other diseases. These companies include divisions of large pharmaceutical companies and biotechnology companies of various sizes, including, but not limited to, Takeda Pharmaceutical Company Ltd, Daiichi Sankyo Company, Astellas Pharma US, Inc, Fujifilm Holdings Corp., Selvita S.A., TauTaTis, Inc., Aptose Biosciences Inc, Deciphera Pharmaceuticals, LLC, Oncology Venture ApS and Blueprint Medicines Corporation, each of which are pursuing the development or are currently marketing pharmaceuticals that target the kinases or kinase-signaling pathways in the specific therapeutic areas on which we are focusing. Moreover, it is probable that the number of companies seeking to develop products and therapies for the treatment of unmet needs in oncology will increase.

Many of the companies against which we are competing or against which we may compete in the future, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain FDA, European Commission or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the effectiveness of companion diagnostics in guiding the use of related therapeutics, the level of generic competition and the availability of reimbursement from government and other third-party payers.

If the product candidates for our priority programs are approved for the indications for which our competitors are currently planning clinical trials, they may compete with the drugs discussed below and will likely compete with other drugs that are currently in development.

Competition for FLT3-positive AML

Currently, Rydapt (midostaurin) is the only approved targeted therapy for newly diagnosed FLT3-positive AML in the United States and Europe. Rydapt is only approved in combination with intensive chemotherapy. For many patients who are unable to tolerate toxicities associated with current approved traditional chemotherapies, including cytarabine, daunorubicin, idarubicine and Mitoxantrone, only palliative treatment is available. Because of the lack of treatment options for this patient population, commercially available kinase inhibitors, such as Pfizer’s Sutent (sunitinib) and Bayer’s and Onyx’s Nexavar (sorafenib), are often used off-label for the treatment of AML despite the low response rate observed with these drugs. Sutent and Nexavar, two multi-kinase inhibitors that inhibit the FLT3 kinase, are approved for the treatment of certain solid tumors; however, these drugs also inhibit other kinases with equal or greater potency and are not approved for the treatment of AML. Sutent is approved as monotherapy for RCC, GIST, and pancreatic neuroendocrine tumors, or pNET. Nexavar is approved as monotherapy for advanced RCC and unresectable hepatocellular cancer, or HCC. Each of these drugs is believed to work through inhibition of kinases other than ITD / D835 mutated FLT3.

We are aware of two FLT3 inhibitors in the later stages of clinical development, including Daiichi Sankyo’s AC220 (quizartinib) and Astellas Pharmaceuticals’ ASP2215 (gilteritinib). Both companies have announced positive results from Phase III clinical trials in relapsed or refractory FLT3-mutated AML as monotherapy, with Astellas Pharmaceuticals having submitted an NDA for marketing approval of gilteritinib. We believe that one or more of these product candidates will be approved by the FDA and/or EMA in 2018.

Both drugs are also currently being investigated in clinical trials for the treatment of newly diagnosed FLT3-ITD positive AML patients in combination with intensive chemotherapy.

In addition, several other companies have small molecule and biologic product candidates in development that target the FLT3 pathway and, if approved, could compete with crenolanib. In addition, there are FLT3 inhibitors in Phase I and Phase II development for AML including Fujifilm Holdings Corp.’s FF-10101, Selvita S.A.’s SEL24, Takeda Pharmaceutical Company Ltd.’s TAK-659 and Astellas Pharmaceuticals’ AGS62P1.

Competition for PDGFRα D842V-mutated GIST

There are currently three approved therapies for unresectable or metastatic, non-mutated GIST, including Gleevec (imatinib), Sutent (sunitinib) and Stivarga (regorafenib). None of these currently approved therapies have been shown to effectively treat patients with the PDGFRα mutation, however they are considered competitors of ours due to the frequent use in this patient population, and may be competitor therapies if the recommended mutational status testing is not performed. If crenolanib receives marketing approval for the treatment of GIST and/or for patients with GIST with the PDGFRα D842V mutation, it may also face competition from product candidates in development from other companies including Daiichi Sankyo Company, Ltd., Deciphera Pharmaceuticals, LLC, Oncology Venture ApS and Blueprint Medicines Corporation.

Competition for PDGFRα Amplified or Overexpressed Glioma

There are currently no approved targeted therapies for newly diagnosed glioma. The current treatment paradigm consists of combined and sequential use of surgery, radiation, Temodar, an approved chemotherapy alkylating agent, and Gliadel wafer, a local chemotherapy alkylating agent. Avastin is the only approved targeted therapy for a subset of glioma patients with recurrent disease. Despite approval of these agents, the median survival rate and minimal response reported for unselected glioma make this a disease with high unmet need. The heightened prevalence of PDGFRα alterations seen in glioma, specifically GBM multiforme which is the most aggressive and deadliest form of malignant primary brain tumors, characterizes the receptor tyrosine kinase as a priority candidate for therapeutic targeting. Consequently, as a highly potent and selective PDGFRα inhibitor, crenolanib is a promising lead for glioma patients as a targeted therapy in the PDGFRα-amplified or -overexpressed sub-populations. If crenolanib receives marketing approval for the treatment of glioma, it may face competition from product candidates in development from other companies including Deciphera Pharmaceuticals, LLC, Arbor Pharmaceuticals, LLC and F. Hoffmann-La Roche Ltd.

Commercialization Plans

Given our stage of development, we have not yet established our own commercial organization or distribution capabilities. We believe we can successfully launch and commercialize crenolanib on our own using a small and highly specialized sales force similar to those of other rare disease companies given our predefined patient population based on genetic testing. However, we may establish collaborations with pharmaceutical companies to leverage their capabilities to maximize the potential of crenolanib or any future product candidates.

The commercial infrastructure of specialty oncology products typically consists of a targeted, specialty sales force that calls on a limited and focused group of physicians supported by sales management, internal sales support, an internal marketing group, and distribution support. Additional capabilities important to the oncology marketplace include the management of key accounts such as managed care organizations, group-purchasing organizations, specialty pharmacies, oncology group networks, and government accounts. Based on the number of physicians that treat AML and other indications in which we anticipate regulatory approval, and the size of competitive sales forces, we believe that we can effectively target the relevant audience for crenolanib by establishing a sales force either internally or through a contract sales force. To develop the appropriate commercial infrastructure, we will have to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that crenolanib will be approved. Additionally, we may establish collaborations with pharmaceutical companies to leverage their capabilities to maximize the potential of crenolanib or any future product candidates.

Manufacturing and Supply

Crenolanib is a compound of low molecular weight, generally called a small molecule. It can be manufactured in reliable and reproducible synthetic processes from readily available starting materials. The chemistry is amenable to scale-up and does not require unusual equipment in the manufacturing process. We expect to continue to develop crenolanib and additional product candidates, if and when we decide to develop additional candidates, that can be produced cost-effectively at contract manufacturing facilities.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture of any products that we may commercialize. To date, we have obtained both active pharmaceutical ingredients, or API, or drug substance, and drug product for crenolanib for our preclinical and clinical trials from third-party manufacturers. We require that our contract manufacturing organization to produce the drug substance and drug product as per the current Good Manufacturing Practices, or cGMPs. We obtain our supplies from these manufacturers on a limited contract basis and do not have a long-term arrangement in place. We do not currently have arrangements in place for redundant supply for drug substance and drug product. For all of our product candidates, we may identify and qualify additional manufacturers to provide the drug substance and drug product prior to submission of an NDA, to the FDA and/or an MAA to the EMA. We currently employ internal resources and third-party consultants to manage our manufacturing contractors.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research and clinical development, testing, manufacture, quality control, approval, labeling, packaging, storage, record keeping, promotion, advertising, distribution, post approval monitoring and reporting, marketing, and export and import of drug products, such as those we are developing. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority.

The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable regulatory requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the regulatory authority’s refusal to approve pending applications, withdrawal of an approval, clinical holds, untitled or warning letters, voluntary product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, debarment, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

U.S. Drug Development

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. Our drug candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical tests, sometimes referred to as preclinical laboratory tests, animal studies and formulation studies performed in accordance with applicable regulations, including the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin and must be actively maintained, including by submitting annual reports;

•	performance of adequate and well-controlled human clinical trials in accordance with applicable IND and other clinical trial-related regulations, sometimes referred to as good clinical practices, or GCPs, to establish the safety and efficacy of the proposed drug for its proposed indication;

•	submission to the FDA of an NDA for a new drug;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the API and finished drug product are produced to assess compliance with the FDA’s current cGMP;

•	potential FDA audit of the preclinical study sites and/or clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

Preclinical studies and IND

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of the preclinical tests must comply with federal regulations, including GLPs. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the preclinical data, general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

Clinical trials

The clinical stage of development involves the administration of the drug candidate to healthy volunteers and/or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•	Phase I: The drug is initially introduced into a small number of healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

•	Phase II: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dose.

•	Phase III: The drug is administered to an expanded patient population in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse reactions, any findings from other clinical studies, tests in laboratory animals, or in vitro testing that suggests a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, if at all. The FDA or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug candidate has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate. Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, cGMPs impose extensive procedural, substantive and recordkeeping requirements to ensure and preserve the long term stability and quality of the final drug product. In addition, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Process

Following trial completion, trial data are analyzed to assess safety and efficacy. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling for the drug and information about the manufacturing process and facilities that will be used to ensure drug quality, results of analytical testing conducted on the chemistry of the drug, and other relevant information. The NDA is a request for approval to market the drug and must contain adequate evidence of safety and efficacy, which is demonstrated by extensive preclinical and clinical testing. The application includes both negative or ambiguous results of preclinical studies and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a use of a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. FDA approval of an NDA must be obtained before a drug may be offered for sale in the United States.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The Food and Drug Administration Safety and Innovation Act, or FDASIA, requires that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days after an end-of-Phase II meeting or as may be agreed between the sponsor and the FDA. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fiscal year 2018 fee schedule, effective through September 30, 2018, the user fee for an application requiring clinical data, such as an NDA, is $2,421,495. PDUFA also imposes an annual prescription drug product program fee for human drugs ($304,162). Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. In addition, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months from the filing date for a priority NDA.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed drug is safe and effective for its intended use, and whether the drug is being manufactured in accordance with cGMP to assure and preserve the drug’s identity, strength, quality and purity. The FDA may refer applications for novel drugs or drug candidates that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The review and evaluation of an NDA by the FDA is extensive and time consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.

Before approving an NDA, the FDA will conduct a preapproval inspection of the manufacturing facilities for the new drug to determine whether they comply with cGMPs. The FDA will not approve the drug unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the drug within required specifications. In addition, before approving an NDA, the FDA may also audit data from clinical trials by inspecting the sponsor or clinical trial sites to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities where the drug product and/or its API will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

There is no assurance that the FDA will ultimately approve a drug product for marketing in the United States and we may encounter significant difficulties or costs during the review process. If a drug receives marketing approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the drug. Further, the FDA may require that certain contraindications, warnings or precautions be included in the drug labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved drugs. For example, the FDA may require Phase IV testing which involves clinical trials designed to further assess a drug’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved drugs that have been commercialized. The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of drugs. Drug approvals may be withdrawn for noncompliance with regulatory requirements or if problems occur following initial marketing.

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and marketing the drug for this type of disease or condition will be recovered from sales in the United States. In the European Union, the European Commission, after receiving the opinion of the EMA’s Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union Community. In addition, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity, or where the manufacturer of the original product is unable to assure sufficient quantities of the drug.

Competitors, however, may receive approval of different drugs for the indication for which the orphan drug has exclusivity or obtain approval for the same drug but for a different indication for which the orphan drug has exclusivity. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug designated as an orphan drug receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar but not identical benefits in that jurisdiction.

Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

We currently have Orphan Drug Designation for crenolanib for the treatment of Malignant Glioma (December 2010), Soft Tissue Sarcoma (March 2011), and AML (October 2012) in the United States granted by the FDA. We also have Orphan Drug Designation for the treatment of Soft Tissue Sarcoma (October 2016) and AML (October 2016) in the European Union granted by the EMA.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, accelerated approval, priority review and breakthrough therapy designation, that are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures. To be eligible for fast track designation, the FDA must determine, based on the request of a sponsor, that a drug is intended to treat a serious or life threatening disease or condition and based on preclinical or preliminary clinical data demonstrates the potential to address an unmet medical need for such disease or condition. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors.

The FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. These six and ten month review periods are measured from the “filing” date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Products that are eligible for fast track designation may also be eligible for priority review.

In addition, drugs studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures.

Moreover, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval and priority review. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, priority review, accelerated approval and breakthrough therapy designation, do not change the standards for approval and may not ultimately expedite the development or approval process.

We currently have Fast Track Designation for crenolanib for the treatment of patients with unresectable or metastatic GISTs harboring a PDGFRα D842V mutation (October 2016) and for the treatment of relapsed or refractory AML that is FLT3 mutation positive in combination with cytarabine-based intensive chemotherapy (November 2017).

Post-Marketing Requirements

Following approval of a new drug, a pharmaceutical company and the approved drug are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the drug, providing the regulatory authorities with updated safety and efficacy information, drug sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”) and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. There are also limitations on industry-sponsored scientific and educational activities. Modifications or enhancements to the drug or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process. Any distribution of prescription drugs and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act, or the PDMA, a part of the FDCA.

In the United States, once a drug is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that drugs be manufactured in specific approved facilities and in accordance with cGMP. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our drugs in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. NDA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. These firms and, where applicable, their suppliers are subject to inspections by the FDA at any time, and the discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute drugs manufactured, processed or tested by them. Discovery of problems with a drug after approval may result in restrictions on a drug, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the drug from the market, and may require substantial resources to correct.

The FDA also may require post-approval testing, sometimes referred to as Phase IV testing, risk minimization action plans and post-marketing surveillance to monitor the effects of an approved drug or place conditions on an approval that could restrict the distribution or use of the drug. Discovery of previously unknown problems with a drug or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, untitled or warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a drug’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. The distribution of pharmaceutical drugs is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical drugs.

Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our drugs under development.

Other U.S. Regulatory Matters

Research and development activities prior to product approval and manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the United States, sales, marketing and scientific/educational programs must also comply with state and federal fraud and abuse laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Patient Protection and Affordable Care Act as

amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, requests for recalls, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the voluntary recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of our drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. The application for the extension must be submitted prior to the expiration of the patent, only one patent applicable to an approved drug is eligible for the extension and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Marketing exclusivity provisions under the FDCA can also delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovator drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. Orphan drug exclusivity, as described below, may offer a seven-year period of marketing exclusivity, except in certain circumstances. Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Regulation of Diagnostic Tests

Our lead product candidate may at some point require use of a diagnostic to identify appropriate patient populations, although standard of care currently includes genomic profiling in AML and GIST populations for FLT3 and D842V mutations, respectfully. Additional diagnostic testing, often referred to as companion diagnostics, are medical devices, often in vitro devices, or IVDs, which provide information that is essential for the safe and effective use of a corresponding drug. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance.

On August 6, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.”

According to the FDA guidance, a companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption, or IDE, regulations. Thus, the sponsor of the diagnostic device will be required to comply with the IDE regulations. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational trial, if the trial meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the trial plan and subjects, a sponsor may seek to submit an IND alone, or both an IND and an IDE. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval, or PMA. If required, we expect that any companion diagnostic developed for our product candidates would utilize the PMA pathway.

PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA application typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a preapproval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA may require several years to complete. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

In the EEA, in vitro medical devices are required to conform with the essential requirements of the E.U. Directive on in vitro diagnostic medical devices (Directive No 98/79/EC, as amended). To demonstrate compliance with the essential requirements, the manufacturer must undergo a conformity assessment procedure. The conformity assessment varies according to the type of medical device and its classification. For low-risk devices, the conformity assessment can be carried out internally, but for higher risk devices it requires the intervention of an accredited EEA Notified Body. If successful, the conformity assessment concludes with the drawing up by the manufacturer of an

EC Declaration of Conformity entitling the manufacturer to affix the CE mark to its products and to sell them throughout the EEA.

European Drug Development

In Europe, our future products may also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the current E.U. Clinical Trials Directive 2001/20/EC, or Clinical Trials Directive, has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the European Union member states have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the European Union countries where the clinical trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the member state where they occurred.

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, or the Clinical Trials Regulation, which is set to replace the Clinical Trials Directive. It is expected that the new Clinical Trials Regulation will apply by October 2019. The Clinical Trials Regulation will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new legislation, which will be directly applicable in all member states, aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single entry point and strictly defined deadlines for the assessment of clinical trial applications. .

In order to harmonize multinational clinical trials, or MN-CT, in Europe, the Voluntary Harmonization Procedure, or VHP, was introduced in 2008. According to the June 2016 guidance on the VHP for assessment of multinational clinical trial applications, the procedure has been updated to streamline the assessment, to shorten timelines and having the reference-national competent authority, or REF-NCA, take the lead in the scientific assessment and the consolidation of the grounds for non-acceptance, or GNA. All MN-CTs involving two or more member states willing to participate are eligible to undergo the VHP. No fees are charged for the VHP; however the costs of the NCAs are covered by the national applications to the NCAs. The VHP comprises of three phases:

1. Phase I: Request for VHP and validation of the application;

2. Phase II: Assessment step: review of a CTA by the NCAs of the participating member states;

3. Phase III: National step, with formal CTAs to all concerned NCAs.

Phase I and II are actually composed of the submission phase to the Clinical Trial Facilitation Group, or CTFG. Phase III is the formal submission of a CT to each NCA according to the national regulations.

We have used the VHP mechanism to obtain regulatory approval for a Phase III clinical trial, “A Randomized, Double-Blind, Placebo-Controlled, Multicenter, Phase III Clinical Trial of crenolanib in Subjects with Advanced or Metastatic Gastrointestinal Stromal Tumors with a D842V Mutation in the PDGFRα Gene” in six European countries (France, Spain, Italy, Poland, Norway and United Kingdom). Our Phase III clinical trial, “Phase III Randomized, Double-blind, Placebo-controlled Study Investigating the Efficacy of the Addition of crenolanib to Chemotherapy Versus Chemotherapy Alone in Subjects ≤ 75 Years of Age with Relapsed or Refractory FLT3 Mutated Acute Myeloid Leukemia” has been submitted to the VHP and has gained full regulatory approval.

European Drug Review and Approval

In the European Economic Area, or EEA (which is comprised of the 28 member states of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorization:

•	The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of drugs, such as biotechnology medicinal drugs, orphan medicinal drugs, and medicinal drugs containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for drugs containing a new active substance not yet authorized in the EEA, or for drugs that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

•	National MAs, which are issued by the competent authorities of the member states of the EEA and only cover their respective territory, are available for drugs not falling within the mandatory scope of the Centralized Procedure. Where a drug has already been authorized for marketing in a member state of the EEA, this National MA can be recognized in another member state through the Mutual Recognition Procedure. If the drug has not received a National MA in any member state at the time of application, it can be approved simultaneously in various member states through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the drug characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other member states (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the drug is subsequently granted a national MA in all the member states (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the member states of the EEA make an assessment of the risk-benefit balance of the drug on the basis of scientific criteria concerning its quality, safety and efficacy.

European Chemical Entity Exclusivity

In the European Union, new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application for eight years, after which generic marketing authorization can be submitted, and the innovator’s data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Rest of the World Regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, drug licensing, pricing and reimbursement vary from country to country. In all cases the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Coverage, Reimbursement and Healthcare Reform

Sales of our drugs will depend, in part, on the extent to which our drugs will be covered and the adequacy of reimbursement by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors generally develop their own policies as to which products they will cover and the reimbursement levels. Third-party payors are increasingly reducing reimbursements and limiting coverage for medical products and services, particularly for new, innovative products and therapies. The process for determining whether a third-party payor will provide coverage for a pharmaceutical product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication. A decision by a third-party payor not to cover our product candidates could reduce physician utilization of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Moreover, a third-party payor’s decision to provide coverage for a pharmaceutical product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Coverage and reimbursement for new products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payor separately and will be a time-consuming process.

In addition, the containment of healthcare costs has become a priority of federal and state governments, and the prices of products have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products and examining the medical necessity and reviewing the cost-effectiveness of pharmaceutical products and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our drug candidates, if approved, or a decision by a third-party payor to not cover our drug candidates could reduce physician usage of such drugs and have a material adverse effect on our sales, results of operations and financial condition.

By way of example, the Affordable Care Act, enacted in March 2010, has had a significant impact on the healthcare industry. The Affordable Care Act expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, the Affordable Care Act, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription products, a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand products to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D, and provided incentives to programs that increase the federal government’s comparative effectiveness research. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, that while not a law, is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the Affordable Care Act. The 2017 Tax Cuts and Jobs Act includes a provision repealing the individual mandate, effective January 1, 2019.

Further, on January 20, 2017, U.S. President Donald Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Affordable Care Act to waive, defer, grant exemptions from, or delay the implementation of any provision of the Affordable Care Act that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the Affordable Care Act. Several state Attorneys General filed suit to stop the administration from terminating these subsidies, but on October 25, 2017, a federal judge in California denied their request for a restraining order. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the health benefits required under the Affordable Care Act for plans sold through these marketplaces. There may be further action to repeal, replace or modify the Affordable Care Act. While any legislative and regulatory changes will likely take time to develop, and may or may not have an impact on the regulatory regime to which we are subject, we cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted that impact payment methodologies and reimbursement amounts. These include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013, and, due to subsequent legislative amendments, will stay in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, then President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Middle Class Tax Relief and Job Creation Act of 2012 required that CMS reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting. The Trump administration’s budget proposal for fiscal year 2019 contains further product price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain products under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic products for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability.

In addition, in some foreign countries, the proposed pricing for a product must be approved before it may be lawfully marketed. The requirements governing product pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

Other Healthcare Laws

We may also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments where we may market our product candidates, if approved. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or paying remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of an item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as the Medicare and Medicaid programs. The government has enforced the Anti-Kickback Statute to reach large settlements with healthcare companies based on sham consulting and other financial arrangements with physicians. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. The majority of states also have anti-kickback laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In addition, the civil False Claims Act prohibits, among other things, knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for approval by, or payment to, the U.S. government or from knowingly making, using or causing to be made or used, a false record or statement to avoid, decrease or conceal an obligation to pay money to the U.S. government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in very significant monetary penalties and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the U.S., for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, also created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

There has also been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Physician Payments Sunshine Act requires drug manufacturers to report payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Drug manufacturers are required to submit annual reports to the Centers for Medicare & Medicaid Services, which publicly posts the data on its website. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices, require the tracking and reporting of gifts, compensation and other remuneration to physicians and/or file reports relating to pricing and marketing information.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.

In addition, we may be subject to state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

Employees

As of June 15, 2018, we had 20 full-time employees, including 11 employees with M.D. or Ph.D. degrees (or a combination thereof). Of these full-time employees, 14 employees are engaged in research and development activities and six are engaged in general and administrative activities. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Additional services are provided to us by Dava, employees of Jain Investments and by retained consultants.

Facilities

We occupy approximately 6,350 rentable square feet of office space in Dallas, Texas under a sublease that expires on November 30, 2019. We believe that this office space is sufficient to meet our needs for the foreseeable future and that suitable additional space will be available as and when needed.

Legal Proceedings

We are not currently a party to any material legal proceedings.

Management

Executive Officers and Directors

The following table sets forth information regarding the anticipated directors and executive officers of Arog Pharmaceuticals Holdings, Inc. at the time of this offering:

Name	Age	Position
Vinay Jain, M.D., FACP	58	Executive Chairman of the Board of Directors
M. Scott Salka	56	Chief Executive Officer and Director
Dean Ferrigno	53	Chief Financial Officer
Edward McDonald	31	General Counsel and Corporate Secretary and Director
Greg Fisher	33	Director
Taizoon Khokhar	37	Director

Executive Officers

M. Scott Salka, Chief Executive Officer and Director, has served as our Chief Executive Officer and a member of our Board of Directors since March 2018. Mr. Salka served as the Chief Executive Officer of Ampliphi Biosciences Inc., a publicly traded company focused on developing novel antibacterial agents to fight life-threatening antibiotic-resistant infections, from May 2015 to May 2017. Prior to that, Mr. Salka was Co-Founder and Chief Executive Officer of Aspyrian Therapeutics Inc., a company developing novel cancer treatments based on its proprietary photoimmunotherapy platform, from March 2010 to May 2015. Prior to that, Mr. Salka was Co-Founder and Chief Executive Officer of Ambit Biosciences Corporation, a company that developed a novel platform for discovering small molecule drugs for oncology, autoimmune and inflammatory diseases, that was acquired by Daiichi Sankyo in 2014. During Mr. Salka’s tenure at Ambit, he transformed the company from a discovery tools and service business into a fully capable drug discovery and development enterprise that advanced Quizartinib, the first selective and potent FLT-3 inhibitor, into clinical development for the treatment of AML patients with FLT-3 mutations. Prior to founding Ambit in 2001, Mr. Salka served as the President and Chief executive officer of two privately held genomics companies, Arcaris, Inc. and 454 Corporation, a sequencing company sold to Roche in 2007. He also previously co-founded one of the first commercial genomics companies, Sequana Therapeutics, Inc., a pioneer in the effort to commercialize the international Human Genome Project. From February 2012 to March 2014, Mr. Salka served on the Board of Directors of Sorrento Therapeutics, Inc. and since 2009, Mr. Salka has served on the Board of Directors of San Diego State University College of Business Administration. He received his M.B.A. from Carnegie Mellon University and his B.S. in finance from San Diego State University. We believe that Mr. Salka’s significant experience leading drug development companies, as well as his service as our Chief Executive Officer, qualifies him to serve on our Board of Directors.

Dean Ferrigno, Chief Financial Officer, has served as our Chief Financial Officer since March 2018. Mr. Ferrigno was Vice President of Finance and Chief Accounting Officer of Sorrento Therapeutics in San Diego. He came to Sorrento through an acquisition in November 2016 of Scilex Pharmaceuticals where he served as Vice President, Global Finance from October 2015 until November 2016, leading accounting and finance and supporting the planned commercial launch of ZTLido and business development activities. Prior to Scilex, Mr. Ferrigno was an independent financial consultant from February 2013 through October 2015 serving healthcare companies in the Dallas area. Prior to that, he served as Vice President of Finance of the Cancer Trials Network of Texas, or CTNeT, from August 2011 to February 2013. Mr. Ferrigno holds an M.B.A. in Corporate Finance from Fairleigh Dickinson University and is a licensed CPA.

Edward McDonald, General Counsel and Corporate Secretary and Director, has been with us since February 2013 and currently serves as our General Counsel and Corporate Secretary. Mr. McDonald also manages all of our human resource functions. Mr. McDonald received a B.S. in Biological Sciences from Texas A&M – Commerce in 2009 and a J.D. with a focus in Intellectual Property from Texas Wesleyan School of Law in 2012. We believe that Mr. McDonald’s experience with intellectual property matters, as well as his service to us in a legal capacity, qualifies him to serve on our Board of Directors.

Board of Directors

Vinay Jain, M.D., FACP, Executive Chairman, founded our Company in 2010 and served as our Chief Executive Officer from 2010 until March 2018, at which point he became the Executive Chairman of our Board of Directors. He is a board certified medical oncologist and lymphoma specialist and is a Diplomate of the American Board of Internal Medicine with subspecialty certification in medical oncology. Dr. Jain has been a partner in Texas Oncology, the largest oncology practice in the country, since 1993. He was also involved as a principal investigator in the development of important lymphoma agents, including Rituximab, Campath and Bexxar. Dr. Jain received an M.D. from the All-India Institute of Medical Sciences in New Delhi, India, in 1982. He also completed training in internal medicine at Cleveland Clinic Foundation in Ohio in 1987 and a fellowship in medical oncology and hematology at the National Cancer Institute, National Institutes of Health in Maryland in 1989. We believe that Dr. Jain’s significant industry experience, as well as his continued dedication to us as our founder, qualifies him to serve on our Board of Directors and as the Executive Chairman of our Board of Directors.

Greg Fisher, Director, has served as Chief Financial Officer of Jain Investments, LLC since 2017, having joined in 2012 to serve in a senior financial management and accounting role. Mr. Fisher brings over ten years of experience in the investments, finance and accounting industries. Prior to joining Jain Investments, Mr. Fisher worked as a portfolio manager at an alternative investment management firm. Mr. Fisher received a Bachelor of Science in Finance, a Bachelor of Science in Management and a Minor in Accounting, graduating summa cum laude from Saint Louis University. We believe that Mr. Fisher’s experience with financial and accounting matters qualifies him to serve on our Board of Directors.

Taizoon Khokhar, Director, has served as Chief Operating Officer of Jain Investments, LLC since 2017, having joined in a leadership and oversight role in 2013. Mr. Khokhar brings over 19 years of experience in clinical patient management, facility setup, infrastructure development, operational and technological process building, implementation, and optimization. Prior to joining Jain Investments, Mr. Khokhar served in an operational and technological services role with DAVA Oncology’s CRO from 2008 to 2013. Prior to joining DAVA Oncology, Mr. Khokhar’s experience includes serving as Process Development and Operations Manager at a GMP manufacturing and GLP research facility, and Lab Manager at a clinical pathology laboratory. He has also founded a design studio. Mr. Khokhar received his Master of Biotechnology with a Minor in Business Administration degree from Texas A&M University. He also received a B.S. in Zoology, a diploma in Computer Science and a diploma in Medical Laboratory Technology from Saurashtra University. We believe that Mr. Khokhar’s experience with both clinical research and business administration matters qualifies him to serve on our Board of Directors.

Board Structure

Upon completion of the offering, our Board of Directors will consist of                 members. Our Board has determined that each of                  ,                  and                 is independent under applicable Nasdaq rules.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 20 , 20 and 20 , respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

Controlled Company

Following the completion of this offering, we expect to be a “controlled company” under the rules of the Nasdaq because more than 50% of our outstanding voting power will be held by entities affiliated with our Executive Chairman, Dr. Jain. We intend to rely upon the exemptions for a “controlled company” under the rules of the Nasdaq Stock Market LLC. Pursuant to these exemptions, we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors” as defined under the rules of Nasdaq; (2) our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and (3) our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. “Controlled company” status does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and the rules of Nasdaq as regards our audit committee.

Board Committees

In connection with this offering, we are constituting three board committees as follows:

Audit Committee

The members of our audit committee are                 ,                  and                 .                  is the Chairman of our audit committee. Pursuant to applicable SEC and Nasdaq rules, we are required to have one independent audit committee member upon the listing of our Class A common stock on the Nasdaq, a majority of independent audit committee members within 90 days of listing and an audit committee consisting entirely of independent members within one year of listing. Our Board of Directors has determined                 ,                  and                 meet the requirements for independence of audit committee members under current Nasdaq listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our Board of Directors has determined that                 is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”). This designation does not impose on him any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our Board of Directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material-related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The members of our compensation committee are                ,                 and                .               is the chairman of our compensation committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our Board of Directors approve, the compensation of our executive officers;

•	reviewing and recommending to our Board of Directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our Board of Directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating Committee

The members of our nominating committee are                ,                 and                .                 is the chairman of our nominating committee. , and meet the requirements for independence under the current Nasdaq listing standards. Our nominating committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our Board of Directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our Board of Directors; and

•	assisting our Board of Directors on corporate governance matters.

Code of Ethics

In connection with this offering, our Board of Directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including our Chief Executive Officer, Vice President and other executive and senior financial officers. Upon completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our codes of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation Committee Interlocks

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the Board of Directors) of any other entity that has an executive officer serving as a member of our Board of Directors. We had no compensation committee during our fiscal year ended December 31, 2017.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the compensation paid to Vinay Jain, M.D., FACP, our current Executive Chairman who served as our Chief Executive Officer during our fiscal year ended December 31, 2017. We had no other executive officers during 2017.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Vinay Jain, M.D., FACP, Chief Executive Officer(1)	2017	$150,000	-	-	-	-	-	-	$150,000

(1)	Vinay Jain, who served as our Chief Executive Officer until March 2018, was paid consulting fees totaling $150,000 in each of fiscal 2016 and fiscal 2017, per the terms of a consulting agreement. In March 2018, Dr. Jain ceased serving as our Chief Executive Officer and now serves as the Executive Chairman of our Board of Directors.

Consulting Agreement with Dr. Jain

The Company and Dr. Jain are party to a consulting services agreement, dated as of January 1, 2014, pursuant to which Dr. Jain provides certain consulting and advisory services to the company in exchange for a monthly payment of $12,500. Pursuant to the consulting services agreement, Dr. Jain is subject to perpetual restrictions against the use or disclosure of confidential information of the Company. The consulting services agreement will be terminated prior to the consummation of this offering, but Dr. Jain will remain subject to the confidentiality restrictions described in the previous sentence.

Equity Incentive Compensation Plans

In connection with the consummation of this offering, we anticipate adopting a new equity incentive compensation plan for the benefit of our eligible employees. We are currently developing the terms of this new equity incentive compensation plan, which we will describe in subsequent amendments to this prospectus. It is not currently anticipated that Dr. Jain will participate in our new equity incentive compensation plan once adopted.

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2017, Dr. Jain did not hold any outstanding company equity incentive awards.

Director Compensation

2017 Director Compensation

No compensation was paid to any of our directors during our fiscal year ended December 31, 2017.

Post-Offering Director Compensation Program

Following the completion of this offering, we intend to provide competitive compensation to our non-employee directors that will enable us to attract and retain high quality directors, provide them with compensation at a level that is consistent with our compensation objectives and encourage their ownership of our stock to further align their interests with those of our stockholders.

Each of our non-employee directors will receive an annual retainer of $             . Each non-employee director also will receive a fee of $             for each board meeting and each committee meeting attended. In addition, the chairperson of the audit committee will receive an annual fee of $ and the chairpersons of the nominating committee and compensation committee will receive an annual fee of $             . Each non-employee director also will receive an annual grant of restricted stock under our equity incentive plan having a fair market value (as defined in the plan) of $             . Our directors who are our full-time employees will receive no additional compensation for service as a member of our Board of Directors.

Certain Relationships and Related Party Transactions

In addition to the compensation arrangements with directors and executive officers described under “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2015, and each currently proposed transaction in which:

•	we or Arog Pharmaceuticals LLC have been or will be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or any member of their immediate family or person sharing their household had or will have a direct or indirect material interest.

Services provided by DAVA Oncology, LP

We have received consulting, management and administrative services from related party companies owned or controlled by our Executive Chairman. DAVA Oncology, LP (dba DAVA CRO Services), or Dava, has been in the business of providing accelerating clinical trial (“ACT”), oncology meeting innovations (“OMI”) and clinical research organization, or CRO, services to pharmaceutical/biotech companies and to other contract research organizations since April 2007. Dava assisted with our formation in 2010 by assisting in the identification of our lead product candidate, crenolanib. Dava also helped with the negotiation of our license agreement with Pfizer which we entered into on April 28, 2010.

Since our formation in 2010, Dava has been our preferred CRO for the development of crenolanib. We acknowledge the necessity of continuing to receive services from Dava to fulfill our corporate objectives, as we will not likely find a similarly positioned company with the expertise, knowledge and know-how that Dava has in relation to the development of crenolanib. We are committed to continuing to receive services from Dava for ACT, OMI and CRO services as well as other clinical trial services. The cost of services from Dava to us for fiscal 2016 and fiscal 2017 has been estimated by a third-party valuation firm based on the fair market value of similar services provided by Dava to nonrelated third-party companies and services provided to us by similarly situated CRO companies. Historically, Dava services were contributed to us, as we paid no cash to Dava for such services. The fair market value of the CRO services provided by Dava to the Company was approximately $5.4 million and $6.6 million, respectively, for the fiscal years ended 2017 and 2016.

In fiscal 2017, we paid Dava for the amount of shared rent and other overhead expenses that were attributed to us. These fees have historically been calculated monthly and allocated to each entity based on their respective employee count. Going forward, Jain Investments will be responsible for allocating the rent and general overhead expenses between the entities. We also paid Dava for the actual amounts of all of its CRO employees’ salaries for the fiscal years ended 2017, 2016 and 2015, as these employees spent their full time providing clinical research organization services on our clinical trials. In total, we paid Dava $1.0 million, $0.7 million and $0.1 million in fiscal 2017, fiscal 2016 and fiscal 2015, respectively.

On June 12, 2018, we entered into a master services agreement with Dava pursuant to which Dava will continue to provide us with OMI, ACT and CRO services, and other oncology drug development products and services as described above. Dava will provide such services to us in exchange for our payment of fees, pass-through costs and other expenses in accordance with individual project agreements, which we anticipate will be charged at fair market value.

Services provided by Jain Investments, LLC

Jain Investments, LLC, or Jain Investments, is an investment company formed in 2007 to manage the investments of our Executive Chairman. Since our formation, Jain Investments has provided employee services, office space, financial and accounting back office services, technology support and other administrative services to us. In each of the fiscal years ended 2015 and 2016, we did not pay Jain Investments for these services; the allocation of these contributed services was approximately $0.4 million in each year. For fiscal 2017, we paid Jain Investments $0.4 million for these services. In each of these periods, we also paid Jain Investments for technology fees on a pass through basis of the actual cost. These fees included technology that was used for the clinical trial development and general and administrative software. In total, we paid Jain Investments $0.7 million, $0.2 million and $0.2 million in fiscal 2017, fiscal 2016 and fiscal 2015, respectively.

On June 12, 2018, we entered into a master services agreement with Jain Investments for the continuation of certain administrative and general business services as described above. Jain Investments will provide such services to us in exchange for our payment of fees, pass-through costs and other expenses in accordance with individual project agreements, which we anticipate will be charged at fair market value.

Asset Purchase and Sublicense Agreement with Videra Pharmaceuticals, LLC

On January 5, 2015, we and Videra Pharmaceuticals, LLC, or Videra, entered into an asset purchase agreement and exclusive sublicense for the development of the preclinical asset CP-673,451 in all indications and crenolanib for non-oncology indications. Videra is a company formed in January 2015 with the same stockholders as us prior to the completion of this offering. See “Business—License Agreements—Videra Transactions” for more information. In fiscal 2015, we received consideration of $125 thousand from Videra, and did not receive any consideration in fiscal 2016 or fiscal 2017.

Consulting Agreement with Vinay Jain, Executive Chairman

On January 1, 2014, we entered into a consulting services agreement with our Executive Chairman (who, prior to March 2018, served as our Chief Executive Officer) pursuant to which our Executive Chairman agreed to provide us with certain services, which will be terminated prior to the consummation of this offering. We paid our Executive Chairman $150 thousand in each of fiscal 2015, fiscal 2016 and fiscal 2017. See “Executive Compensation.”

Global Holdco Transactions

Prior to the consummation of this offering, we intend to form a new entity, which we refer to as Global Holdco, to which we will transfer the rights to develop and commercialize crenolanib for oncology indications in all territories outside of the United States, the European Union and Canada. We anticipate we will receive consideration in the form of upfront payments, milestone payments and/or royalties. Investors in this offering will not have any rights in, or ownership or control of, Global Holdco.

Transactions with Jain Investments, LLC

Since 2015, we have entered into a number of agreements with Jain Investments pursuant to which Jain Investments has provided us with sources of liquidity, including certain operating lines of credit as described below. The interest rate in respect of such operating lines of credit in each case has been, or is expected to be, consistent with the prevailing market rate for similar loans, based on a similar ownership structure and the collateralization or guarantee of such loans by a related party.

2015 Loan Agreement

The 2015 Agreement made available an operating line of credit not to exceed $4.0 million in principal, with all amounts drawn bearing simple interest at a rate equal to 2.5% per annum. The 2015 Agreement provided us with an initial advance on June 3, 2015 in the amount of $2.0 million to be used for general corporate business purposes. A second advance of $2.0 million was made on October 22, 2015. We accrued interest in 2015, 2016 and 2017 in the amounts of $39 thousand, $100 thousand and $8 thousand, respectively. All amounts outstanding under the 2015 Agreement were repaid in full on January 31, 2017. See “—2017 Stock Purchase and Debt Conversion Agreement.”

2016 Loan Agreement

The 2016 Agreement made available an operating line of credit not to exceed $4.0 million in principal, with amounts drawn in the initial advance thereunder bearing simple interest at a rate equal to 2.62% per annum and in subsequent advances at fixed rates as determined on the date of issuance thereof. The 2016 Agreement provided us with an initial advance on February 22, 2016 in the amount of $2.0 million to be used for general corporate business purposes. A second advance of $2.0 million was made on August 20, 2016. We accrued interest in 2016 and 2017 in the amounts of $64 thousand and $9 thousand, respectively. All amounts outstanding under the 2016 Agreement were repaid in full on January 31, 2017. See “—2017 Stock Purchase and Debt Conversion Agreement.”

2017 Stock Purchase and Debt Conversion Agreement

On January 31, 2017, we entered into a stock purchase and debt conversion agreement with Jain Investments pursuant to which we agreed to issue Jain Investments 50,364 new shares of common stock of Arog Pharmaceuticals, Inc. to repay in full amounts outstanding under the 2015 Agreement and the 2016 Agreement. Jain Investments also agreed to purchase 18,381 new shares of common stock of Arog Pharmaceuticals, Inc.

2017 Loan Agreement

The 2017 Agreement made available an operating line of credit not to exceed $4.0 million in principal, with amounts drawn in the initial advance thereunder bearing simple interest at a rate equal to 2.58% per annum and in subsequent advances at fixed rates as determined on the date of issuance thereof. The 2017 Agreement provided us with an initial advance on September 8, 2017 in the amount of $1.0 million to be used for general corporate business purposes. A second advance of $1.0 million was made on November 8, 2017. We accrued interest in 2017 in the amount of $12 thousand. The third advance of $2.0 million was made on January 18, 2018.

2018 Loan Agreement

The 2018 Agreement made available an operating line of credit not to exceed $4.0 million in principal, with amounts drawn in the initial advance thereunder bearing simple interest at a rate equal to 3.04% per annum and in subsequent advances at fixed rates as determined on the date of issuance thereof. The 2018 Agreement provided us with an initial advance on April 11, 2018 in the amount of $1.0 million to be used for general corporate purposes. A second advance of $1.0 million was made on May 15, 2018. On May 30, 2018, the 2018 Agreement was amended to increase the maximum available amount from $4.0 million to $20.0 million.

Proposed Transactions with the Continuing LLC Owner

In connection with the Reorganization Transactions, we will engage in certain transactions with entities controlled by our existing owners, each of which is, and will remain following this offering, a beneficial owner of 5% or more of our voting securities through ownership of shares of our Class A and Class B common stock. These transactions are described in detail below and under “Organizational Structure.”

Reorganization Transactions

In connection with this offering, we will consummate the Reorganization Transactions described under “Organizational Structure.”

Transfer to the Continuing LLC Owner and Conversion of Arog Pharmaceuticals, Inc.

Before the completion of this offering, the current stockholders of Arog Pharmaceuticals, Inc. will contribute all of the outstanding shares of capital stock of Arog Pharmaceuticals, Inc. to the Continuing LLC Owner in exchange for shares of the capital stock of the Continuing LLC Owner. Immediately thereafter, Arog Pharmaceuticals, Inc. will convert into a Delaware limited liability company, Arog Pharmaceuticals LLC.

Amended and Restated Limited Liability Company Agreement of Arog Pharmaceuticals LLC

After the conversion of Arog Pharmaceuticals, Inc. into Arog Pharmaceuticals LLC, but before the completion of this offering, the limited liability company agreement of Arog Pharmaceuticals LLC will be amended and restated

to, among other things, appoint Arog Pharmaceuticals Holdings, Inc. as its sole managing member and reclassify its outstanding limited liability company units as non-voting units. We refer to such units as the “LLC Units.”

As the sole managing member of Arog Pharmaceuticals LLC, Arog Pharmaceuticals Holdings, Inc. will have the right to determine when distributions will be made to the unit holders of Arog Pharmaceuticals LLC and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If Arog Pharmaceuticals Holdings, Inc. authorizes a distribution, such distribution will be made to the holders of LLC Units, including Arog Pharmaceuticals Holdings, Inc., pro rata in accordance with their respective ownership interests in Arog Pharmaceuticals LLC, provided that Arog Pharmaceuticals Holdings, Inc., as sole managing member, will be entitled to non-pro rata distributions for certain fees and expenses incurred by it.

Under the New LLC Agreement, the Continuing LLC Owner will have the right, from and after the completion of this offering (subject to the terms of the New LLC Agreement), to require Arog Pharmaceuticals LLC to redeem all or a portion of its LLC Units for newly issued shares of Class A common stock on a on a one-for-one basis or, at our election, cash of equivalent value. Additionally, in the event of a redemption request by the Continuing LLC Owner, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be canceled on a one-for-one basis if we redeem or exchange LLC Units of the Continuing LLC Owner pursuant to the terms of the New LLC Agreement. Except for transfers to us pursuant to the New LLC Agreement or to certain permitted transferees, the Continuing LLC Owner is not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Upon the consummation of this offering, Arog Pharmaceuticals Holdings, Inc. will be a holding company and its principal asset will be a controlling equity interest in Arog Pharmaceuticals LLC. As such, Arog Pharmaceuticals Holdings, Inc. will have no independent means of generating revenue. Arog Pharmaceuticals LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units, including Arog Pharmaceuticals Holdings, Inc. Accordingly, Arog Pharmaceuticals Holdings, Inc. will incur income taxes on its allocable share of any net taxable income of Arog Pharmaceuticals LLC, will incur payment obligations under the tax receivable agreement, as described below, and will also incur expenses related to Arog Pharmaceuticals Holdings, Inc.’s operations. Pursuant to the New LLC Agreement, Arog Pharmaceuticals LLC will make pro rata cash distributions to the holders of LLC Units, calculated using an assumed tax rate, to help fund their (or their investors’) tax obligations in respect of the taxable income of Arog Pharmaceuticals LLC that is allocated to them. Generally, these tax distributions will be computed based on an assumed income tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of Texas (taking into account the non-deductibility of certain expenses and the character of our income). Arog Pharmaceuticals LLC will make tax distributions pro rata in accordance with LLC Unit ownership. In addition to tax expenses, Arog Pharmaceuticals Holdings, Inc. also will incur expenses related to the operations of Arog Pharmaceuticals LLC, which may be significant. We intend to cause Arog Pharmaceuticals LLC to make distributions or, in the case of certain expenses, payments, in an amount sufficient to allow us to pay our taxes and operating expenses.

As a result of (i) potential differences in the amount of net taxable income allocable to us and the Continuing LLC Owner, (ii) the lower tax rate applicable to corporations than individuals and (iii) the favorable tax benefits that we anticipate receiving from (a) acquisitions of interests in Arog Pharmaceuticals LLC in connection with future taxable redemptions or exchanges of LLC Units for shares of our Class A common stock and (b) payments under the tax receivable agreement, we expect that the tax distributions we receive will be in amounts that exceed our tax liabilities and obligations to make payments under the tax receivable agreement. Our Board of Directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, the payment of obligations under the tax receivable agreement and the payment of other expenses. We intend to take steps to eliminate any material cash balances, which could include distributing such excess cash as dividends, reinvesting such cash balances in Arog Pharmaceuticals LLC in exchange for additional LLC Units (with an accompanying stock dividend with respect to our Class A common stock) or using such cash balances to effect buybacks of shares of our Class A common stock (with an accompanying conversion rate adjustment with respect to the redemption or exchange of LLC Units by the Continuing LLC Owner), but we will have no obligation to take any such steps. No adjustments to the redemption or exchange ratio of LLC Units for shares of Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our shareholders. To the extent that we do not take such steps and instead, for example, hold such cash balances or lend them to Arog Pharmaceuticals LLC, the Continuing LLC Owner would benefit from any value attributable to such cash balances as a result of its ownership of Class A common stock following a redemption or exchange of its LLC Units.

Contribution Agreement

In connection with this offering, the Continuing LLC Owner and Arog Pharmaceuticals Holdings, Inc. will enter into the Contribution Agreement, pursuant to which the Continuing LLC Owner will transfer, on or about the consummation of this offering, a portion of its LLC Units to Arog Pharmaceuticals Holdings, Inc. in exchange for shares of our Class A common stock on a one-for-one basis or, at our election, cash of equivalent value.

Registration Rights Agreement

Upon the completion of this offering, we intend to enter into a registration rights agreement with the Continuing LLC Owner to register for sale under the Securities Act shares of our Class A common stock, including those delivered in exchange for LLC Units in the circumstances described above. Subject to certain conditions and limitations, this agreement will provide customary demand, piggyback and shelf registration rights to such investors. See “Organizational Structure—Registration Rights Agreement.”

Tax Receivable Agreement

As described under “Organizational Structure,” future taxable redemptions or exchanges by the Continuing LLC Owner of LLC Units for shares of our Class A common stock are expected to result in tax basis adjustments to the assets of Arog Pharmaceuticals LLC that will be allocated to us and thus produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. The anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into a tax receivable agreement with the Continuing LLC Owner that will provide for the payment by us to the Continuing LLC Owner of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Arog Pharmaceuticals Holdings, Inc.’s assets (including its share of the assets of Arog Pharmaceuticals LLC) resulting from (a) the acquisition of LLC Units using the net proceeds from any future offering, (b) redemptions or exchanges by the Continuing Owner of LLC Units for shares of our Class A common stock or (c) payments under the tax receivable agreement, and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. The term of the tax receivable agreement will commence upon the closing of this offering and will continue until all tax benefits that are subject to the tax receivable agreement have been utilized or expired, unless the tax receivable agreement terminates early (at our election, as a result of certain mergers, asset sales and other forms of business combinations or as a result of our breach), and we make the termination payments specified in the tax receivable agreement. Our obligation to make payments under the tax receivable agreement will not be conditioned upon the recipient having a continued ownership interest in us or Arog Pharmaceuticals LLC.

The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending on a number of factors, including, but not limited to, the timing of any future redemptions, exchanges or purchases of the LLC Units held by the Continuing LLC Owner, the price of our Class A common stock at the time of the redemption, exchange or purchase, the extent to which redemptions or exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the tax rates then applicable and the portion of our payments under the tax receivable agreement constituting imputed interest.

We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of Arog Pharmaceuticals LLC attributable to the redeemed or exchanged LLC Units, the payments that we may make to the existing Continuing LLC Owner could be substantial. For example, assuming (i) that the Continuing LLC Owner redeemed or exchanged all of its LLC units immediately after the completion of this offering, (ii) no material changes in relevant tax law, and (iii) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the tax receivable agreement, based on the assumed initial public offering price of $           per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, we expect that the tax savings we would be deemed to realize would aggregate approximately $          million over the 15-year period from the assumed date of such redemption or exchange, and over such period we would be required to pay the Continuing LLC Owner 85% of such amount, or approximately $          million, over such period. The actual amounts we may be required to pay under the tax receivable agreement may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and tax receivable agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of redemption or exchange and the prevailing federal tax rates applicable to us over the life of the tax receivable agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize all of these tax savings (subject to the exceptions described below). Payments under the tax receivable agreement are not conditioned on the Continuing LLC Owner’s continued ownership of us. There may be a material negative effect on our liquidity if, as described below, the payments under the tax receivable agreement exceed the actual benefits we receive in respect of the tax attributes subject to the tax receivable agreement and/or distributions to us by Arog Pharmaceutical LLC are not sufficient to permit us to make payments under the tax receivable agreement.

In addition, the tax receivable agreement provides that, if we experience a change of control (as defined under the tax receivable agreement, which includes certain mergers, asset sales and other forms of business combinations) or the tax receivable agreement otherwise terminates early (at our election or as a result of our breach), we will be required to make an immediate lump-sum termination payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the tax receivable agreement (determined by applying a discount rate of ). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the tax receivable agreement, including (i) that we have sufficient taxable income to fully utilize the tax benefits covered by the tax receivable agreement and (ii) any LLC Units (other than those held by us) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payments may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payments relate. This provision of the tax receivable agreement may result in situations where the Continuing LLC Owner has interests that differ from or are in addition to those of our other stockholders.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”) to challenge the tax basis increases or other benefits arising under the tax receivable agreement, the Continuing LLC Owner will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Continuing LLC Owner will be netted against future payments otherwise to be made under the tax receivable agreement, if any, after our determination of such excess. As a result, we could make payments to the Continuing LLC Owner under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of Arog Pharmaceuticals LLC to make distributions to us. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Indemnification of Directors and Officers

Our amended and restated bylaws will provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except as otherwise prohibited under the DGCL.

We intend to enter into customary indemnification agreements with each of our directors and officers. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification and expense reimbursement, to the fullest extent permitted under the DGCL. Our indemnification agreements will also require us to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the indemnification agreements are not exclusive.

There is no pending litigation or proceeding involving any of our directors or officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related Party Transactions

Our Board of Directors will adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related person had or will have a direct or indirect material interest, as determined by the audit committee of our Board of Directors, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related person. In reviewing any such proposal, our audit committee will be tasked to consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.

All related party transactions described in this section occurred prior to adoption of this policy and, as such, these transactions were not subject to the approval and review procedures set forth in the policy.

Principal Stockholders

The table below sets forth certain information with respect to the beneficial ownership of shares of our common stock as of June 15, 2018, by:

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock;

•	each of our directors and named executive officers individually; and

•	all of our directors and executive officers as a group.

The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership before this offering that are set forth below are based on the number of shares and LLC Units to be issued and outstanding prior to this offering after giving effect to the Reorganization Transactions. See “Organizational Structure.” The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership after this offering that are set forth below are based on the number of shares and LLC Units to be issued and outstanding immediately after this offering.

The amounts and percentages of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, including those shares of our Class A common stock issuable upon redemption or exchange of LLC Units on a one-for-one basis, subject to the terms of the New LLC Agreement. See “Certain Relationships and Related Party Transactions—Proposed Transactions with the Continuing LLC Owner—Amended and Restated Limited Liability Company Agreement of Arog Pharmaceuticals LLC.” Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated, the address for each listed stockholder is: c/o Arog Pharmaceuticals Holdings, Inc., 5420 LBJ Freeway, Suite 410, Dallas, Texas 75240.

Class A Common Stock Beneficially Owned(1)(2)
	After Giving Effect to the Reorganization Transactions and Prior to this Offering	After Giving Effect to the Reorganization Transactions and this Offering Assuming Underwriters’ Option is Not Exercised		After Giving Effect to the Reorganization Transactions and this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number(1)%	Number	%	Number	%
Jain Investments, LLC
Jain 2005 Dynasty Irrevocable Trust
Jain’s Children’s 2005 Irrevocable Trust
Directors and Executive Officers:
Vinay Jain, M.D., FACP
M. Scott Salka
Dean Ferrigno
Edward McDonald
Greg Fisher
Taizoon Khokhar
All Directors and Executive Officers as a Group (6 persons)

Class B Common Stock Beneficially Owned(2)
	After Giving Effect to the Reorganization Transactions and Prior to this Offering	Transactions and this Offering Assuming Underwriters’ Option is Not Exercised		After this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number(2)%	Number	%	Number	%
Jain Investments, LLC
Jain 2005 Dynasty Irrevocable Trust
Jain’s Children’s 2005 Irrevocable Trust
Directors and Executive Officers:
Vinay Jain, M.D., FACP
M. Scott Salka
Dean Ferrigno
Edward McDonald
Greg Fisher
Taizoon Khokhar
All Directors and Executive Officers as a Group (6 persons)

(1)	Subject to the terms of the New LLC Agreement, LLC Units are redeemable for shares of our Class A common stock on a one-for-one basis or, at our election, cash of equivalent value. Upon any such redemption, a corresponding number of shares of our Class B common stock will be canceled. See “Certain Relationships and Related Party Transactions—Proposed Transactions with the Continuing LLC Owner— Amended and Restated Limited Liability Company Agreement of Arog Pharmaceuticals LLC.” Beneficial ownership of Class A common stock reflected in the Class A Common Stock Beneficially Owned table above reflects beneficial ownership of LLC Units redeemable for shares of Class A common stock.

(2)	Following the Reorganization Transactions, the Continuing LLC Owner will hold shares of our Class A common stock and will be entitled to one vote for each share of Class A common stock held by them. The Continuing LLC Owner holds all of the issued and outstanding shares of our Class B common stock. The Continuing LLC Owner, as the only holder of our Class B common stock, generally will be entitled to ten votes per share of Class B common stock so long as the Continuing LLC Owner holds at least 10% of the aggregate number of outstanding shares of our common stock. Upon the date when this threshold is no longer satisfied, each share of Class B common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. The voting rights of holders of Class B common stock are subject to automatic reduction to ensure such holders do not, in the aggregate and taking into account any shares of our Class A common stock then held by them, hold more than 79% of the combined voting power of our Class A and Class B common stock. See “Description of Capital Stock—Class B Common Stock.”

Description of Capital Stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated certificate of incorporation and amended and restated bylaws, forms of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Immediately following the completion of this offering, our authorized capital stock will consist of shares of Class A common stock, $0.0001 par value per share, shares of Class B common stock, $0.0001 par value per share and shares of preferred stock, $0.0001 par value per share. Our Board of Directors is authorized, without stockholder approval except as required by the listing standards of the Nasdaq, to issue additional shares of our capital stock.

Common Stock

We have two classes of common stock: Class A and Class B. Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders. Each share of our Class B common stock will entitle its holder to vote on all matters to be voted on by stockholders as described further below. The Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law.

Class A Common Stock

Class A common stock outstanding. After the completion of this offering, investors in this offering will own 100% of our outstanding Class A common stock. There will be shares of Class A common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, after giving effect to the sale of the shares of Class A common stock offered hereby. The shares of Class A common stock to be issued upon the completion of this offering will be fully paid and non-assessable.

Voting rights

The holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation

In the event of liquidation, dissolution or winding up of Arog Pharmaceuticals Holdings, Inc., the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights

The holders of our Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of our Class A common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Class B Common Stock

Issuance of Class B common stock with LLC Units

After the completion of this offering, the Continuing LLC Owner will beneficially own 100% of our outstanding Class B common stock. Following this offering, shares of our Class B common stock are issuable only in connection with the issuance of LLC Units of Arog Pharmaceuticals LLC. When an LLC Unit is issued by Arog Pharmaceuticals LLC, we will issue the holder one share of our Class B common stock.

Redemption rights

Each share of our Class B common stock will be canceled by us if the holder elects to redeem one LLC Unit for one share of Class A common stock pursuant to the terms of the New LLC Agreement, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. See “Organizational Structure—Proposed Transactions with the Continuing LLC Owner—Amended and Restated Limited Liability Company Agreement of Arog Pharmaceuticals LLC.”

Voting rights

For so long as the Continuing LLC Owner (and any of its affiliates and permitted transferees) beneficially holds at least 10% of the aggregate number of outstanding shares of our common stock, which we refer to as the “Substantial Ownership Requirement,” each share of Class B common stock will generally entitle its holder to ten votes per share on all matters voted upon by our stockholders. For purposes of calculating the Substantial Ownership Requirement, shares of Class A common stock and Class B common stock held by any estate, trust, partnership or limited liability company or other similar entity of which the Continuing LLC Owner is a trustee, partner, member or similar party will be considered held by the Continuing LLC Owner. From and after the time that the Substantial Ownership Requirement is no longer satisfied, each share of Class B common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. The voting rights of holders of Class B common stock are subject to automatic reduction to ensure such holders do not, in the aggregate and taking into account any shares of our Class A common stock then held by them, hold more than 79% of the combined voting power of our Class A and Class B common stock. Under the New LLC Agreement, the Continuing LLC Owner will have the right, from and after the completion of this offering (subject to the terms of the New LLC Agreement), to require Arog Pharmaceuticals LLC to redeem all or a portion of their LLC Units for, at our election, newly issued shares of Class A common stock on a one-for-one basis or, at our election, cash of equivalent value. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Our Class A stockholders and Class B stockholders will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Delaware law would require our Class A stockholders and Class B stockholders to vote separately as a single class in the following circumstances:

•	if we amend our amended and restated certificate of incorporation to increase the authorized shares of a class of stock, or to increase or decrease the par value of a class of stock, then such class would be required to vote separately to approve the proposed amendment; or

•	if we amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affects holders of such class of stock adversely, then such class would be required to vote separately to approve such proposed amendment.

Dividend rights

Our Class B stockholders will not participate in any cash dividends declared by our Board of Directors.

Rights upon liquidation

In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, our Class B stockholders will not be entitled to receive any of our assets.

Conversion and transferability

Shares of Class B common stock are not transferable except together with an equal number of LLC Units.

Change of control transactions

Upon (A) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (B) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately prior to the transaction (or the voting securities issued with respect to our voting securities outstanding immediately prior to the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting stock of the company (or the surviving or acquiring entity), the holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common Stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Preferred Stock

Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Arog Pharmaceuticals Holdings, Inc. without further action by the stockholders and may adversely affect the voting and other rights of the holders of Class A common stock. At present, we have no plans to issue any preferred stock.

Registration Rights

After the completion of this offering, certain holders of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock) will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our registration rights agreement and are described in additional detail below. We have entered into such registration rights agreement with the Continuing LLC Owner to which we have granted it, its affiliates and certain of its transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered upon exchange of LLC Units held by it (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock). We will not be obligated to register any shares pursuant to any demand registration rights or S-3 registration rights if the holder of such shares is able to sell all of its shares for which it requests registration in any 90-day period pursuant to Rule 144 or Rule 145 of the Securities Act. We will pay the registration expenses (other than underwriting discounts and applicable selling commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with the completion of this offering, each holder that has registration rights has agreed not to sell or otherwise dispose of any securities without the prior written consent of , subject to certain exceptions, for a period ending 180 days from the date of this prospectus (subject to extension). See “Underwriting” for additional information.

Election and Removal of Directors; Vacancies

Our Board of Directors will consist of up to directors, excluding any directors elected by holders of any preferred stock pursuant to provisions applicable in the case of defaults and subject to applicable laws and stock exchange regulations. The exact number of directors will be fixed from time to time by resolution of the board. In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the completion of this offering, our Board of Directors will be divided into three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of our stockholders, our stockholders will elect a class of directors for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our Board of Directors will be elected each year. There will be no limit on the number of terms a director may serve on our Board of Directors. The division of our Board of Directors into three classes with staggered three-year terms may have the effect of discouraging, delaying or preventing a transaction involving a change in control.

In addition, our amended and restated certificate of incorporation will provide that any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring on the Board of Directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation prohibits cumulative voting.

Limits on Written Consents

The DGCL permits stockholder action by written consent unless otherwise provided by our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation permits stockholder action by written consent, but precludes stockholder action by written consent after the date on which our pre-IPO stockholders cease to collectively own at least a majority in voting power of all shares entitled to vote generally in the election of our directors.

Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of stockholders may be called only by or at the direction of the Board of Directors, the chairman of the Board of Directors, the chief executive officer or, so long as our pre-IPO stockholders collectively own at least a majority in voting power of shares of our Class A common stock, any such stockholder, subject to certain limitations. Our amended and restated certificate of incorporation and our amended and restated bylaws specifically deny any power of any other person to call a special meeting.

Amendment of Amended and Restated Certificate of Incorporation

The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend provisions of our amended and restated certificate of incorporation. However, if our pre-IPO stockholders cease to collectively own at least a majority of all of the outstanding shares of our capital stock entitled to vote, the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of stock will generally be required to amend certain provisions of our amended and restated certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, by the affirmative vote of a majority of directors present at any regular or special meeting of the Board of Directors called for that purpose or by the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of voting stock. However, if our pre-IPO stockholders cease to collectively own at least a majority of all of the outstanding shares of our capital stock entitled to vote, the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of stock will generally be required to alter, amend or repeal any provision of our amended and restated bylaws, or adopt certain new bylaws.

Other Limitations on Stockholder Actions

Our bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 150 days prior to the month and day corresponding to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 30 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the tenth day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 50 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the tenth day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our Board of Directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as certain other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Corporate Opportunity

Our certificate of incorporation will provide that each of our pre-IPO stockholders and their respective affiliates will not have any duty to refrain from (1) engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or (2) doing business with any of our clients, customers or vendors. In the event that our pre-IPO stockholders or any of their respective affiliates acquires knowledge of a potential business opportunity which may be a corporate opportunity for us, they will have no duty to communicate or offer such corporate opportunity to us. Our certificate of incorporation will also provide that, to the fullest extent permitted by law, none of such stockholders or their respective affiliates will be liable to us, for breach of any fiduciary duty or otherwise, by reason of the fact that any such stockholder or any of its affiliates directs such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to us, and we will waive and renounce any claim that such business opportunity constituted a corporate opportunity that should have been presented to us.

Limitation of Liability of Directors and Officers

Our certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending these provisions will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum Selection

Our certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders and other similar actions, may be brought only in specified courts in the State of Delaware. Although we believe this provision will benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Risks Related to Shares of Our Class A Common Stock and This Offering—Our amended and restated certificate of incorporation designates a state or federal court located within the state of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.”

Anti-takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware Business Combination Statute

We intend to elect in our certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. Nevertheless, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that each of our pre-IPO stockholders and their transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Listing

We intend to apply to list our Class A common stock on the Nasdaq Global Market under the symbol “AROG.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is                    .

Material U.S. Federal Tax Considerations for
Non-U.S. Holders of Class A Common Stock

The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our Class A common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

•	an entity taxable as a foreign corporation, or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our Class A common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends on our Class A common stock in the foreseeable future. In the event that we do pay dividends out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the treaty.

No amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a non-U.S. holder if the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) and the non-U.S. holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividends will generally be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Gain on Disposition of Class A Common Stock

Subject to the discussions of backup withholding and FATCA withholding taxes below, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise, in which case the gain will be subject to

U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•	we are or have been a United States real property holding corporation (as described below), at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our Class A common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our Class A common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Withholding Taxes

Payments to certain foreign entities of dividends on and the gross proceeds of dispositions of Class A common stock of a U.S. issuer will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under applicable Treasury Regulations, withholding currently applies to payments of dividends on our Class A common stock, but will only apply to payments of gross proceeds from a sale or other disposition of our Class A common stock made after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

Federal Estate Tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Shares Eligible for Future Sale

Prior to this offering, there has been no market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have shares of Class A common stock outstanding (or shares of Class A common stock assuming the exercise of the underwriters’ option to purchase additional shares in full). Of these shares, shares of Class A common stock (or shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full) sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of Class A common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, as described below.

In addition, each of our executive officers and directors, and the holders of all of the shares of our common stock and securities exercisable for our common stock (including shares of Class A common stock issuable upon exchange of LLC Units) have entered into lock-up agreements with the underwriters under which they have agreed, subject to certain exceptions, not to sell any shares of our common stock or any other securities convertible into or exercisable or exchangeable for our common stock during the period ending 180 days after the date of this prospectus (subject to extension). Citigroup may, however, in its sole discretion, permit shares subject to these agreements to be sold prior to their expiration. See “Underwriting” for more information.

Pursuant to the New LLC agreement, a holder of LLC Units may from time to time redeem its LLC Units for an equal number of shares of Class A common stock. See “Organizational Structure—Reorganization Transactions—Amendment of the Limited Liability Company Agreement of Arog Pharmaceuticals LLC.” As a result of these agreements and the provisions of our registration rights agreement described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market (other than any shares purchased by our affiliates);

•	after the lock-up agreements pertaining to this offering expire, up to an additional shares of our Class A common stock (excluding shares of our Class A common stock assuming that all outstanding LLC Units that are redeemable for shares of Class A common stock are so redeemed) will become eligible for sale in the public market, all of which will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares of our Class A common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Redemption Rights

After the completion of this offering,                      LLC Units of Arog Pharmaceuticals LLC will be outstanding. Pursuant to and subject to the terms of the New LLC Agreement, holders of LLC Units, at any time and from time to time, may elect to redeem one or more LLC Units for shares of our Class A common stock on a one-for-one basis or, at our election, cash of equivalent value. The amount of Class A common stock issued or conveyed will be subject to equitable adjustments for stock splits, stock dividends and reclassifications. See “Organizational

Structure—Reorganization Transactions—Amendment of the Limited Liability Company Agreement of Arog Pharmaceuticals LLC.” In connection with this offering, we also intend to enter into a registration rights agreement with the Continuing LLC Owner as described below. If the Continuing LLC Owner exercised all its redemption and resale rights,                            shares of Class A common stock would be registered for resale (representing       % of the number of shares of our Class A common stock outstanding immediately after this offering assuming no exercise of the underwriters’ over-allotment option).

Registration Rights

Upon completion of this offering, the holders of                        shares of Class A common stock, and                        shares of Class A common stock issuable upon the exchange of LLC Units, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a description of these registration rights, see “Description of Capital Stock—Registration Rights” and “Certain Relationships and Related Party Transactions—Proposed Transactions with the Continuing LLC Owner—Registration Rights Agreement.”

Stock Incentive Awards

In connection with the consummation of this offering, we anticipate adopting a new equity incentive compensation plan for the benefit of our eligible employees. We are currently developing the terms of this new equity incentive compensation plan, which we will describe in subsequent amendments to this prospectus.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of Class A common stock issuable pursuant to our new equity incentive plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

All of our directors, executive officers and the holders of approximately % of the shares of our Class A common stock (including shares of Class A common stock issuable upon exchange of LLC Units), have agreed subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock for a period of 180 days after the date of this prospectus, without the prior written consent of the representative of Citigroup. See “Underwriting.”

Rule 144

In general, a person who has beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our Class A common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our Class A common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Underwriting

Citigroup Global Markets Inc., or Citigroup, is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, certain of our employees and substantially all of our other shareholders and optionholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We will apply to have our shares listed on the Nasdaq Global Market under the symbol “    .”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Arog
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering, exclusive of underwriting discounts and commissions payable by us, will be $       . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $_________ .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We (jointly and severally with our subsidiary, Arog Pharmaceuticals LLC) have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Legal Matters

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for Arog Pharmaceuticals Holdings, Inc. by Davis Polk & Wardwell LLP. Certain matters will be passed upon by Latham & Watkins LLP for the underwriters.

Experts

The financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain an Internet site at www.arogpharma.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Arog Pharmaceuticals, Inc.

Opinion on the financial statements

We have audited the accompanying balance sheets of Arog Pharmaceuticals, Inc. (a Delaware corporation) (the “Company”) as of December 31, 2017 and 2016, the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2018.

Dallas, Texas

June 22, 2018

 See accompanying notes to financial statements

Arog Pharmaceuticals, Inc.

Balance Sheets

(in thousands, except share and per share data)

	December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$113	$744
Prepaid expenses	78	123
Total current assets	191	867
Property and Equipment, Net	25	52
Intangible Assets, Net	68	78
Other Assets	9	11
Total assets	$293	$1,008
Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities
Accounts payable	$771	$626
Accrued expenses	596	339
Related party demand note (Note 6)	2,012	8,203
Total Current liabilities	3,379	9,168

Total Liabilities	3,379	9,168
Commitments and contingencies
Stockholders’ equity (deficit)
Common stock (par value $0.0001), 5,000,000 shares authorized, 3,245,995 issued and outstanding; December 31, 2017 and 5,000,000 shares authorized, 3,177,250 issued and outstanding December 31, 2016	—	—
Additional paid in capital	21,170	9,949
Contributed services by related parties (Note 2 & 6)	12,780	7,340
Accumulated deficit	(37,036)	(25,449)
Total stockholders’ equity (deficit)	(3,086)	(8,160)
Total liabilities and stockholders’ equity (deficit)	$293	$1,008

 See accompanying notes to financial statements

Arog Pharmaceuticals, Inc.

Statements of Operations

(in thousands, except share and per share data)

	Years Ended December 31,
	2017	2016

Operating expenses:
Research and development	$10,038	$10,509
General and administrative	1,520	1,388
Total operating expenses	11,558	11,897
Other (Income) expense
Interest Expense	29	164
Total other expense	29	164
Net loss	$(11,587)	$(12,061)
Net loss per common share--basic and diluted	$(3.58)	$(3.80)
Weighted average common shares outstanding--basic and diluted	3,240,266	3,177,250

 See accompanying notes to financial statements

Arog Pharmaceuticals, Inc.

Statements of Stockholders’ Equity (Deficit)

(in thousands, except share and per share data)

	Common Stock		Additional Paid-in	Contributed services by related parties	Accumulated
	Issued	Amount	Capital	(Notes 2 and 6)	Debt	Total
Balance at December 31, 2015	3,177,250	$—	$9,949	$360	$(13,388)	$(3,079)
Capital contribution	—	—	—	—	—	—
Contributed services by related parties	—	—	—	6,980	—	6,980
Net loss	—	—	—	—	(12,061)	(12,061)
Balance at December 31, 2016	3,177,250	$—	$9,949	$7,340	$(25,449)	$(8,160)
Debt to Equity conversion	50,364	—	8,220	—	—	8,220
Capital contribution	18,381	—	3,001	—	—	3,001
Contributed services by related parties	—	—	—	5,440	—	5,440
Net loss	—	—	—	—	(11,587)	(11,587)
Balance at December 31, 2017	3,245,995	$—	$21,170	$12,780	$(37,036)	$(3,086)

 See accompanying notes to financial statements

Arog Pharmaceuticals, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2017	2016
Cash flows from operating activities
Net loss	$(11,587)	$(12,061)
Adjustments to reconcile net loss to net cash used in operating activities
Contributed services by related parties (see Note 2 & 6)	5,440	6,980
Depreciation and amortization	39	39
Changes in operating assets and liabilities
Prepaid expenses	45	120
Accounts payable and accrued expenses	402	602
Interest payable on related party demand note	29	164
Net cash used in operating activities	(5,632)	(4,156)
Cash flows from investing activities	—	—

Cash flows from financing activities
Capital contributions	3,001	—
Proceeds from related party demand note	2,000	4,000
Net cash provided by financing activities	5,001	4,000
Net decrease in cash and cash equivalents	(631)	(156)
Beginning of year	744	900
End of year	$113	$744
SUPPLEMENTAL DISCLOSURES OF CASHFLOW INFORMATION
NON-CASH FINANCING ACTIVITY:
Debt to Equity Conversion (see Notes 6 & 8)	$8,220	$—
Non Cash CRO Services (see Note 6)	$5,440	$6,980

 See accompanying notes to financial statements

Arog Pharmaceuticals, Inc.

Notes to Financial Statements

1.	Organization and Principal Activities

Description of the Business

Arog Pharmaceuticals, Inc. (“Arog” or the “Company”) is a Delaware corporation headquartered in Dallas, Texas. The Company was originally formed as a limited liability company (“LLC”) on March 29, 2010 and subsequently converted to a subchapter S corporation as of September 29, 2014. Arog is a late-stage oncology company dedicated to improving the lives of cancer patients by developing a highly potent and selective, mutation resistant small molecule drug candidate in indications with high unmet need. The Company’s lead asset crenolanib has been evaluated across various phase I-III clinical trials with numerous patients to date. The Company’s vision is to prolong the lives of cancer patients by advancing cancer treatment through novel combinations of the lead candidate with standard of care chemotherapies and with novel emerging therapies demonstrating synergistic treatment effects.

On April 28, 2010, Arog entered into an exclusive license agreement with Pfizer Inc. (“Pfizer”) to acquire the worldwide licensing rights to develop and commercialize crenolanib along with more than 200 related, benzimidazole-based tyrosine kinase inhibitors (“TKIs”) (see Note 9). From its inception, the Company has devoted all its efforts to the research and development of its sole product candidate, crenolanib.

After obtaining rights to crenolanib, the Company discovered crenolanib’s potent activity against FLT3, a previously unknown but currently validated kinase target. In addition, Arog discovered that optimizing the dosing schedule allowed for greater sustained target inhibition, a critical attribute of effective TKI therapies. These important mechanistic and pharmacokinetic discoveries broadly expanded the therapeutic potential of crenolanib (see Note 9).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

The Company currently operates in one business segment focusing on the development of its sole product candidate, crenolanib. The Company is not organized by market and is managed and operated as one business. The Company does not currently operate any separate lines of business or separate business entities.

Going Concern and Liquidity

For the years ended December 31, 2017 and 2016, Arog incurred net losses of approximately $11.6 million and $12.1 million, respectively. As of December 31, 2017, its accumulated deficit was approximately $37.0 million. In addition, for the years ended December 31, 2017 and 2016, Arog has negative cash flows from operations of approximately $5.6 and $4.2 million, respectively. The Company’s losses have resulted principally from expenses incurred in research and development of Crenolanib. Arog expects to continue to incur losses for the foreseeable future and expects these losses to increase as it continues the research and development of, and seeks regulatory approvals for, Crenolanib and any future product candidates it chooses to develop, prepares for and begins to commercialize any approved products and adds infrastructure and personnel to support its product development efforts and operations, including planned IPO.

The Company has not yet generated revenue and has no current anticipation of generating revenue. The Company anticipates incurring additional losses until such time, if ever, that it can obtain marketing approval to sell, and then generate sales, of crenolanib and any future product candidate it chooses to develop. Substantial additional financing will be needed by the Company to fund its operations and to develop and commercialize crenolanib and any future product candidate it chooses to develop.

The Company has funded its operations to date on an as-needed basis through financing activities consisting primarily of the purchase of equity securities by, the issuance of certain debt securities to and the entry into lines of credit with, certain entities controlled by the Executive Chairman of the Company’s Board of Directors, Dr. Vinay Jain. These and other affiliated entities have also contributed certain services to Arog at no cost. The Company intends to fund its future operations through future equity and debt financings, and it may seek additional capital through arrangements with strategic partners or from other sources.

The Company will seek to obtain additional capital through the issuance of debt, equity financings or other arrangements to fund operations; however, there can be no assurance that the Company will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing stockholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to stockholders. If the Company is unable to obtain such additional financing, future operations would need to be scaled back or discontinued.

The Company currently has approximately $18 million available under the terms of its related party demand notes payable to support the ongoing operations of the Company. The Company anticipates that its cash requirements will be in excess of the amounts available under its related party demand notes from the date of the delivery of the audit report through June 23, 2019. As a result, an entity controlled by Dr. Vinay Jain, the Company’s Executive Chairman and the controlling person of the Company’s sole shareholders, has committed to fund the Company’s operations, support cash flow shortfalls and fulfill the financial obligations to advance the development of the Company’s lead asset through the earlier to occur of an initial public offering or other financing event raising a certain minimum amount of net proceeds and June 23, 2019.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

However, the accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accounting Standards Update 2014-15, Presentation of Financial Statements - Going Concern, requires management to assess conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the financial statements are issued. Management has concluded under ASU 2014-15 that their plans alleviate the substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty, including any adjustments to reflect the possible future effects of the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The most significant estimates in the Company’s financial statements relate to contributed services, and estimation for costs of research and development activities conducted by a third-party provider. These estimates and assumptions are based on a third-party valuation, using current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments, which include money market funds that are readily convertible into cash. The Company considers securities with original maturities of three months or less, at the date of purchase, to be cash equivalents. Cash and cash equivalents are recorded at face value or cost, which approximates fair market value.

Concentrations of Credit Risk and Off-balance Sheet Risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk, consist of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes that it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held and no losses have occurred for the years ended December 31, 2017 and 2016. The Company has no financial instruments with off-balance sheet risk of loss.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements, provides a framework for measuring fair value and requires disclosures regarding fair value measurements. Fair value is defined as an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value.

The three tiers are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amount of the Company’s financial instruments, including cash and cash equivalents and accounts payable approximate their fair values due to their short term nature. There were no transfers between Levels during the period.

The carrying amounts of the Company’s related party demand notes with Jain Investments, LLC (“Jain”) included in the balance sheet was $2 million and $8.2 million for the fiscal years ended December 31, 2017 and 2016, respectively, and approximate fair value (see Note 6).

Property and Equipment

Property and equipment are recorded at cost net of accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the period. Repairs and maintenance costs are charged to expense as incurred.

Intangible Assets

Intangible assets are carried at their initial valuation or acquisition price and amortized on a straight line basis over the estimated useful lives of the assets. The Company’s licensed IP rights were purchased from Pfizer on April 28, 2010 and given a value of $150 thousand based on the expected cost to file as well as limited potential future value based on the stage of development of the drug. A useful life of 15 years was determined by management based on the license agreement (see Note 9).

Impairment of Long-Lived Assets

As required under the applicable accounting guidance, the Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of its long-lived assets, including property and equipment. The Company has not recognized any impairment for the years ended December 31, 2017 and 2016.

Lease Obligations

At the inception of a lease, the Company evaluates the lease agreement to determine whether the lease is an operating or capital lease. For operating leases, the Company recognizes rent expense on a straight-line basis over the lease term and records the difference between cash rent payments and the recognition of rent expense as a deferred liability which is recorded in Accrued expenses on the balance sheets. Where lease agreements contain rent escalation clauses, rent abatements and/or concessions, such as rent holidays and tenant improvement allowances, the Company applies them in the determination of straight-line rent expense over the lease term.

Certain lease agreements also require the Company to make additional payments for taxes, insurance and other operating expenses incurred during the lease period, which are expensed as incurred.

Research and Development Expenses

Research and development costs are expensed when incurred, and include salaries and benefits, clinical trial costs, contract services, fees paid to regulatory authorities for review and approval of the Company’s product candidates and other related costs, and are included in research and development in the statements of operations. Research and development expenses for the years ended December 31, 2017 and 2016 were $10.0 million and $10.5 million, respectively, and consist of both internal and external costs associated with the development of crenolanib. The Company estimates costs of research and development activities conducted by third-party providers, which primarily include the conduct of clinical trials.

In certain circumstances, the Company is required to make nonrefundable advance payments to vendors for goods or services that will be received in the future for use in research and development activities. In such circumstances, the nonrefundable advance payments are recognized in prepaid expenses.

Patent Expenses

Costs related to filing and pursuing patent applications are recorded as general and administrative expenses as incurred since recoverability of such expenditures is uncertain. Patent expenses incurred for the periods ending December 31, 2017 and 2016 were $218 thousand and $200 thousand, respectively.

Contributed Services

Contributed services include services provided by DAVA Oncology, LP (“Dava”) to Arog during fiscal 2017 and 2016. The services included site selection and initiation, data management, project management, patient monitoring and report writing (see Note 6).

Additionally, contributed services were received from Jain, an investment company formed in 2007, to manage the investments of the Company’s Executive Chairman and majority shareholder. Jain has provided employee services, office space and other administrative services to the Company. The costs for these services are charged to the Company by Jain based on actual cost incurred (see Note 6).

Cash Incentive Compensation

The Company maintains the Arog Pharmaceuticals, Inc. 2014 Change in Control and Long Term Incentive Plan (the “2014 Plan”), which was adopted by the Company in 2014.Outstanding notional units under the 2014 Plan have not been recorded as a liability to the Company to date, as they are only an obligation in the event there is a change in control of the Company. The outstanding notional units will be recorded in the future as a compensation expense on the date of the change in control of the Company in accordance with Internal Revenue Service (“IRS”) regulations.

Income Taxes

The Company is a subchapter S corporation under the Internal Revenue Code of the United States of America. The Company does not account for income taxes under the liability method as the Company losses flow through to the income tax returns of the ownership group. Accordingly, tax provisions and deferred taxes are not recognized in the financial statements.

Stockholders’ Equity

The Company’s conversion to a subchapter S corporation applied the previous capital contribution as an offset to the accumulated deficit as of September 30, 2014. Any excess was considered additional paid-in capital. The Company has also recorded $7.0 million and $5.4 million of contributed services by related parties, Dava and Jain, as an addition to stockholders’ equity for the fiscal years ended 2017 and 2016, respectively (see Note 6 & Note 8.)

Net Loss per Share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Since the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same.

Recently Adopted Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Specifically, ASU 2014-15 provides a definition of the term substantial doubt and requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). It also requires certain disclosures when substantial doubt is alleviated because of consideration of management’s plans and requires an express statement and other disclosures when substantial doubt is not alleviated. The Company adopted ASU No. 2014-15 on January 1, 2017. See Note 2 (Going Concern and Liquidity) for the impact on the Company’s financial statements and related disclosures.

Accounting Standards to be Adopted in Future Periods

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date (“ASU 2015-14”), which defers the effective date of this guidance by one year, to the annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. A reporting entity may choose to early adopt the guidance as of the original effective date. In April 2016, the FASB issued ASU 2016-10, Revenues from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”), which clarifies the guidance related to identifying performance obligations and licensing implementation. Upon adoption of the new revenue recognition guidance, the Company anticipates using the alternative transition method that requires the application of the guidance only to contracts that are uncompleted on the date of initial application. ASU 2014-09 is effective for public entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. For all other entities, ASU 2014-09 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is in the process of evaluating the potential impact on its financial statement, but the Company’s management does not expect there will be a material change to the nature, extent or timing of revenues and expenses upon adoption of ASU 2014-09. The Company anticipates adopting ASU 2014-09 effective as of January 1, 2019.

3.	Prepaid Expenses

Prepaid expenses are as follows:

	December 31
(thousands 000’s)	2017	2016
Clinical Trial insurances (R&D)	$27	$45
Imaging Services	—	18
Security Deposit	20	29
Insurances	4	4
Software License Fees	27	24
Other	—	3
	$78	$123

4.	Property and Equipment, net

	Estimated Useful Life	December 31
(thousands 000’s)	(Years)	2017	2016
Software	3	81	81
Less: Accumulated depreciation		(56)	(29)
		$25	$52

Depreciation expense was $27 thousand for the years ended December 31, 2017 and 2016, respectively.

5.	Accrued Expenses

Accrued expenses consist of the following as of December 31:

	December 31
(thousands 000’s)	2017	2016
Clinical Trial Expenses	$224	$326
Jain Support Services	360	—
Other	12	13
	$596	$339

Jain support services include amounts for Finance, Legal, Tax and Human Resources for support of Arog Pharmaceuticals. The services are provided by Jain (See Note 6).

6.	Related Party Transactions

Since its inception in March 2010, and during each of the fiscal years ended December 31, 2017 and 2016, the Company has received consulting, management and administrative services from related party companies owned or controlled by the Company’s Executive Chairman and controlling person of the Company’s sole shareholders. The following is a description of each of these companies and the relationships they have had with the Company:

DAVA Oncology, LP Dava has the same shareholders as the Company, has been in business since April 2007, and provides clinical trial acceleration services to Pharmaceutical/ Biotech companies and other contract research organizations (“CROs”). Since the formation of the Company in 2010, Dava has been the CRO for the Company’s clinical trials. Dava’s services were contributed to the Company as no cash was paid by the Company to Dava. The value of the CRO services provided by Dava to the Company was approximately $5.4 million and $6.6 million respectively, for the years ended December 31, 2017 and 2016.

To determine a reasonable rate for the services provided by Dava to Arog during 2017 and 2016, the Company considered market indications for CRO services using two approaches: a guideline company method that considered the profitability of publicly-traded companies that provide comparable CRO services (the “Margin Analysis”), and a comparison to available arms’ length quotes that AROG received from third-party CROs as well as a contract between Dava and a third-party pharmaceutical company for services similar to those Dava provided to Arog (the “Rate Analysis”).

For the Margin Analysis, the Company conducted a search for publicly traded CROs that provided services similar to those provided by Dava to Arog. In determining the set of comparable companies, the Company utilized Capital IQ, which provides access to facts and figures on SEC-filing public companies. The Company reviewed all potential guideline companies’ public filings and related information and eliminated companies that were not similar in terms of mix of business.

For the Rate Analysis, to determine an indication of a reasonable rate for the services provided by Dava to Arog, the Company considered recent arms-length indications, including the rates charged by Dava to third-party clients and quotes for similar services provided to Arog from competitors of Dava, as these were indicative of market rates.

The results are summarized in the schedule below:

(000’s)	Weighting	December 31, 2017	December 31, 2016
Margin Analysis	20%	$948	$824
Rate Analysis	80%	$4,488	$5,792
Total		$5,440	$6,620

Jain Investments, LLC (“Jain”) is an investment company formed in 2007 to manage the investments of the Company’s Executive Chairman and majority shareholder. Jain has provided employee services, office space and other administrative services to the Company. The allocation of the contributed services, which was based on a pro rata full time equivalent calculation of employees and actual rent expense, was approximately $360 thousand for each of the years ended December 31, 2017 and 2016. For the year ended December 31, 2017 these costs were expensed in the statement of operations, and for the year ended December 31, 2016 these costs were received as Contributed Services on the balance sheet.

The Executive Chairman and controlling person of the Company’s sole shareholders also entered into a consulting agreement with the Company effective January 1, 2014 pursuant to which he receives $150 thousand per annum. The cost is recorded as consulting expense and is paid monthly and included in general and administrative expenses. The same cost of $150 thousand was recorded and paid by the Company for each of the years ended December 31, 2017 and 2016.

Demand Notes and Stock Purchases

Since 2015, Arog has entered into a number of agreements with Jain pursuant to which Jain has provided sources of liquidity to Arog, including certain operating lines of credit as described below. The interest rate in respect of such operating lines of credit has in each case been consistent with the prevailing market rate for similar loans, based on a similar ownership structure and the collateralization or guarantee of such loans by a related party.

Arog signed a loan agreement dated June 3, 2015 (“2015 Agreement”) with Jain. The 2015 Agreement made available an operating line of credit not to exceed $4 million in principal, with all amounts bearing simple interest at a rate equal to 2.5% per annum. The 2015 Agreement provided Arog with an initial advance on June 3, 2015 in the amount of $2 million to be used for general corporate business purposes. A second advance of $2 million was made on October 22, 2015. Arog accrued interest in 2017 and 2016 in the amounts of $8 thousand and $100 thousand, respectively.

Arog signed a second loan agreement dated February 22, 2016 (“2016 Agreement”) with Jain. The 2016 Agreement made available an operating line of credit not to exceed $4 million in principal, with amounts drawn in the initial advance thereunder bearing simple interest at a rate equal to 2.62% per annum and in subsequent advances at fixed rates as determined on the date of issuance thereof. The 2016 Agreement provided Arog with an initial advance on February 22, 2016 in the amount of $2 million to be used for general corporate business purposes. A second advance of $2 million was made on August 23, 2016. Arog accrued interest in 2017 and 2016 in the amounts of $9 thousand and $64 thousand, respectively.

On January 31, 2017, Arog entered into a stock purchase and debt conversion agreement with Jain pursuant to which Arog agreed to issue Jain 50,364 new shares of common stock to repay in full amounts outstanding under the 2016 Agreement and 2015 Agreement with Jain. Jain also agreed to purchase 18,381 new shares of common stock with an aggregate purchase price of $3.0 million.

Arog signed a third loan agreement dated September 8, 2017 (“2017 Agreement”) with Jain. The 2017 Agreement made available an operating line of credit not to exceed $4 million in principal, with amounts drawn in the initial advance thereunder bearing simple interest at a rate equal to 2.58% per annum and in subsequent advances at fixed rates as determined on the date of issuance thereof. The 2017 Agreement provided Arog with an initial advance on September 8, 2017 in the amount of $1 million to be used for general corporate business purposes. A second advance of $1 million was made on November 8, 2017. Arog accrued interest in 2017 in the amount of $12 thousand.

	December 31
(thousands 000’s)	2017	2016
Demand Note	$2,000	$8,000
Interest Payable (demand note)	12	203
	$2,012	$8,203
Related Party Interest expense	$29	$164

7.	Cash Incentive Compensation Plans

The Company maintains the 2014 Plan. Under the 2014 Plan, the Company may issue up to 4,000,000 notional units to eligible participants. Each notional unit represents the right of the holder to receive an amount equal to such holder’s allocable portion of the proceeds received in respect of a change in control of the Company, as determined in accordance with the 2014 Plan. In order to receive payment in respect of a notional unit under the 2014 Plan, the holder must be employed or providing services to the Company as of the date of such change in control transaction.

No units were issued under the 2014 Plan during the fiscal years ended December 31, 2017 and 2016. As of December 31, 2017, 40,000 notional units were issued and outstanding under the 2014 Plan.

Outstanding notional units under the 2014 Plan have not been recorded as a liability to the Company to date, as they are only an obligation in the event there is a change in control of the Company. The outstanding notional units will be recorded in the future as a compensation expense on the date of the change in control of the Company in accordance with IRS regulations.

8.	Stockholder’s Equity

On January 31, 2017, Arog entered into a stock purchase and debt conversion agreement with Jain pursuant to which Arog agreed to issue Jain 50,364 new shares of common stock to repay in full amounts outstanding under the 2016 Agreement and 2015 Agreement with Jain. Jain also agreed to purchase 18,381 new shares of common stock with an aggregate purchase price of $3.0 million.

After this debt to equity conversion and additional stock purchase, 3,245,995 shares of Arog’s common stock were outstanding as of December 31, 2017.

9.	Pfizer Milestone, Royalties and Sublicense Payment Terms

In April 2010, the Company entered into a license agreement with Pfizer (the “Pfizer License Agreement”), pursuant to which Pfizer granted to Arog an exclusive, worldwide and sublicensable license to Pfizer’s jointly-owned rights in certain patents. The licensed IP rights are directed to a suite of benzimidazole-based tyrosine kinase inhibitors, including the Company’s sole product candidate crenolanib. Pursuant to the Pfizer License Agreement, the Company must use commercially reasonable efforts to develop and commercialize the licensed products at Arog’s sole expense.

Upon execution of the Pfizer License Agreement, Arog paid to Pfizer an upfront license fee. Arog is also obligated to pay up to three milestone payments triggered upon certain commercialization milestones up to an aggregate of $12.5 million. Once a licensed product is commercialized, Pfizer is entitled to a percentage of royalties in the low teens based on net sales of licensed products by Arog, its affiliates and its sub-licensees. The royalty percentage for net sales of a licensed product in the United States will decrease to a high single digit percentage upon the expiration or abandonment of the last valid licensed U.S. patent claim covering the licensed product. Arog shall pay the royalties to Pfizer for each product on a country-by-country basis.

The Company capitalized a portion of the licensed IP rights upon execution of the license agreement in April 2010 and is amortizing the asset over the determined useful life of the contract, which is fourteen years:

	December 31
(thousands 000’s)	2017	2016
Crenolanib Licensed IP Rights	$150	$150
Accumulated Amortization	(82)	(72)
	$68	$78

Amortization expense was $10 thousand for the years ended December 31, 2017 and 2016 respectively.

The future amortization of these intangible assets was based on the adjusted carrying amount. Future amortization of all crenolanib IP rights for the next five years is as follows ($ in thousands):

Crenolanib Licensed IP Rights
(thousands 000’s)	Acquired - 28-Apr-10
2018	$10
2019	10
2020	10
2021	10
2020	10

10.	Commitments and Contingencies

Litigation

From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities. Management believes that the Company is not currently party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, would materially and adversely affect the Company's business, financial position, results of operations or liquidity.

Lease arrangements

In October 2015, the Company entered into a sub-lease for office space in Dallas, Texas. The company has provided a security deposit of $39 thousand as collateral for the lease. The Company’s rent expense was $52 thousand and $171 thousand for the years ended December 31, 2017 and 2016, respectively. The remaining payments on the lease total $118 thousand for the year ending December 31, 2018 and $97 thousand for the year ending December 31, 2019.

11.	Subsequent Events

The Company has evaluated subsequent events through June 22, 2018, the date that the financial statements were available to be issued.

On January 15, 2018, the Company received a third advance of $2.0 million under the 2017 Agreement.

On April 11, 2018, the Company entered into a fourth loan agreement with Jain (the “2018 Agreement”) providing for an operating line of credit to be used for general corporate purposes not to exceed $4.0 million with a ten (10) year term from the effective date and an interest rate equal to 3.04% per annum for amounts drawn in the first advance, and in subsequent advances at fixed rates as determined on the date of issuance thereof. On April 11, 2018 the company requested the first advance under the line for $1.0 million to be used for general corporate purposes.

On May 15, 2018, a second advance under the 2018 Agreement for $1.0 million was made to be used for general corporate purposes.

On May 30, 2018, the 2018 Agreement was amended to increase the maximum available amount to $20.0 million.

On June 12, 2018, the Company entered into a Master Services Agreement with Jain pursuant to which Jain will provide certain back office support services to Arog, and the Company also entered into a Master Services Agreement with Dava pursuant to which Dava will provide certain CRO and other oncology drug development products and services to Arog.

Shares

Class A Common Stock

PRELIMINARY PROSPECTUS

, 2018

Citigroup

Until                , 2018, all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by us, other than estimated underwriting discounts and commissions, in connection with our initial public offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated bylaws will also provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. Prior to the completion of this offering, the registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s Certificate of Incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Except as set forth below, in the three years preceding the filing of this Registration Statement, the Registrant has not issued any securities that were not registered under the Securities Act.

Prior to this offering,             shares of Class B common stock will be issued to the Continuing LLC Owner in reliance upon the exemption from the registration requirement of the Securities Act provided for by Section 4(a)(2) thereof for transactions not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules

(a)       The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of Arog Pharmaceuticals Holdings, Inc., as currently in effect
3.2*	By-Laws of Arog Pharmaceuticals Holdings, Inc., as currently in effect
3.3*	Form of Amended and Restated Certificate of Incorporation of Arog Pharmaceuticals Holdings, Inc.
3.4*	Form of Amended and Restated By-Laws of Arog Pharmaceuticals Holdings, Inc.
4.1*	Form of Registration Rights Agreement
5.1*	Opinion of Davis Polk & Wardwell LLP
10.1*	Form of Amended and Restated Limited Liability Company Agreement of Arog Pharmaceuticals LLC
10.3*	Form of Tax Receivable Agreement
10.4*	Form of Contribution Agreement
10.5*	Consulting Services Agreement, dated as of January 1, 2014, between Arog Pharmaceuticals, Inc. and Dr. Vinay Jain
10.6*	Form of Indemnity Agreement, between Arog Pharmaceuticals Holdings, Inc., a Delaware corporation, and the directors and officers of Arog Pharmaceuticals Holdings, Inc.
10.7*	Arog Pharmaceuticals Holdings, Inc. 2018 Equity Incentive Plan
10.8*#	License Agreement, dated April 28, 2010, between Arog Pharmaceuticals LLC and Pfizer Inc.
10.9*#	License Agreement, dated January 5, 2015, between Arog Pharmaceuticals, Inc. and Videra Pharmaceuticals, LLC
10.10*	Asset Purchase Agreement, dated January 5, 2015, between Arog Pharmaceuticals Inc. and Videra Pharmaceuticals, LLC
10.11*	First Amendment to January 5, 2015 License Agreement, dated June 22, 2018, between Arog Pharmaceuticals, Inc. and Videra Pharmaceuticals, LLC
10.12*	Master Services Agreement, dated June 12, 2018, between Arog Pharmaceuticals, Inc. and DAVA Oncology, LP
10.13*	Master Services Agreement, dated June 12, 2018, between Arog Pharmaceuticals, Inc. and Jain Investments, LLC
10.14*	Stock Purchase and Debt Conversion Agreement, dated January 31, 2017, between Arog Pharmaceuticals, Inc. and Jain Investments, LLC
10.15*	Loan Agreement, dated as of September 8, 2017, between Arog Pharmaceuticals, Inc. and Jain Investments, LLC
10.16*	Loan Agreement, dated as of April 11, 2018, between Arog Pharmaceuticals, Inc. and Jain Investments, LLC
10.17*	First Amendment to April 11, 2018 Loan Agreement, dated May 30, 2018, between Arog Pharmaceuticals, Inc. and Jain Investments, LLC
21.1*	Subsidiaries of the registrant
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page hereto)

+	Filed herewith.

*	To be filed by amendment.

#	Confidential treatment is being requested for portions of this exhibit. These portions have been omitted from the registration statement and will be filed separately with the Securities and Exchange Commission.

(b)       No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes hereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)       The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)       The undersigned registrant hereby undertakes that:

(1)       For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)       For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the                day of                   , 2018.

Arog Pharmaceuticals Holdings, Inc.

By:
Name:
Title:

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott Salka, Dean Ferrigno and Edward McDonald, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Executive Chairman of the Board of Directors	, 2018
Dr. Vinay Jain

	Chief Executive Officer and Director (principal executive officer)	, 2018
Scott Salka

	Chief Financial Officer (principal financial and accounting officer)	, 2018
Dean Ferrigno

	General Counsel and Corporate Secretary and Director	, 2018
Edward McDonald

	Director	, 2018
Greg Fisher

	Director	, 2018
Taizoon Khokhar